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REGISTRANT'S NAME T Online

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P
THOMSON FINANCIAL

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OICF/BY: dly

DATE : 8/6/02

The 2001 financial year.
On is In.



T-Online

T-Online.* Group Structure.

Chairman of the Board of Management T-Online International AG Thomas Holtrop	CFO (Chief Financial Officer) Rainer Beaujean	CTO (Chief Technical Officer) Andreas Kindt	CMO (Chief Marketing Officer) Burkhard Graßmann	CHR (Chief Human Resources) Veronika Altmeyer
Corporate Development	Finance	Access Technology	Coordination/Profiling/ Webdesign	Recruiting/Personnel Management
Corporate Communications	Controlling	Portal Technology	Product Marketing Portal	Compensation/Benefits
International Business	Investor Relations	Back Office Technology	Product Marketing Business to Consumer Services	Employee Development/ Processes/Organization/ Quality Management
	Purchase Department	IT Operations	Product Marketing Shopping, e-commerce, Business to Business	Legal Affairs
		Customer Service	Ad-/e-commerce Sales	
		Hotlines	Sales (Retail Services)	
			Marketing Communications	

*The terms "T-Online", "T-Online International" and "company" when used in this annual report always refer to T-Online International AG unless the context shows otherwise.

Consolidated statement of income in quarterly comparison.*

	4th quarter 2001 T€	4th quarter 2000 T€	Change in %
Net revenues	330,584	**254,534**	**29.9%**
Other operating income	8,856	24,487	-63.8%
Goods and services purchased	(153,527)	(155,872)	1.5%
Gross margin (in %)**	56.2%	**48.4%**	**7.8%**
Personnel costs	(39,753)	(30,215)	-31.6%
Other operating expenses	(177,432)	(161,057)	-10.2%
EBITDA	(31,272)	**(68,123)**	**54.1%**
Depreciation and amortization of intangible assets and of property, plant and equipment	(102,645)	(97,666)	-5.1%
Financial (expense)/income, net	(5,933)	32,196	-
Net extraordinary income/expense and taxes	653	(31,903)	-
Loss applicable to minority shareholders	6,807	8,508	-20.0%
Group net loss	132,390	**156,988**	**15.7%**

*Excluding comdirect writedown for risk provisions amounting to some EUR 281 million.

**Including other operating income.

On and On and On and ...



The T-Online year 2001 at a glance.

January 2001

T-Online's new strategy presented

T-Online is gearing up for its new role as an Internet media network. Partnering with a rich variety of content suppliers, T-Online aims to introduce attractive new offerings, building up its own competency in media programming tailored to the Internet. The Group has set itself the target of raising non-access revenues to around 30 percent of the total by 2004, with a clear focus on growth that looks toward profitability and the exploitation of synergies.


T··Online
www.t-online.de

May 2001

Shareholders' Meeting

T-Online presents the results for the first quarter of 2001 at its first Shareholders' Meeting held in Cologne. In its first year as a listed company, T-Online can look back on a major improvement in its market positioning across Europe. Its prime objective for the future of the Group: Consistent development from an ISP to an Internet media network.



August 2001

DaimlerChrysler – Mercedes-Benz Portal at the IFA fair in Berlin

Alliances with the best partners in each industry are the cornerstone of T-Online's strategy for tapping new markets and optimally serving its customers' needs. Its cooperation with DaimlerChrysler to create the Mercedes-Benz Portal, unveiled at the IFA international audio and video fair in Berlin, is a towering example.


www.mercedes-benz.t-online.de
Call Center 01907-8 88 80

November 2001

Redesign

Its modern layout and even greater variety of information make T-Online's redesigned portal all the more attractive to users and advertisers alike. The new home page has a layout reminiscent of a daily newspaper, underscoring T-Online's development "From portal to program."


Neu Laden
Startseite
Favoriten
Drucken
Banking
Shopping
Adresse http://www.t-online.de
OK
Tageshoroskop
So stehen Ihre Sterne mehr

The 2001 financial year

Products and portals

Consolidated financial statements

For T-Online, 2001 was a year of consistent focus on earnings and growth. Radical measures such as a new customer- and earnings-oriented rates structure and the focused development of new, high-quality, pay-per-use content offerings allowed T-Online International AG (Germany) to reach breakeven earlier than expected. The T-Online Group's expansion into a leading Internet media network made rapid progress, thanks to a number of cooperation agreements with well-known media partners such as the German television network ZDF.

Share price performance fails to reflect the Group's progress.

Regrettably, this encouraging development in our operations was not reflected in our market valuation during the year under review. Share price performance was far from satisfactory, the situation on the stock market remaining as difficult in 2001 as it had been in 2000. However, following its all time low of EUR 4.85 in the wake of September 11, the T-Online share price had bounced back to EUR 10.90 by December 31, 2001. Comparatively, the stock significantly outperformed the NEMAX 50 index during the 2001 financial year, losing only 1.8 percent over the year, against NEMAX 50's 60 percent loss.

Building our leading market position.

The trend toward consolidation on the fiercely contested Internet markets in Germany and Europe will continue, eventually distilling down to some key European players. T-Online has managed to further expand its competitive lead as the number one Internet portal in Germany and one of the largest Internet service providers in Germany and Europe in terms of subscriber numbers and revenues. The improved financial performance in 2001 is an emphatic verification of this.

High-level growth rates for new subscribers.

The reporting year was characterized by continued high-level growth of the subscriber base. At the end of November, we welcomed our ten millionth subscriber on board. In total, some 2.719 million new subscribers signed up for our service, a year-on-year increase of around 34 percent thanks in part to our new rates structure. At the end of 2001, the total subscriber base for the T-Online Group stood at 10.7 million.



Thomas Holtrop
Chairman of the Board of
Management
T-Online International AG

High usage intensity and the broadest reach.

2001 saw a further hike in usage duration and intensity. T-Online subscribers' average online time per month increased from 580 minutes in the year 2000 to more than 1,071 minutes in 2001.

Total usage of T-Online's portal network measured over one month almost doubled from 529 million minutes in December 2000 to 925 million minutes in December 2001 (source: JupiterMMXI).

Continuous expansion in our range of content and services also helped us to substantially increase our reach. The number of unique visitors to the T-Online pages was up from 7.3 million in December 2000 to 9.8 million in December 2001, which translates into more than 50 percent of all German Internet users each month—by far the greatest reach of all Web sites called up in Germany.

Appreciable increase in Group revenues.

In the 2001 financial year, positive business performance meant a significant increase in T-Online Group revenues, with a year-on-year increase of 43 percent to EUR 1.140 billion.

The access business still accounts for the bulk of the revenues generated. In 2001, revenues from this area were up 42 percent, from EUR 666 million to EUR 947 million. Bucking the market trend, the non-access business was also extremely buoyant. In this area, revenues were up from EUR 131.3 million in 2000 to EUR 192.7 million in 2001, accounting for 17 percent of total revenues.

Earnings trend: Breakeven reached earlier than anticipated.

The measures initiated to boost profitability are clearly taking effect. Earnings before interest, tax, depreciation/amortization and extraordinary earnings (EBITDA) at T-Online International AG (Germany) reached breakeven in the third quarter of 2001, two quarters earlier than we had anticipated.

For the T-Online Group, EBITDA in the 2001 financial year was approximately EUR -189.3 million. This is primarily attributable to the first full-year consolidation of Club Internet and Ya.Com, coupled with the phasing out of the narrowband flat rate.

New tariff concept is well received.

One factor which has helped boost earnings at T-Online International AG is the new tariff concept launched on March 1, 2001. The decision to phase out the loss-making narrowband flat rate and replace it with a new rates structure more in tune with subscriber requirements proved the right way to go. The new budget tariffs were extremely well received. More customers now use the new tariffs introduced on March 1 than previously used the old standard flat rate.

T-DSL a growth driver.

T-DSL is another growth driver for T-Online. T-DSL is the new Internet access generation, providing the ideal platform for the development of innovative online multimedia offerings. With some 2.2 million T-DSL connections already sold by the end of 2001, Deutsche Telekom is moving full speed ahead with the network expansion. In the second half of 2001, for the first time ever, more time was spent connected to the Internet via T-DSL than via conventional access methods (modem or ISDN), a clear indication that we are right on track with the expansion of our broadband services.

Perfectly poised for further growth.

The Internet is a growth market and will remain so for the foreseeable future. Over the next few years, Internet usage in Europe will continue to increase. T-Online is ideally placed to exploit this dynamic market which has now "come of age" in terms of its structure, technology and economics. There are three reasons for this, the first being our leading market edge in Europe and Germany. The second is our combined business model which unites access and the portal business, and generates a host of synergies, with their follow-up in terms of competitive advantages. This model guarantees continuous traffic on the portal, is essential for effective marketing of new offerings, and helps cut acquisition costs. Thirdly, we also benefit from direct relationships with millions of contract customers. Our billing relationship is pivotal to the introduction of innovative offers and payment models.

Well on track to becoming an Internet media network.

Consistent expansion of the portals coupled with the range of high-quality content are further key factors in the company's positive business performance. Last year, we forged successful links with three premium partners—ZDF, Mercedes-Benz and Motor Presse International—who opted to market their high-caliber content under the T-Online umbrella. The redesign of the T-Online home page, launched in early November 2001, is another important strategic move toward a comprehensive media network. The new, attractive design covers an even broader spectrum of information and enables us to offer the very latest news and other services designed to appeal to a wide range of users and needs. With the launch of T-Online Software 4.0 and the T-Online Messenger (TOM), T-Online has brought its palette of attractive services right up to date. This instant messaging tool connects the global Internet community, and is now also used by our European subsidiaries.

Operational focuses for 2002.

New broadband offerings will play a key role for our evolution into an Internet media network. We have set four priorities for T-Online's development down the line. Firstly, as part of a campaign entitled "From portal to program," T-Online will continue to evolve into a Web-based supplier of media programming, and draw on its own expertise to establish attractive new content formats. The thoroughly revamped design with integral multimedia applications highlights the impressive progress already made in this area. Secondly, we aim to expand our customized services for various target groups, one example being the launch in January 2002 of our new Business portal for small and medium-sized enterprises. Thirdly, we have also created a separate portal for the rapidly increasing numbers of T-DSL users in Germany, known as T-Online Vision, which draws on the full spectrum of content and format options, such as exclusive movie trailers, music videos or interactive games. Fourthly, we will continue to move away from the "free" Internet culture. Our initial experiences with pay-per-use content indicate that customers are willing to pay a commensurate price for high-quality, and often exclusive, products.

Online advertising and e-commerce offer growth potential.

By increasing the information and entertainment value of our portals for users, we also make them more appealing to business clients as a platform for their Internet advertising and e-commerce activities. New communications formats are being harnessed to broaden the appeal of Internet advertising. For example, banner advertising has contributed substantially to the significant increase in our portal revenues despite a sluggish market environment. Over the next few years, we will make every effort to pursue our systematic exploitation of the high growth potential in this area.

Profitability is also our prime objective in internationalization.

Our long-term goal is to anchor T-Online among the top three in each of the six European countries in which we are an active player. Ensuring profitability is a top priority in the medium term, for example, by transferring know-how and exchanging content to unlock synergies and economies of scale. In integrating all of our business units, we also attach great importance to harmonizing the diverse corporate cultures.

Clearly on track for the future.

The success of the past financial year is positive proof that our strategy is on track. We are committed to pursuing our Internet media network strategy, spurred by the conviction that this is the way forward if we are to build on our place at the top in a dynamic environment and ensure long term profitability for the company. We will devote all our energy to attaining these targets and repaying the trust you, our shareholders, have placed in us.

Darmstadt, March 1, 2002
The Board of Management

Thomas Holtrop
Chairman



Burkhard Graßmann Veronika Altmeyer Thomas Hettrop Andreas Kindt Rainer Beaujean

The Board of Management.

Thomas Holtrop

Was born in 1954. After studying psychology, in 1981 he embarked on a career with Club Méditerranée Deutschland. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. As of 1996, Thomas Holtrop helped set up BANK 24 AG as General Representative, and as of 1997 was member of the Board of Management of Deutsche Bank 24 AG. Thomas Holtrop has been Chairman of the Board of Management of T-Online International AG since January 1, 2001.

Veronika Altmeyer

Born in 1952, she started her career in 1970 with Deutsche Bundespost in Cologne. After moving to the organization's Stuttgart regional headquarters, Veronika Altmeyer took on a number of personnel and training tasks for the General Staff Council of the Federal Ministry of Posts and Telecommunications. From 1993 through 1999, she was a member of the Central Executive Committee of the post and telecommunications labor union Deutsche Postgewerkschaft, where her sphere of responsibility included the telecommunications division. When T-Nova was founded in 1999, Veronika Altmeyer became Director of Personnel in the executive management. She was appointed to the Board of Management of T-Online International AG on December 1, 2000.

Rainer Beaujean

Born in 1968, Mr. Beaujean studied business administration, and began his professional career in 1995 in the Group Accounting division at Deutsche Telekom AG. From there he progressed to the support team of the Board member for Finance and Controlling before being appointed Head of Controlling in the team supporting the Board member for International Operations and Foreign Subsidiaries. As of February 2000, he was Head of Board Member Support in the Finance and Controlling Division. He was appointed a member of the Board of Management of T-Online International AG on October 1, 2000.

Burkhard Graßmann

Was born in 1966. After studying business administration, history, politics and philosophy, he became a lecturer in marketing in 1992 and in 1993 became Head of Marketing and Organization at the insurance company Hamburg-Mannheimer-Sachversicherungs-AG. After three years as Head of Advertising for EXPO 2000 Hannover GmbH, he held various positions at Deutsche Telekom from 1998 on, the most recent of which was in the Management of the Press Communications Center in Bonn. Burkhard Graßmann was appointed a member of the Board of Management of T-Online International AG on October 1, 2000.

Andreas Kindt

Was born in 1964, and studied engineering for business. He began his career with Nixdorf Computer AG in 1987, as Product Manager in communications technology product marketing. He moved to Detecon GmbH in 1990, first to become Head of Berkom Telepublishing Projects, then assuming responsibility for applications project planning in 1993, before being appointed Head of Product Development in 1998. He became Manager of the Berkom performance center for T-Nova in 1999, and was appointed an Executive Officer of the company in August 2000, responsible for software systems. Andreas Kindt joined the Board of Management of T-Online International AG on January 1, 2002.

Report of the Supervisory Board to the Shareholders' Meeting.

The shakeout in the online market was the overriding feature of 2001. In this environment, T-Online International AG was still able to expand its market position. The overall situation posed some special challenges for the Supervisory Board.

The Supervisory Board advised the Board of Management on all major decisions, which were discussed in great detail with the Board of Management at five regular Supervisory Board meetings; the Company's business performance was another key topic of discussion at all meetings.

Of the topics covered, the following deserve special mention:

- Creation of the information portal (t-info.de)

- Conclusion of a cooperation agreement with television network ZDF (heute.t-online.de)

- Creation of a joint venture with TUI and Thomas Cook (t-online.travel.de)

- Creation of an automotive portal with Motorpresse Stuttgart (auto.t-online.de)

- Participation in Bild.t-online.de and Interactive Media AG with publishers Axel Springer Verlags AG

- Key aspects of human resources policy.

The meetings of the Supervisory Board were regularly prepared by the Presiding Committee (in five meetings).

In the 2001 financial year, the following personnel changes occurred in the Board of Management:

As of December 31, 2001, Eric Danke relinquished his position on the Board of Management with the approval of the Supervisory Board. Andreas Kindt was appointed as a new member of the Board of Management and Chief Technical Officer by the Supervisory Board with effect from January 1, 2002.

We would like to thank Mr. Danke for his dedicated service to the Board of Management of T-Online International AG, and would also like to wish Mr. Kindt every success in his new position.



Dr. Ron Sommer
Chairman of the
[illegible]

The following changes occurred within the Supervisory Board:

Dr. Norbert Käsbeck, Arnaud Lagardère and Dr. Eberhard Rolle were elected as shareholder representatives by the Shareholders' Meeting on May 30, 2001. Detlev Buchal relinquished his post with effect from September 30, 2001. On October 25, 2001, Kai-Uwe Ricke was legally appointed to the Supervisory Board by Darmstadt Local Court.

We would like to thank Mr. Buchal for his dedicated service to the Supervisory Board.

The Supervisory Board has been appropriately informed about the annual financial statements, the consolidated financial statements and the Management Report, which were prepared and submitted by the Board of Management within the required time period, about the related audit opinions prepared by the auditors, and about the Company's risk situation.

In accordance with the statutory requirements, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who were appointed as auditors, duly audited the annual financial statements and consolidated financial statements of T-Online International AG for the year ended December 31, 2001 and the combined Management Report for 2001, including the accounting records, and issued an unqualified auditors' opinion in this respect. The auditor also delivered a report in person to the Supervisory Board meeting on March 8, 2002.

At the same meeting, the Supervisory Board acknowledged the audit opinion and raised no objections. In accordance with Sec. 171 of the German Stock Corporations Act (Aktiengesetz—AktG), the Supervisory Board examined the *annual financial statements, consolidated financial statements and Management* Report of T-Online International AG. It then approved the annual financial statements which were thereby adopted.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft also audited the report compiled by the Board of Management disclosing relations with affiliated companies, the so-called "Dependent Company Report" required by Sec. 312 of the AktG. The auditors reported their findings and issued the following auditors' opinion:

"Based on the results of our statutory audit and assessment, we hereby confirm that

1. The factual information contained in the report is correct,
2. Compensation rendered by the Company in respect of the transactions listed in the report was not inappropriately high,
3. With regard to the measures listed in the report, there are no circumstances which would justify an assessment which differs substantially from that made by the Board of Management."

The Supervisory Board has examined the Board of Management's report disclosing relations with affiliated companies. It concurs with the Board of Management's final statement contained in the report and with the results of the audit conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank all members of staff and the members of the Board of Management for their firm commitment to the good of the Company, its customers and its shareholders.

Darmstadt, March 8, 2002
The Supervisory Board

Dr. Ron Sommer
Chairman

Supervisory Board Members.

Dr. Ron Sommer

Chairman of the Supervisory Board of T-Online International AG since February 25, 2000,
Chairman of the Board of Management of Deutsche Telekom AG

Kai-Uwe Ricke

Deputy Chairman of the Supervisory Board of T-Online International AG since October 2001,
Member of the Board of Management of Deutsche Telekom AG

Dr. Norbert Käsbeck

Since August 1, 2000, Member of the Board of Management of Commerzbank AG

Dieter Gallus

Since March 4, 1999, Chairman of the General Staff Council of T-Online International AG
(until January 31, 2002)

Josef Brauner

Since February 25, 2000, Member of the Board of Management of Deutsche Telekom AG

Dr. Karl-Gerhard Eick

Since February 25, 2000, Member of the Board of Management of Deutsche Telekom AG

Jeffrey A. Hedberg

Since February 25, 2000, Member of the Board of Management of Deutsche Telekom AG

Karl-Heinz Häuser

Since March 20, 2000, Regional Chairman of ver.di
(Germany's united services sector trades union), Hesse Region

Reinhard Koch

Since March 20, 2000, Director of the Central Franconia (Bavaria) Regional Office of ver.di
(Germany's united services sector trades union)

Dr. Eberhard Rolle

Since June 13, 2000, Ministerial Director, German Federal Ministry of Finance

Viola Jackson

Since September 13, 2000, Chairwoman of the Staff Council of T-Online International AG, Darmstadt

Arnaud Lagardère

Since June 13, 2000, General Partner and Co-Chief Executive Officer of Groupe Lagardère

The 2001 financial year




target





stage

T-Online's share.

The adverse stock market environment seen in the year 2000 also continued in 2001. The year saw market sentiment dented by profit warnings and by the September terrorist attacks in the United States. These negative trends also carried T-Online's share, the heavyweight on Germany's Neuer Markt, along with them to some extent, yet by year-end the share was down by only 1.8 percent.

Performance good, despite a difficult year on the markets.

2001 was one of the most difficult years ever for Internet stocks. The first quarter kicked off with massive slides on both Germany's Neuer Markt and America's Nasdaq. Profit warnings and competitors' failure to meet their targets adversely affected T-Online's share price in the first half of the year. The terrorist attacks in the United States on September 11, 2001 also had a major impact on overall market trends. In September 2001, the growth stocks on Germany's NEMAX 50 Neuer Markt index reached a new all-time low of 646. T-Online stock failed to escape this trend, dipping to a low of EUR 4.85 on September 21. Since then, the stock has bounced back, at times reaching a share price 150 percent higher. T-Online shares ended the 2001 financial year at EUR 10.90.

Stock price movements.

Up until October of last year, T-Online's share price moved more or less in line with the NEMAX 50. Increasingly pronounced negative trends on the Nasdaq, the world's leading technology stock exchange, coupled with the subdued sentiment on the Neuer Markt, led to a poor market environment overall. T-Online's share price also succumbed to market pressures, but only lost 1.8 percent of its value overall during the review period, despite a difficult year on the markets. T-Online attributes this to the fact that its projected figures for revenues as well as earnings before interest, tax, depreciation/amortization and extraordinary earnings (EBITDA).

Performance of the T-Online Share in 2001—T-Online versus the NEMAX 50 and the Nasdaq


T-Online
Nasdaq
NEMAX 50
in %*
150
135
120
105
90
75
60
45
30
15
0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

*Index: The first trading day January 2, 2001 = 100.

T-Online versus peer group


T-Online
AOL
Terra
Wanadoo
Tiscali
in %*
150
100
50
0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

*Index: The first trading day January 2, 2001 = 100.

Investor profile.

During the period under review, there were a total of 1,223,858,305 T-Online shares outstanding—with no change relative to the previous year. One billion of these shares (81.71 percent) were held by Deutsche Telekom AG, Bonn, and a further 69,633,116 (5.69 percent) by the Lagardère Group, Paris. In the 2001 financial year, Commerzbank transferred all of its 24,875,189 shares (2.03 percent) to its wholly-owned subsidiary ATLAS Vermögensverwaltungsgesellschaft mbH. In 2001, Ya.com held a 0.17-percent share of the equity capital, equivalent to 2,049,953 shares. The remaining 127,300,031 shares (10.40 percent) made up the free float.

Investor relations.

T-Online feels it is very important to maintain constant, direct dialog with investors, no matter what the mood of the market is. Apart from meetings with analysts from the major investment banks and institutional investors, this philosophy extends in particular to the large number of private investors. A dedicated call center for the "T" family of stocks is available to private shareholders in Germany on a toll-free number, (0800) 330-2100. Up-to-date information about the company and the stock, as well as our quarterly reports, can also be found on our Web site http://www.t-online.de. by clicking Investor Relations. The next Shareholders' Meeting of T-Online International AG will take place on May 29, 2002 in Cologne.

Key data.

T-Online shares issued	**1,224 million**
Stock market capitalization as of Dec. 31, 2001	**€ 13.34 billion**

Highs and lows of the T-Online share price in 2001 (January 2, 2001 – December 31, 2001).

Highs and lows of the T-Online share price, 2001 (Closing prices on Xetra)	**Low**	**High**
1st quarter 2001	€ 16.58	€ 9.01
2nd quarter 2001	€ 14.50	€ 8.85
3rd quarter 2001	€ 9.87	€ 4.85
4th quarter 2001	€ 14.91	€ 5.51

the move





air

Management Report on the T-Online Group and T-Online International AG for the 2001 financial year.

This is the combined Management Report for T-Online International AG and the T-Online Group.

Group overview.

Thousands of €	**4th quarter 2001**	4th quarter 2000	Change in %	**2001**	2000
Revenues	330,584	254,534	29.88	1,139,882	797,171
EBITDA*	(31,272)	(68,123)	54.10	(189,337)	(121,651)
Total assets	6,109,010	7,042,091	(13.25)	6,109,010	7,042,091
Number of employees at year-end	2,693	2,694	0.00	2,693	2,694

*The figure for FY 2000 does not include the EUR 39.2 million in income from the dilution of comdirect equity holdings.

General economic trends.

The world economy.

Modest global growth.

Although the world economy did still manage to grow in 2001, the growth was very modest, because its initially quick pace tailed off as the year went on. Specific negative factors for growth included rising oil prices, problems with animal diseases in Europe, and the terrorist attacks in the United States on September 11.

The Commission of the European Union estimates that the United States' gross domestic product (GDP)* grew by only 0.9 percent in 2001. Although the EU economies outstripped this figure with 1.7 percent GDP growth, this was much lower than the previous year's performance, so both economic zones witnessed a severe cyclical downturn.

*GDP is a key measure of the total domestic output of goods and services in an economy.

The German economy dips.

In tune with developments elsewhere in the world, GDP growth in Germany reduced almost to a standstill, totaling a mere 0.6 percent compared with 3.0 percent in 2000. This was one of the weakest growth rates seen since German reunification. Investment in particular fell back as business confidence sagged, triggering off recessionary tendencies in the economy.

Although the economic cycle was turning downward, net wages and salaries increased, and household disposable income rose by 3.6 percent, compared to 2.8 percent in 2000. Consumer spending increased 3.2 percent in 2001, lagging behind disposable income to allow households to increase their savings ratio for the first time in ten years.

Retail price inflation, year-on-year to January 2002, was 2.1 percent. The higher rate at the start of the new year was attributed to larger increases than usual in fresh food prices and the impact of certain tax increases. If these extraordinary influences are factored out, the underlying annual inflation rate in January 2002 was 1.6 percent, thus reaffirming the earlier downward trend. Telecommunications prices actually fell during the reporting year by 2.6 percent. The change was primarily attributable to fierce competition in the mobile telephony segment, allowing mobile subscribers in January 2002 to use their phones 5.2 percent more cheaply than a year earlier.

Gross domestic product, at 1995 prices.

Change over the previous year in real terms


2001
0.6%
2000
3.0%
1999
1.8%
1998
2.0%
1997
1.4%
0
1.0
2.0
3.0

Source: German Federal Statistical Office

Development of the Internet sector.

Overall, 2001 was another difficult year for the Internet sector. As the online advertising market tailed off markedly, the year saw a wave of consolidation, particularly among small and young companies, whose business models have proved unviable.

Nevertheless, acceptance of the Internet in western Europe continued to grow without hindrance in 2001. During the year, the number of private Internet users rose by just under 25 percent, from 97 to 120 million. By the end of 2001, around 31 percent of the total population of western Europe was online, compared with 25 percent the previous year. The north/south divide in Internet use in western Europe largely persisted in 2001.

Proportion of private Internet users in the total population—2001


Switzerland
41 %
Austria
36 %
Germany
35 %
Western Europe
31 %
France
23 %
Spain
18 %
Portugal
13 %
0
10
20
30
40
50

Source: Jupiter, Online Population Forecasts 2000-2006

The number of Web users who also shop on the Internet has increased at a disproportionately high rate. While in 2000, 21 million people in western Europe made purchases via the Internet, by 2001 this figure had increased to 36 million, an increase of just under 70 percent. One in three Web surfers now uses the Internet for shopping.

Proportion of Web shoppers among users—2001


Germany
35 %
Switzerland
34 %
Austria
31 %
France
30 %
Western Europe
30 %
Spain
23 %
Portugal
20 %
0
10
20
30
40
50

Source: Jupiter, Online Commerce Forecasts 2000-2006

In Germany, the number of private Internet users rose to just under 29 million, a 26-percent increase against the figure of 23 million at the end of 2000. This means that 35 percent of all Germans used the Internet in 2001. The popularity of e-commerce is growing, with the proportion of online shoppers up from 25 percent in 2000 to 35 percent in 2001.

Private Internet use in France climbed almost 40 percent, from 10 million Web surfers in 2000 to just under 14 million in 2001. In spite of this, Internet use across the population as a whole remains rather below the western European average, at 23 percent. There was also a strong increase in acceptance of Internet shopping, with 4.1 million Internet users (30 percent) making purchases online.

In Spain, 7.4 million Web surfers—18 percent of the total population—used the Internet in 2001, a 35-percent increase against the previous year. The number of Internet shoppers surged from 0.9 million to 1.7 million. Thus almost one in five people with Internet access now uses e-commerce.

By the end of 2001, the number of private Internet users in Portugal had risen to 1.3 million, an increase of more than 40 percent against the previous year. However, in terms of the population as a whole, Internet usage remained well below the western European average, at just 13 percent. Some 20 percent of Web surfers also used the Internet for shopping in 2001.

Against a figure of 2.5 million Internet users in 2000, the number of private users in Austria had risen to 2.9 million by the end of 2001, which means one in three of the country's population is now online. In Austria, too, 31 percent of Web surfers shop online.

In Switzerland, the number of private Internet users rose to 3 million in the year under review. At 41 percent, Internet use in Switzerland is significantly above the western European average of 31 percent. The proportion of Web users who also use the Internet for shopping showed a year on year increase of more than 60 percent, rising to 34 percent in 2001.

Regulation of the telecommunications market.

At present, T-Online is exempt from the rates regulation laid down in the German Telecommunications Act (TKG). On June 16, 1999, the Regulatory Authority for Telecommunications and Posts (RegTP) ruled that the main focus of T-Online business operations was on tele-services rather than telecommunications services. However, T-Online subscribers are indirectly affected by rates regulation, T-Online's input costs include charges for telecommunications services regulated by the TKG.

T-Online business trends.

Business purpose and business model.

A key pillar of T-Online's corporate strategy is the "combined business model," which unites the access business and the portal business.

In the access segment, T-Online supplies high-quality Internet access at competitive prices to private customers as well as small and medium-sized enterprises. In Germany, T-Online uses Deutsche Telekom's Internet platform, and in other countries it uses the infrastructure of outside network operators. As well as actual access, T-Online also offers a broad array of value-added services, including e-mail, instant messaging, the WebOrganizer, Web hosting, chat services and international roaming access.

The company's strong positioning in the access arena is a key factor in its success and its launchpad for expansion of the portal business. Our large subscriber base providing quality customer relationships in the Internet access segment—because these are our direct customers with regular accounts—ensures a continuous flow of portal traffic. This direct relationship also means T-Online can offer a range of other services, such as enabling services (payment, security etc.), which add to the portal's appeal.

In 2001, we focused strongly on enhancing the content on offer at T-Online's portals. To help us do this, we entered into a number of strategic partnerships with content providers and media companies.

T-Online's business model.


CPM +
sponsoring
Licenses +
commission
Hosting/DRM/
Billing
Pay per use
subscription
Access charges
Revenues
Placement fees +
commission

T-Online generates the bulk of its revenue from Internet access charges. However, we are making concerted efforts to expand additional revenue sources by stepping up the portal business. For example, advertising customers are integrated into the heavily-frequented portals via CPM (cost per thousand impressions) and sponsoring models. Upon payment of a placement fee, e-commerce partners are incorporated into the portal in a way which is designed to appeal to their particular target groups. T-Online additionally usually receives a certain commission per customer on the products sold. Content partners receive license fees and commission in exchange for the content they make available. In the year under review, preparations were underway to tap into potential revenues from pay-per-use content/services. The first such services were launched early in 2002.

Subscriber trends.

We were able to continually expand our customer base both in Germany and abroad throughout 2001, welcoming our ten-millionth subscriber on board at the end of November. As of the 2001 year-end, T-Online had 8.8 million subscribers in Germany, 0.9 million in Spain and Portugal, 0.8 million in France and 0.2 million in Austria. These add up to approximately 10.7 million T-Online subscribers, as opposed to 7.9 million at the end of the year 2000.

In other words, we attained a net year-on-year gain of 2.8 million customers. T-Online's foreign subsidiaries contributed about 0.5 million of these new subscribers.

T-DSL is a strong driver of growth in Germany. This broadband technology is the passport to a whole new dimension of Internet experience. Among our Germany-based customers who are connected to T-DSL, about one million subscribe to our T-DSL flat rate. Roughly the same number are using T-DSL and have chosen an alternative rate from T-Online's tariff. Altogether, more than 15 percent of our subscribers in Germany now use broadband Internet access. In December alone, the T-DSL flat rate won 180,000 new subscribers.

As a result, T-Online has established an excellent base for future broadband applications such as the T-Online Vision portal specially designed for this technology. Subscribers have responded very positively to our introduction of new narrowband rates targeted to specific customer types to supersede the standard narrowband flat rate which had adversely impacted our earnings. The success of this managed migration is well illustrated by the fact that the new rates introduced in March 2001 have attracted more subscribers than the standard flat rate did.

Developments at T-Online International AG—Domestic business.

Conversion to the euro.

A wide variety of projects and extensive measures to ensure a smooth conversion in Germany from deutschmarks to euros were prepared and implemented in liaison with Deutsche Telekom.

We made a customer-friendly switch to the new currency without any price increases. While we rounded down our fixed monthly charges, we are converting our access fees precisely. The rates described below are now presented in euros only.

In any transactions carrying over from the 2001 financial year, deutschmark amounts were translated into euros at the official conversion rate of EUR 1 = DEM 1.95583, and any rounding was in the customer's favor.

Tariffs on offer.

During 2001, our customer base continued to grow from its already high level. As of December 31, 2001, T-Online had some 10.7 million subscribers. This achievement is partly due to the success of the new tariffs introduced by T-Online International AG on March 31, 2001 for its domestic business.

Now that the narrowband standard flat rate has been finally phased out in December 2001, our 8.8 million subscribers in Germany have a rates portfolio to choose from that caters perfectly to their individual needs and use patterns.

Subscribers can now choose special T-Online by day and by night tariffs if they usually surf the Net at particular times, or opt for one of a range of budget plans. The budget rates are especially in demand: These offer subscribers time quotas of 30, 60, 90 or 120 online hours per month for an affordable lump sum.

The majority of our customers still subscribe at our T-Online eco rate. As such, this remains a major building-block in our rates structure.

Our broadband T-DSL product, offered at the flat tarif of EUR 25 per month, means that users can surf for as long as they want, and has already built up a broad customer base. However, T-DSL customers are free to use any other of of the rates on our tariff if they prefer.

Overall, T-Online was able to maintain price levels against a general downward trend.

Online time.

T-Online subscribers' average online time per month increased from 580 minutes in the year 2000 to more than 1,071 minutes in 2001. Apart from the overall increase in online time as such, an outstanding first-time feature is that, in the second half of 2001, more minutes online were clocked by users with T-DSL access than their counterparts using conventional modems or ISDN. This unlocks more potential for cost savings or service improvements on the input side, as the cost allocation for providing Internet access is already covered by Deutsche Telekom's T-DSL connection service.

The increased online time does not all translate into increased revenues, since subscribers to the T-DSL flat rate can surf as long as they choose for the same charge. In this case, increases in online time and volume generate additional input costs.

T-Online Venture Fund.

In October 2001, T-Online launched its own corporate venture capital fund to provide investment capital to up-and-coming technology companies. Its aim is to identify innovative, interesting technologies and business models that could be useful to T-Online.

The fund is designed to run for eight years, with an option to extend by a further two years. Investments will focus primarily on Germany and the rest of Europe, but investment opportunities in the United States and Asia, as well as in other funds, are also being considered.

The EUR 100-million fund is managed on T-Online's behalf by experienced investment specialists at T-Venture Holding GmbH, the Deutsche Telekom Group's venture capital company.

Subsidiaries and associated companies—All Group companies first consolidated before June 30, 2001.

In 2001, T-Online raised its stake in Atrada from 51 to 100 percent, at a total cost of EUR 2.4 million. Since upping its majority shareholding, T-Online has implemented a strategic reorientation of Atrada. In the future, the company will focus on two core business areas: The operation of specialist marketplaces, and the development and operation of Web shops for small and medium-sized enterprises.

T-Online also increased its stake in daybyday from 55.03 to 61.78 percent in 2001. This company offers a modular system for personal time and information management with a full range of functions for mobile communications, including an extensive WebOrganizer and comprehensive unified messaging services. This allows customers to access and edit all incoming messages (voice mail, fax, e-mail), whether it be from a fixed-line or cell phone, or online. The WebOrganizer has also been successfully integrated by T-Online France.

With regard to its 21.35-percent minority stake in comdirect bank AG, T-Online has taken due account of group restructuring by making a non-cash write-down on the value of its holding as a risk provision.

Webseek has been in liquidation since the end of October 2001. After T-Online had announced its intention of pulling out of this joint venture, the other shareholders decided that the company should be dissolved. T-Online held a 25-percent stake in the joint venture. The liquidation-related costs payable by T-Online are balanced out by outstanding monies owed to it from the joint venture.

T-Motion, a 40-percent holding, and Booxtra, in which T-Online has a 25-percent minority stake, both attained performances that, with the exception of Booxtra's mediantis acquisition, were in line with our expectations.

T-Online France, which uses the Club Internet name on the French market, was acquired in 2000: T-Online purchased a 99.9 percent stake from the Lagardère Group in a stock swap, and the company was first consolidated in the financial statements in the second quarter of 2000. Thus 2001 was T-Online France's first full year as a consolidated subsidiary. Despite a difficult environment in France as the Internet market began to shake down, reducing the number of Internet providers, T-Online France scored a 34-percent increase in its subscriber base to 0.8 million.

After purchasing a 92.66 percent stake in YACOM INTERNET FACTORY S.A. in 2000, T-Online exercised a call option on the remaining shares in Ya.com and assumed full ownership of the company in June 2001. It was first consolidated in the fourth quarter of 2000. In 2001, Ya.com maintained its ranking among the top three Spanish portal providers and made a substantial contribution to the Group's revenues from advertising and e-commerce.

T-Online also has a presence in both the Austrian and German-speaking Swiss markets. In 2001, the company significantly expanded its range of services in both countries. In November, the portals in Austria and Switzerland were repositioned with separate marketing campaigns, following a complete makeover of their content and design. In Austria, a DSL product was additionally launched in the access sector, elevating T-Online.at to the status of full service provider.

New projects—All subsidiaries and associated companies first consolidated after June 30, 2001.

t-info GmbH was founded on March 5, 2001 as a wholly-owned subsidiary of T-Online International AG. t-info will be developed into a comprehensive information portal on the German Internet. The business concept is based on the availability of telephone subscriber information via the Internet. In the past, such information was traditionally provided by Germany's regional, local and business telephone directories (DasÖrtliche, Telefonbuch and Gelbe Seiten) in print and CD-ROM format, as well as via directory enquiries. The idea is to finance t-info primarily from advertising revenues, generated partly via high traffic volumes on the portal, and also from the sale to business customers of promotional entries in a comprehensive online directory. Access to the online telephone directory will be free of charge to end users. The foundation for t-info was laid in the fourth quarter of 2001 when the relevant contractual agreements were closed. The company has been fully consolidated in the T-Online Group since the third quarter.

T-Online has joined forces with two leading companies in the tourism sector, Preussag AG (TUI) and Thomas Cook AG, to create T-Online Travel AG. The company markets tourism products via the Internet, specializing in package holidays. T-Online holds a 75.1-percent stake in this venture.

In the third quarter of 2001, T-Online and Motor-Presse International (the publisher of auto, motor und sport) joined forces to launch a portal covering all aspects of automobiles and mobility. Apart from publishing the latest industry-related news, the portal also offers a cross-brand vehicle configurator which is linked to a vehicle database containing listings from a vast pool of dealers. The portal additionally contains extensive test reports, together with information about accessories and tuning, classic cars, RVs and caravans, and motor racing. T-Online holds a 51-percent stake in the joint venture.

Subject to the approval of anti-trust authorities, T-Online has acquired a 37-percent stake in bild.de, a company which draws together all existing Internet activities of the popular German tabloid newspaper Bild. The joint venture will provide editorial and media services, complemented by T-Online's powerful Internet access.

Star Mobility GmbH, responsible for the Mercedes-Benz Portal, has been consolidated in the T-Online Group since the third quarter of 2001. This company, with start-up equity capital of EUR 15 million, is 51-percent-owned by DaimlerChrysler and 49-percent by T-Online. The Mercedes-Benz portal offers personalized mobility services accessible from a variety of terminals, including WAP, SMS, call centers, Web browsers and PDAs. Information and services such as the organizer and route planner are interlinked.

The Group's earnings situation.

T-Online revenue trends.



Revenue trends in millions of €
2000
2001
Increase in %
Access
665.9
947.2
+42.2%
Non-Access
131.2
192.7
+46.8%
Total
797.1
1,139.9
+43.0%
0
200
400
600
800
1 000
1 200

The T-Online Group's positive development in the 2001 financial year significantly boosted its revenues. These totaled EUR 1,140 million, representing a 43 percent increase over the previous year. T-Online International AG contributed approximately 91 percent of the total Group revenues. The new projects consolidated since July 1, 2001, including t-info and T-Online Travel, contributed EUR 7.2 million, predominantly in the fourth quarter.

Access revenues.

Access business still generates the bulk of our revenues. In 2001, we hiked revenues in this field from EUR 666 to 947 million, for an increase of 42 percent. Over the same period we attained a 34-percent increase in our subscriber base, from 7.9 million in December 2000 to 10.7 million in December 2001.

Approximately 92 percent of total Group access revenues, worth EUR 876 million, were earned by T-Online in Germany in the reporting year, representing a 41-percent increase over the year 2000. In the same time frame, T-Online International AG's subscribers went up by some 34 percent, from 6.5 to 8.8 million. So our revenue growth is not only due to a marked expansion of our customer base, but also to an increase in average revenue per subscriber. This was encouraged partly by our introduction of new scales of charges (our surftime rates) in the spring, and partly by the very strong take-up of the T-DSL flat rate, which had already won around one million customers by December 2001.

Other Group companies also achieved significant increases in subscriber numbers and access revenues. In total, these companies earned revenues of EUR 71 million, with T-Online France out in front.

Non-access revenues.

At present, T-Online's non-access business has two components: Portal operations, consisting of Internet advertising and e-commerce, and other revenues from areas such as business services.

In the year under review, T-Online expanded its non-access business by more than 46 percent in terms of revenues, which totaled EUR 192.7 million. Some 82 percent of the non-access revenues were generated by T-Online International AG. Again in 2001, the growth was driven by the expanded reach of our portals and heavier user traffic. Some 46 percent of T-Online's non-access revenues in the advertising and e-commerce areas were generated by business for Deutsche Telekom AG, not counting the volume-driven marketing of T-DSL.

Contrary to the overall market trend, we again achieved significant growth in portal business in 2001. This is attributable firstly to expanded portal reach and traffic, and secondly to the introduction of new forms of advertising and the intensification of marketing activities in this field.

T-Online has further reinforced its position as Germany's foremost Internet portal. According to market researchers Jupiter MMXI, the number of unique visitors to T-Online's property moved ahead by 34 percent from 7.3 million in December 2000 to 9.8 million in December 2001. Every month, T-Online is visited by more than 50 percent of Germany's Internet users, giving it by far the broadest reach among the Web sites they frequent.

This positive trend is also evident in the monthly number of page impressions, which in Germany climbed from 300 million at the 2000 year-end to more than 450 million twelve months later. Audio-visual content formats have also attracted strong user interest, with some live video events being called up more than 60,000 times.

The Group as a whole grew its portal revenues by some 58 percent from EUR 110 to 173 million, including those generated by the new projects of t-info, T-Online Travel and Auto.t-online.de. If the figures are adjusted to eliminate the new projects, the year-on-year increase comes to EUR 56 million, or about 51 percent. Subsidiaries and associated companies generated around 18 percent of portal revenues. The new projects contributed EUR 7.2 million to portal revenues, mainly in the fourth quarter. Other revenues totaled EUR 19.4 million in 2001, compared to EUR 21.3 million in 2000.

Earnings trends.

Goods and services purchased include expenditures for the use of the Internet platform, access networks, and a major portion of technical portal costs. Network infrastructure is invariably bought from external operators, the operator in the German market being Deutsche Telekom. We were able to substantially reduce these costs in 2001 thanks to a change in the way narrowband platform use is charged for in Germany: Instead of being billed mainly by the minute, we now pay a wholesale flat fee. Our phasing out of the narrowband flat rate for end users and the pronounced increase in subscribers in Germany using broadband access have had an additional positive impact on our cost of goods and service inputs. Input costs for broadband access are substantially lower because there is no longer any need to use expensive telephone-line access.

The 62-percent increase in personnel costs to EUR 137.9 million was primarily due to the inclusion of both T-Online France and Ya.com in the consolidated financial statements for their first full year: These subsidiaries only featured in the 2000 income statement from their date of acquisition onward. At T-Online International AG, a general increase in the payroll has been partly counterbalanced by a transfer of call center staff to outsourcing partners.

Other operating expenses totaled EUR 524.9 million in 2001, and were substantially influenced by the good growth in our customer base. In addition to direct expenditure generated by the acquisition of new customers, other key influential factors were consultancy and software development costs associated with the overall increase in business volume. Marketing and distribution costs alone came to EUR 143 million for the year. Expressed as a proportion of revenues, non-personnel expenses fell back from 48 percent in 2000 to 46 percent in 2001. In T-Online International AG's "Performance 2001" project, potential for enhancing efficiency and cutting costs was identified early in the reporting year and a cost-reduction program duly implemented. The project was then broadened in its second phase to include subsidiaries and associated companies, where substantial savings have also been achieved.

Trends in Group EBITDA in millions of €

	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Total	-68.1	-66.4	-56.9	-34.8	-31.2
T-Online AG	-10.8	-27.0	-26.2	0.9	24.8
subsidiaries	-57.3	-39.4	-30.7	-28.0	-43.2
new projects				-7.7	-12.8*

Axis: 0, -10, -20, -30, -40, -50, -60, -70

*Start of concerted marketing campaign.

T-Online's earnings before interest, taxes, depreciation and amortization (EBITDA) in 2001 came to about EUR -189 million. The main factor underlying the change from the previous year was the inclusion of T-Online France and Ya.com in the consolidated financial statements for the first full year and the establishment of our new projects. Given that the fourth quarter of 2000 was the first in which both T-Online France and Ya.com were consolidated, it offers a worthwhile basis for comparison. Group EBITDA in the fourth quarter of 2001 totaled EUR -31 million, representing a 54 percent improvement on Q4 2000, when the figure was EUR -68 million.

T-Online International AG reached the EBITDA breakeven-point in the third quarter of 2001, two quarters ahead of schedule. The company has steadily improved its EBITDA results both on a quarter by quarter basis and against the fourth quarter of 2000.

The main factors influencing our Group net loss of EUR -797 million (prior year: EUR -390 million) were the incidence of non cash related goodwill amortization over a full financial year for the first time—primarily pertaining to T-Online France and Ya.com—which totaled EUR 365 million (versus EUR 222 million in 2000). Another key non-cash item is the write-down of about EUR 281 million in respect of our minority stake in comdirect bank AG as a risk provision, reflected in the net financial expense.

Net interest income of EUR 164 million was in line with expectations.

Net worth and financial situation.

General remarks.

The consolidated balance sheet did not undergo any significant changes relative to the prior year. The balance-sheet total fell during the period by EUR 933 million. On the assets side, this is substantially due to changes in intangible assets, to a write-down as a risk provision in respect of the investment in comdirect, and to a decline of EUR 728 million in liquid assets while fixed-term deposits invested with Deutsche Telekom AG increased by EUR 426 million.

The fall in liquid assets is related to a reduction in liabilities to Group companies.

The main reasons for the fall on the shareholders' equity and liabilities side are the unappropriated net loss for 2001 and the reduction in liabilities to Group companies. On the other hand, accruals showed an increase.

T-Online has sufficient financial resources, totaling EUR 3.6 billion, to fund further expansion of its operations without outside help. Above and beyond these existing resources, the Company has the capability to issue new stock from its authorized capital as an acquisition currency. Authorized capital was increased to EUR 612 million at the last Ordinary Shareholders' Meeting.

Capital expenditure.

Capital expenditure on property, plant and equipment in 2001 totaled EUR 55 million, devoted primarily to the "equipment, plant and office equipment" category. The bulk of the changes in financial assets reflect the new addition of the Star Mobility stake.

Cash flow.

Operating activities.

Cash flow for operating activities was negative in 2001, at EUR –195 million. This was primarily due to the offsetting of trade accounts payable against fixed-term deposits with Deutsche Telekom AG (EUR 243 million).

Investing activities.

The net cash used for investing activities totaled EUR 1,568 million in 2001. The reduction in this category is substantially due to transfers of funds out of short-term investments (with less than three months to maturity) and into longer-term ones (>3 months). These transfers did not involve any new capital expenditure in the business sense, and the figure is a result of the classification system in the statement of cash flows.

Financing activities.

There was a very small cash outflow on financing activities amounting to EUR 3 million in 2001.

Purchasing.

Deutsche Telekom and its subsidiaries are T-Online's largest suppliers, accounting for 63 percent of total purchasing volume. As a member of the Deutsche Telekom Group, T-Online International AG benefits from the same large-volume terms granted to Deutsche Telekom because it is party to the Group's master agreements with suppliers. T-Online is not disadvantaged by belonging to the Telekom Group, since the "arm's length principle" is applied in practice.

Research and development.

The software used by T-Online in its access and portal businesses is largely based on open Internet standards. Generally speaking, no major research and development in the strict legal sense is necessary to modify these standard products to T-Online's specific requirements. However, T-Online does have access to Deutsche Telekom's R&D facilities. Its Venture Fund established in 2001, managed by the Telekom subsidiary T-Venture, will further boost T-Online's innovative capabilities.

Dependent company report.

On the strength of the existing majority shareholding, T-Online International AG is directly controlled by Deutsche Telekom AG. Because of the German federal government's de facto majority of the voting rights in Deutsche Telekom, the government also holds indirect control over T-Online.

There is no control or profit-transfer agreement in place. Accordingly, pursuant to Sec. 312 of the German Stock Corporations Act (AktG), the Board of Management of T-Online has drawn up a dependent company report. That report concludes with the following declaration: "The Board of Management hereby declares that, under the circumstances known to it at the time such transactions or measures were executed or omitted, the Company was appropriately compensated for all legal transactions or measures listed in the Report on Relations with Group Companies, and it was not placed at any disadvantage by the fact that said transactions or measures were executed or omitted."

Risk management.

The environment in which T-Online operates continues to be determined by technological progress, dynamic changes in markets and competitive conditions, and an increasing convergence of technologies and business segments. In order to capitalize on the opportunities this environment offers but also to recognize and avoid risks in good time, T-Online has established a risk management system in compliance with the German Corporate Governance and Transparency Act (Gesetz zur Kontrolle und Transparenz im Unternehmensbereich—KonTraG). The early-warning system for risk is integrated into the Controlling function's planning and information systems, and is complemented by internal monitoring. For T-Online, risk management means the systematic identification, analysis, documentation and evaluation of all risks pertinent to its operations.

To ensure early recognition of risk, the internal monitoring system sends a risk questionnaire to the management of T-Online and its subsidiaries and associates at quarterly intervals. Executives and senior managers assume responsibility for the risk situation and risk management in their particular fields. They assess the risk situation on a quarterly basis using instruments provided to them. Then they report any risks they have identified to Risk Management, giving details of the probability of a risk-event's occurrence, the extent of potential damage arising, an assessment of how the risk is being monitored, and whatever measures have been taken or are planned to minimize it. Risk Management examines the survey results on a cross-functional basis, analyzing and quantifying them, cross-checking or supplementing them with information from Controlling, and finally looking for any evidence of risk accumulation. The Risk Management function issues a quarterly risk report to management based on its findings from the survey. In turn, the Board of Management submits quarterly reports to the Supervisory Board on all substantial risks affecting the Group.

The fact that the early-warning system is integrated into Controlling supports the process of quantifying any damage when risk-events occur. Conversely, the lessons learned by Risk Management can be utilized by Controlling in its planning and monitoring processes, thus backing up decision-making and helping to bring to light any adverse developments in good time. In addition, Controlling uses a variety of procedures and methods for detecting risk-relevant information. One of these is a monthly reporting system linked up with a system of metrics.

Acting as a body independent of the Group, Group Auditing scrutinizes all components of our risk management system at appropriate intervals, checking that significant business processes are conducted both properly and efficiently, and identifying areas especially important to corporate performance. This contributes substantially both to process optimization and to quality assurance.

We judge the following risks to be significant as regards the future risk profile of T-Online:

- Failure of Internet infrastructure such as backbones, distribution servers, peering points, or connections to T-Online computer centers, resulting in slower Internet response times or in the non-availability of T-Online pages or services

- Impairment of T-Online services due to attacks by hackers or computer viruses

- The impact of market and competitive conditions on our international subsidiaries, associates and cooperative ventures

- Possible decisions by the German Regulatory Authority for Telecommunications and Posts with a direct or indirect influence on the rates T-Online charges to its end users.

Employees.

Human Resources puts in a positive performance.

With an eye to meeting its customers' varying expectations in coming years and ensuring the continued high quality of its products and services, T-Online implemented a series of personnel development measures in 2001 and adjusted the size of its workforce in some of its divisions. These changes on the human resources side were geared strictly to our overall corporate strategy, thus making a significant contribution to increasing the T-Online Group's value.

Human Resources—A vital partner.

When it comes to meeting a broad spectrum of requirements and objectives, Human Resources is a vital partner for all T-Online units. Intensified, holistic collaboration between all divisions and the systematic development of our personnel monitoring activities have enabled us to build up the personnel resources we need—in Germany and across Europe—in order to sustain the successful development of our Group going forward, no matter what challenges we face. The importance of integration management has grown with the internationalization of our Group. We have implemented measures aimed at developing a shared self-image and overarching identity within the Group. Hand-in-hand with this, we view intercultural, organizational and individual diversity as a source of opportunity and enrichment.

Customer Service Project.

Customer Service was restructured in 2001 on the basis of rigorous profitability criteria for the customer care area. As a result, the future will see T-Online focusing on its core competencies and turning to external service providers to help it handle the rapid growth in its customer base. This will include transferring our offices at Düsseldorf, Siegen and Neu-Ulm to selected outsourcing partners effective February 2002. Working together with labor representative bodies, we agreed on an extensive severance package and a reconciliation of interests which guarantees that the terms of employment for the approximately 500 employees affected by this move will remain unchanged for at least 18 months. Employees will also be protected against dismissal for operational reasons during this time. In exchange, our Kiel and Oldenburg operations will be expanded into centers of excellence during the course of 2002.

Staffing levels.

The decision to restructure our customer service system led to higher personnel turnover levels at affected locations in 2001. At the same time, staffing levels were increased substantially in our IT, Marketing and Sales functions—those areas that reflect T-Online International AG's core competencies. The total number of employees at T-Online International AG declined slightly as of December 31. The overall size of the T-Online Group workforce, however, remained virtually unchanged.

Staffing levels at T-Online


2001
2,693
2000
2,694
1999
949
1998
601
1997
450
400
800
1,200
1,600
2,000
2,400

The stock option plan—Part of our sector-oriented compensation system.

A stock option plan was once again adopted by the 2001 T-Online Shareholders' Meeting and subsequently implemented. This strategic instrument has been an important factor in inducing highly qualified individuals to join our team and in binding executives and employees with valuable expertise to our company.

Forward-looking human resources development.

T-Online conducted its first employee opinion survey in 2001—with a participation rate of nearly 70 percent. The findings provided valuable information regarding the development potential to be found in our organization and employees. Parallel to this, we also set up an executive development program to foster a sense of leadership among participants and develop joint management guidelines. The international trainee program which we launched in 2001 met with an extraordinarily positive response.

Actively shaping the labor-management partnership.

Thanks to several factors—our reliability vis-à-vis employee representatives, good partnership-style relations with employee "codetermination committees" and a human resources policy that builds on mutual trust—we were able to implement key projects in 2001 that are of critical importance to our corporate development. By reconciling conflicting interests in ways that would mitigate potential hardship, we were able to implement measures such as the Customer Service Project and restructure several units involving core T-Online competencies on both a timely and consensual basis.

Outlook.

Strategic market development country by country.

We expect the strong growth in the number of Internet users in western Europe to persist in the current year. In addition, T-Online anticipates an increasing number of users actually carrying out transactions via the Web. We believe an increasing proportion of those transactions will involve paying for digital products (e.g. downloads or premium content). The year just completed was a particularly difficult one for the online advertising market which has been in a consolidation phase, but we anticipate that this market will gradually recover during the current year.

T-Online in Germany.

Building on the firm foundations provided by its almost nine million private and business customers in Germany at the end of 2001, T-Online intends to hold to its goal of stepping up even further its share of the growth in the Internet business as a whole.

The combined business model will remain the bedrock of our strategy, allowing us to consistently exploit synergies between access and portal operations. We will expand our portal and content businesses with resolve, working with strategic partners from the media field to develop them into a leading Internet media network. Recently acquired companies such as Interactive Media will also play a key role in these developments.

We will devote more effort to bundling content and services geared to specific target groups, using a variety of channels (including mobile terminals) to distribute these to our customers. Using our existing, subscription-based customer relationships as the launchpad, we will focus on marketing premium content.

A high priority will continue to attach to strengthening T-Online's positioning in the broadband business. We aim to achieve massive expansion in our broadband customer base. With T-Online Vision, we intend to lead the field of broadband portals and the marketing of content and services geared specifically to this technology.

Besides addressing the private user segment, we will further develop our product offering for small and medium-sized business customers. The T-Online Business brand will be our umbrella under which we draw together content and applications in the hosting and ASP fields, increasingly offering these on a target-group basis.

T-Online on international markets.

The French market has recently been the scene of a major wave of concentration. During 2001, many ISPs were either taken over or folded their operations. We expect this trend to continue during the year ahead.

France's Internet market progressed during 2001, especially the ADSL access segment. We anticipate a continuation of this in 2002. T-Online France will build on its position not only in this segment but also in the narrowband market.

In Spain, the growth rate in Internet penetration slowed substantially in 2001 relative to the previous year. Simultaneously, a wave of concentration in the combined ISP/portal segment ran through the marketplace. Although this process is very likely to continue in the next few years, earlier growth rates can also be expected to resume.

The introduction of ADSL products was the overriding feature on the access market in 2001. High levels of capital expenditure can be expected in this segment in 2002. Ya.com plans to build accordingly on its position in the ADSL segment, to ensure that it can further combine its strength in portals with the access business.

Portugal remains a market with very high growth potential, given the very low level of Internet penetration relative to other western European countries. Terravista occupies a useful position in this market for Ya.com—one which it aims to build upon in tune with local growth trends.

Telekom Austria has a commanding presence in that country's access market. T-Online.at works with an integrated business model presenting both access and e-commerce offerings.

The strongly positioned Swisscom dominates the market in Switzerland. T-Online.ch does not operate as an access provider, and focuses entirely on advertising business and e-commerce.

Revenues, capital expenditure and earnings.

We anticipate that we will uphold the good revenue growth achieved in 2001 in the current year. Taking 2001 as a basis, we expect the Group to attain a minimum compound average growth rate (CAGR) of 30 percent per annum through 2004. This forecast assumes that our customer-friendly optional access rates and our growing non-access offerings will attract continuing high subscriber growth. In the non-access field, our current operations in advertising and e-commerce will be supplemented in the future by a new segment of "paid content/paid services," and by substantially enhanced product offerings for business clients. T-Online's innovative momentum and creativity form a mainstay of these new developments for the future. Assuming that the market grows as forecast, we are sticking to our target of non-access business accounting for some 30 percent of revenues in 2004, as opposed to about 17 percent in 2001.

Capital expenditure in 2002 will focus on the development of new business models, cooperative ventures and stepping up our existing equity holdings. However, as was already the case in 2001 every project and every investment holding, whether new or longer-established, will be kept under close observation for compliance with the basic principle that all investments should attain their EBITDA breakeven-point within 36 months.

Further improvements in the gross margin between revenues and material expenses will be a key factor in establishing T-Online's long-term profitability. The way to realize these improvements consists in tapping more earning opportunities from our customer base (e.g., via more tailored product offerings), in changing our input costs and in shifting the mix between access and non-access revenues. We also plan to push through improvements in personnel costs and other operating expenses as a proportion of revenues, both by process optimization and by virtue of the structure of our business.

We anticipate that the steadily improving performance of our established subsidiaries and associates and our new projects shown here for the 2001 financial year will, in a similar market environment, continue in 2002, allowing us to attain our goal of bringing Group EBITDA into positive territory in 2003. For T-Online International AG's operations in the German market, i.e. setting aside subsidiaries, associated companies, joint ventures and new projects, we can look forward to positive EBITDA in all four quarters of 2002 as things stand today.

a mission





the run

Products and portals.

T-Online's growth strategy is working. New, attractive content, our innovative products and services, and access technology that sets high standards of security and availability are an ideal platform for further building our market position in Germany and Europe. Our Group won its ten-millionth customer in the fall. The new T-Online Vision portal and our complete portal redesign show that we mean what we say with our T-Online "From portal to program" strategy.

Strengthening our market position in Europe.

10 million subscribers

The 2001 financial year saw T-Online continue to enlarge its role as one of Europe's leading Internet service providers. One resounding confirmation of our growth strategy has been the fast-growing number of T-Online subscribers, which broke through the ten-million mark in the fall of 2001, giving T-Online Number One ranking as an access provider in Germany, Spain, France and Austria. In response to the rapid growth in subscriber numbers, T-Online rounded out its rate offerings and tailored them to individual user needs, giving customers six new budget and daytime/nighttime rates—in addition to our usual T-Online eco, T-Online by call and T-DSL flat rates—from which to choose. We also updated and expanded our already wide range of attractive services. One of them—the T-Online Messenger (TOM)—was launched together with our T-Online Software 4.0. An instant messaging tool that connects the Internet community worldwide, TOM is also used by our European subsidiaries. Our new services also include the T-Online Browser.

T-Online's new look—From portal to program.

Of the many changes that marked the year 2001, the most striking and important—besides the launch of our innovative T-Online Software 4.0—was the new design developed for T-Online's portal network. The attractive new design makes navigating easy and steers users quickly to where they want to go. Always a pacesetter in the Internet field, T-Online opted for a 16:9 image format and forward-looking layout.

All in all, the new layout underscores the professionalism with which we provide attractive content and additional services—reflecting T-Online's strategic realignment as a new breed of Internet provider. The T-Online portal network presently reports more than 450 million page views a month in Germany (Source: T-Online, December 2001). One reason for this success is the steady stream of new formats at www.t-online.de, such as the interactive Web soap 90sechzig90 (which could be translated as "36-24-36"), the serial drama Online Caroline, the Karlson comics, FollowYourStars and popular chat events.

The future + broadband = T-Online Vision.

The growing availability and popularity of broadband content will have a major impact on the future shape of the Internet. Users have been able to experience the world of broadband Internet since 1999 via T-DSL, Deutsche Telekom's broadband access. T-Online will be making a wealth of additional entertainment, information and service offerings plus innovative concepts for user interaction available to subscribers in the future through T-Vision, its new broadband platform which was unveiled at the 2001 Internationale Funkausstellung (IFA) international audio and video fair in Berlin. A specialist at integrating a variety of media, T-Online Vision will offer users exclusive film previews, music videos and multiplayer online games. This new portal will open for business in early 2002.

B2B.

Serving some one million business customers, particularly in the small and medium-sized business segments, T-Online is already in an outstanding position to increase its success and strengthen its position on a long-term basis in the fast-growing market for standard B2B solutions.

1 million business customers

Having set its sights on strengthening its performance in this segment, T-Online will be adding tailor-made products and services for business customers to its portfolio during the year 2002. These additions will successively lead to an independent B2B product line. The launch of the new T-Online Business portal took place after the reporting year, in late January 2002. A hub for all T-Online B2B activities, this portal offers business customers an attractive mix of high-quality free and fee-based content and services for every aspect of day-to-day business life.

T-Online Software 4.0—The new software generation.

The release of T-Online Software 4.0 in late August marked the largest and most extensive software launch in T-Online history. A precisely-targeted marketing campaign generated strong interest and a high installation rate, with more than 1.6 million customers adopting the new version within the first three months of its release.

A complete software solution for everyday use, this new software offers exclusive features and easy use. T-Online Software 4.0 provides direct access to portal content and e-commerce offerings, giving T-Online an outstanding platform for disseminating content and services—which translates into a broader choice for customers.

International synergies

This new software also marks the first time that international synergies within the T-Online Group have been put to use, making it possible for us to shorten product development cycles and time to market, while reducing development costs. T-Online more than reinforced its reputation as an innovator by adding a raft of new functions to its T-Online Software 4.0. Our forward-looking approach is evident in a number of areas, such as the fact that users don't have to worry about the transition to Windows XP because XP-capability is already built in. The programs awaiting users of T-Online Software 4.0 include:

- StartCenter

Our StartCenter software is the "turnstile" that gives users direct access—via just five buttons—to each of T-Online's main offerings, whether it be the Internet, e-mail, online banking, T-Online Messenger or other services. It also supports every mode of access currently in use, be it by modem, ISDN or T-DSL. In fact, all it takes is the click of a mouse to switch from one means of access to another, such as to our

- ISDN SpeedManager

When things don't seem to be moving quite fast enough, the ISDN Speed-Manager can shift into overdrive with up to double the usual ISDN access speed (128kBit/sec) when desired. The second ISDN B channel can be added or dropped either manually or automatically during transmission, making it easy for users to regulate use of their ISDN channels. Since callers cannot get through when both ISDN channels are in use, the ISDN SpeedManager also notifies the user of incoming calls.

- Access-type watchdog

This feature scans the user's hard disk for "uninvited" 0190 premium-rate access numbers and alerts the user when one is activated.

- e-mail notification

To keep the suspense short, users receive an acoustical and optical message immediately upon accessing T-Online if new e-mail has arrived for them.

T-Online Browser—Your virtual navigation system.

Launched at the 2001 IFA in Berlin, T-Online's integrated software package has its own Internet browser that connects users directly with the World Wide Web as well as with attractive T-Online portals and services. Our T-Online Browser also features a number of extras such as a download manager, a multimedia window for playing videos or showing the news, a page archive for quick storage and easy management of Web sites, and a favorites preview which lists favorite links along with a picture of the respective Web site.

Intergrated software package

Club Internet, T-Online's French subsidiary, began offering the T-Online Browser with its own user interface and prompts in November 2001. At Group level however, the browser's technical substructure is being jointly used and refined. Launch of the browser in Switzerland is imminent, and Austrian customers will also enjoy its benefits before the end of 2002.

eMail 4.0—Fast, easy and secure.

T-Online eMail 4.0 represents the latest step in the systematic development of T-Online's popular e-mail program. The newly revamped interface catches the eye immediately with its pleasing design and well-thought-out structure. And continuing in the path-breaking mode, we also injected the same amount of innovation into the features and security mechanisms we built into this new software.

New design is well thought out

- Jazzing up e-mail with HTML

Expanded to support HTML, eMail 4.0 allows users to give their creative impulses free reign. Now e-mails can be formatted as desired and enhanced with graphic elements. One particularly practical feature of this option that makes working with e-mail even faster and more efficient: People receiving an HTML e-mail containing links to other Web sites have only to click on the Internet address in the e-mail to be connected.

- Everything under control

T-Online eMail 4.0's practical user administration and straightforward folder functions ensure that everything remains organized and manageable even when incoming mail arrives in surges and communications needs are large.

- Security for one and all

e-mail encryption and digital signatures are becoming increasingly important—in both the working world and for private e-mail. T-Online eMail 4.0 sets new standards in this area. It has never been easier to use certificates in an e-mail program. With so much user-friendliness, encryption and digital signatures will soon be good form in electronic communication, at least among T-Online customers.

- eMail Profi

People with greater than average e-mail requirements can subscribe to our supplementary eMail Profi service. For just EUR 4.95 a month, T-Online customers can have their e-mail box expanded to 100 Mbytes—20 times larger than T-Online's standard e-mail box—and eliminate the limit on the number of e-mails they can send.

OnlineBanking Program 4.0—New design, more features, and our hallmark user friendliness.

Additional functions

When it comes to new features, T-Online's multibank-capable OnlineBanking Program 4.0 has much to offer. While revamping its online banking software, T-Online also gave its user interface—highly popular among T-Online subscribers thanks to its easy handling—a modern new look and a store of additional functions that include automatic debits and post-dated transfers. Our new software additionally offers a significantly improved transaction monitoring system that includes a graphical breakdown of account balances and movements.

A streamlined update mechanism, compliance-tested and certified data transmission, a readout option for money card balances and brokerage services for HBCI (Home Banking Computer Interface) accounts round out the expanded range of services.

Special attention was paid to preserving our tried and tested, easy-to-use interface while redesigning our online banking software. The result: A software that hasn't cut corners on the features it offers and is nevertheless easy for "greenhorns" to navigate.

T-Online Messenger.

Are any friends online?

A free instant messaging program, T-Online Messenger (TOM) puts a two-way real-time messaging tool in our customers' hands. With TOM, users can swap messages with friends and acquaintances, much like visiting over the backyard fence; they can also use it to locate chat partners. TOM keeps users posted on who is online at a particular moment or which Messenger users are presently surfing the same Web site. Using TOM is always easy thanks to its straightforward, functional design. T-Online Messenger also acts as a conduit to T-Online. Its news feeds and shopping promotions keep users apprised of current T-Online content, prompting them to return to the T-Online portal.

T-Online Messenger has been successfully launched by all T-Online subsidiaries and is currently in use in Spain, France, Austria and Switzerland. The product interface has been adjusted where necessary to reflect local conditions. Since all members of the T-Online Group use the same infrastructure, TOM makes cross-border communication easy and gives users the opportunity to build a European community with little effort and a lot of fun.

T-Online Chat.

We make communicating via the Internet particularly easy for our customers with our chat platform at www.t-online.de where meeting interesting people and swapping the latest news in ongoing discussions is the name of the game. It's no wonder that this site is such a popular meeting place: Logging on is simple, the T-Online Browser makes chatting child's play and the atmosphere is great thanks to the strong sense of community among participants. Chatters at T-Online have a number of rooms with a variety of topics to choose from. To make things even more interesting, we supplement the never-ending exchange in our regular chat rooms with special chat events with show-business and sports personalities, business leaders and politicians. During these special events, Internet users can chat directly with their favorite celebrities. And since T-Online airs the guests' answers live via videostream, users can watch and listen in on chat events with VIPs as they happen.

Chat events with celebrities

Ya.com Infochat.

Ya.com, T-Online's Spanish subsidiary, is home to the most successful chat and forum offerings on the Spanish market today. Ya.com uses simple, automatic teasers (such as the Top 5 Chat Rooms, the Top 5 Chatters or notification of new postings in the user's favorite forum) and organizes face-to-face meetings for chatters at cafés, bars and restaurants to build a stronger sense of community and animate users to check out and participate in chat rooms. These activities generate greater customer loyalty and longer visits.

Club Internet in France also began using this technology in mid-November 2001 with an eye to making optimum use of the synergies and potential offered by the T-Online Group.

T-Online WebOrganizer.

Developed using daybyday technology (from the company of the same name which is also a member of the T-Online Group), our WebOrganizer is a personal appointment and information manager whose basic Internet functions can be used free of charge. With WebOrganizer, customers can access their "vital statistics"—appointment calendar, personal information, to-do lists, bookmarks, files and much more—from anywhere in the world, as long as they have a Web or WAP access. WebOrganizer puts users' complete updated data at their fingertips, regardless of whether they are at work, at home, on a business trip or enjoying a vacation.

Access from anywhere in the world

The T-Online WebOrganizer can be used with nearly any current Internet browser or WAP phone. Information can be accessed, modified or entered as desired—all with a fast, easy-to-use user interface.

Using the same technology, Club Internet in France also offers its customers an "Organiseur" that has been customized for the French market.

Mobile Services.

T-Online and T-Mobile agreed back in 2000 to collaborate at portal level with the goal of making more efficient use of the opportunities available in the mobile services field. Extensive information, entertainment and service offers are already available and have received very positive marks from the press. Geared to the new General Packet Radio Service (GPRS) transmission standard, these services are also providing an initial testing ground for future UMTS applications. Today, they already include location-based services which help users get their bearings quickly in unfamiliar surroundings. The growing multimedia-capability of cell phones (which permits the use of integrated MP3 players and digital cameras) is opening the door to a wide range of additional possibilities.

T-Online's new rate structure.

We fine-tuned our rate structure in 2001 to bring it further into line with user needs. The flat rate in the narrowband field was discontinued with the introduction of our new rates.

Customers now have not only the familiar T-Online eco and T-Online by call rates but also various budget rates to choose from such as T-Online surftime which offers the customer blocks of online hours for a set fee, or our specific T-Online by day and T-Online by night rates. Deciding which rate is the most favorable depends upon the individual's own Internet use. T-Online has a rate to meet everyone's needs—from cost-conscious beginners to performance-minded heavy-duty surfers.

T-DSL is driving growth at T-Online at a pace that few other Internet service providers are experiencing. In addition to our by-the-minute rates, our T-DSL flat rate has received a warm welcome in the form of nearly one million subscribers. Today, nearly one out of every seven T-Online customers in Germany uses T-DSL to access the Internet. This growth will be fueled by the increasing availability of broadband access and the development of new broadband products and services.

Our portals.

News.

T-Online's News portal has built its success on up-to-the-minute, extensive information content. Our own editorial staff provides users with the latest news and important background information 24 hours a day, seven days a week. Over the course of 2001, T-Online advanced to become the leading address for current news in the German-language Internet. T-Online's pre-eminent position as a source of information was particularly evident following the tragic events of September 11. More than 2.2 million private Internet users (Jupiter MMXI) looked to our News portal for reports on the terrorist attacks in the United States—almost as many as reported by T-Online's three next-largest Internet competitors in this segment combined.

First port of call for up-to-the-minute news

Teaming up with the ZDF television network in a landmark strategic alliance, T-Online was able to bring ZDF's heute news program—one of the German media scene's flagship brands—on board its portal network on an exclusive basis in August. ZDF operates the Web site www.heute.t-online.de in conjunction with T-Online as an adjunct to its daily heute newscast.

Activities in the telephone directory and information portal field included t-info's successful launch at the 2001 CeBIT trade fair. The t-info service gives users access to more than 40 million telephone directory entries and a broad range of reference books and guides.

Financial portal—Everything from A to Z.

Anyone interested in the world of business and finance need look no further than T-Online's Financial portal to find all they need to know, from today's business news to the latest events and trends on the stock markets. Our Financial portal works together with highly attractive partners such as the Victoria insurance company in the retirement insurance field, comdirect in the stock market field, Financial Times Deutschland for news and Immobilienscout24 in real estate matters. The entire portal offers not only information but also a variety of useful tools such as an insurance rate comparison service, real estate search, a home financing calculator and extensive financial planning services.

The world of finance at T-Online

Entertainment & Lifestyle.

Entertainment at T-Online—Written with a capital 'E'.

When it comes to one-stop shopping, our entertainment portal is the place to be for the latest from the music, film and TV industries. Whether it be movie trailers, interviews with the stars, live chat with celebrities or the interactive Web soap 90sechzig90—it's all here. The Entertainment portal also features online games, top-flight video and audio streamings and select shopping offers from the entertainment world.

Lifestyle at T-Online—Stars, starlets and everything in between.

Twenty-four hours a day, seven days a week, T-Online's Lifestyle portal keeps users up to date on celebrities and their latest accomplishments always well researched and hot off the press. Audacious fashion trends, tantalizing recipes and fascinating insights into the world of art and culture—from tips on art exhibitions to book reviews. Spiced up with a little sex appeal. These are the makings for a successful entertainment magazine. Our Lifestyle portal adds extreme topicality to the mix—with perfect results.

Shopping.

Partnered with 250 shops

T-Online's Shopping portal attracts more than one million unique visitors a month (source: MMXI Channel Report, e-commerce Field, December 2001), putting it lengths ahead of the competition as the shopping portal with the greatest reach in Germany today. Some 250 well-known partners in 16 categories make our Shopping portal a supermall where cybershoppers find a wide array of products ranging from books, CDs and consumer electronics all the way to fashion and travel. Working together with select partners, we will be increasing our focus on offering exclusive T-Online products as part of new shopping formats in the future. Special offers on particular themes and test reports for downloading round out the palette. The Atrada marketplace with its sales mechanisms such as auctions and power buying and its C2C offerings which can be customized for individual regions has been the ideal addition to our e-commerce portfolio. T-Online acquired the remaining shares of Atrada AG in 2001 to make it a fully-owned subsidiary, securing Atrada's know-how as a leading marketplace operator for the Group. T-Online's new Shopping portal design and our intelligent interleaving of content and commerce will enable us to draw on our portal network's entire reach and harness it to generate additional revenue in the future.

Comparison of the e-commerce channels operated by German portals.


Unique visitors (thousands)
T-Online
1,026
WEB.DE
904
Yahoo
295
MSN
97
Freenet
81
AOL
58
0
200
400
600
800
1,000
1,200
1,400

Source: MMXI Channel Report, E-commerce Field, December 2001—With over one million unique visitors, T-Online's e-commerce channel boasts the greatest reach in Germany.

Atrada—T-Online's e-commerce platform.

Marketplaces and shops are one of the building blocks T-Online uses to offer its own integrated shopping services. Working under the T-Online umbrella, our subsidiary Atrada operates online trading platforms which enable vendors and buyers to do business directly with one another. A leading marketplace for B2C and B2B trade in Germany, Atrada focuses primarily on automobiles, consumer electronics, hardware and software. We will be making increased use in the future of T-Online's extensive reach in combination with Atrada's technological expertise when collaborating with further partners in the B2C and B2B fields.

T-Online—The only travel guide you'll ever need.

One of the fastest-growing markets

Extensive studies confirm that the travel segment is one of today's fastest-growing, top-selling markets in the e-commerce field in Germany and Europe. Having founded the T-Online Travel AG company and launched it on the market in November 2001, T-Online is set to be a major force in this market's future development. Our Travel portal already has an extensive range of products on offer. Users will find not only package tours, but flights, hotels, rental cars, insurance and other vacation and travel-related services as well. Thanks to its collaboration with Preussag AG and Thomas Cook AG—both leaders in the tourism industry—T-Online Travel AG not only offers a wide range of outstanding products, it also wins customers with its progressive technology and innovative services. Our online travel magazine has been outfitted with links to T-Online Travel's offerings—helping us to better serve our customers' travel wishes.

YACOM INTERNET FACTORY S.A.U.

Viajar.com ranks as one of the top travel agencies in the Spanish market today. Fully owned by Ya.com, Viajar.com covers one of the most attractive segments in the e-commerce field. This online travel agency operates its own reservations platforms which generate revenue for the company each time a customer buys one of Viajar.com's attractive products or services—and allow it to offer its customers a broad selection of integrated travel offers.

Cars.

auto.t-online.de.

People with an interest in cars simply have to go to auto.t-online.de, the Cars portal we operate in conjunction with Motor Presse Stuttgart, for the latest from the automotive world. T-Online's Cars portal is also the address for an extensive new and used car market with more then 188,000 automobiles on offer. Other features include safety and road test reports plus services such as route planning, sample financing plans, insurance comparisons and tips for buying a used car.

auto.t-online.de is backed by an outstanding media line-up that includes well-known publications such as auto motor und sport, Auto/Der Strassenverkehr, Motor Klassik, mot, sport auto and MOTORSPORT. Consumers and people shopping for a car can go from our Cars portal's news and information features directly to a listing of new models being sold in Germany or search for the car of their choice in the used car market. Advertisements for used cars are placed by individuals, manufacturers, dealers and other service providers. Plans for an online shop and various fee-based download services (for road test reports, for example) are on the drawing board.

Star Mobility.

Premium mobility-related services

T-Online's Mercedes-Benz portal opened its doors for business in August 2001 with a comprehensive range of premium mobility-related services offered in conjunction with DaimlerChrysler. Visitors to mercedes-benz.t-online.de can take advantage of a wealth of services that include detailed route planning complete with the latest traffic and weather reports, professional office functions with personal calendar service, e-mail, SMS and unified messaging. These are topped off by a news service geared to the portal's target audience and a variety of transaction and reservation functions for rental cars, restaurants, hotels and other travel needs.

Interlinkage between individual portal services and compatibility with several types of access media give mercedes-benz.t-online.de benchmark status in the market. T-Online's Mercedes-Benz portal can be accessed at any time anywhere by a number of means—telephone, SMS, WAP phone or PC. The future will see car systems and organizers added to this list. And if that's not enough, these services can also be accessed through a call center at (01 907) 88 880 (from Germany only).

The offerings at our Mercedes-Benz portal are aimed primarily at people traveling on business or vacation, commuters and individuals with an interest in Mercedes-Benz.

YACOM INTERNET FACTORY S.A.U.

Ya.com has built up an extensive range of car-related products and services through JV Absline.com and Supermotor.com. Supermotor provides attractive content and services whereas Absline provides users with a platform for buying cars online with the help of the Hispamer financing company (a member of the BSCH Group and partner of JV Absline.com). Following its merger with Absline, Ya.com established itself as one of the top players in the Spanish market's online automotive world.

Other portals and search engines.

We continued to expand our portal network with the addition of our Health portal in May, creating a new information platform for a subject that draws a broad audience.

Content at T-Online's Regional portal has been substantially enlarged—it now provides a wide variety of information from some 14,000 towns and cities. Visitors to our Computer portal are also finding a much larger array of offerings awaiting them.

Measured in terms of reach, T-Online is market leader in each of these fields.

Innovative search engine

November marked the launch of an innovative search engine to take the place of our previous Webseek solution. Working together with FAST, one of the world's leading developers of search engine technology, T-Online now offers Internet users state-of-the-art technology that allows not only conventional Internet searches but also targeted searches for audio or video files. This switch in systems—from using an external search engine to offering our own—brings an additional bonus: Having an integrated search engine means that this tool meshes with all T-Online's offerings. This translates into a wealth of additional opportunities for marketing existing traffic and exploiting our extensive reach. We will also be introducing our new search engine in stages at our international subsidiaries.

Products and services for business customers.

With more than one million small and medium-sized businesses among its access customers, T-Online commands nearly 60 percent of the SMB market segment in Germany today (source: TeleBasics B2B, 2001). This strong presence provides a springboard for expanding our success in the business market with new products and services that extend beyond Internet access service. T-Online's offerings in this field include the Business portal which several hundred thousand unique visitors log on to every month (source: MMXI, 2001) for the latest news, business information and general T-Online services—and a portfolio of additional products and services that are specially geared to corporate customers.

The Business Homepage—Making a splash with T-Online.

Business customers wanting to step into the Internet limelight need only T-Online's Business Homepage for a simple, flexible and cost-efficient means of establishing an effective online presence. Setting up and operating a professional-looking Internet home page is quick and easy with the powerful software tools and media services found in our starter kit. Any services a company may need beyond this can be added at any time for a small fee. With more than 33,000 Business Homepage customers (November 2001), T-Online is one of the front-ranking providers in this field in Germany.

T-Online secureMail—E-mail security that lets you sleep at night.

Customers wishing a higher level of e-mail security can make use of our T-Online secureMail service which we introduced to the market at the 2001 CeBIT fair. Developed on the basis of e-mail certificate technology, T-Online secureMail uses encryption and digital signatures to increase the level of e-mail confidentiality, integrity and authenticity. These techniques are designed to prevent unauthorized persons from reading or covertly editing e-mails.

T-Online secureVPN—Your network within a network.

Going a step further, T-Online also offers a solution for setting up closed user groups in the Internet with its secureVPN (virtual private network) service. Shielded from outside access, VPNs allow members to transmit sensitive or vital business information as quickly and securely as if they were using an in-house LAN (local area network). T-Online's secureVPN is particularly suited for connecting field representatives, telecommuters and even business partners with a corporate network via the Internet, making it a cost-effective solution for setting up a customized intranet within the Internet.

New products and services for business customers.

T-Online will continue to gradually expand its existing range of offerings for business customers along various product lines such as hosting and security. Small business customers particularly prefer one-stop solutions from a reliable partner and are also willing to pay for high-quality service and support. T-Online is responding with plans to progressively build up an integrated Customer Care Center—while continuing to roll out new products—to ensure that corporate clients enjoy optimal service. Here too, T-Online sees itself as a quality provider with a claim to market leadership.

Ad sales and e-commerce.

T-Online's corporate strategy assigns an important role to portal marketing. During the year 2001, T-Online developed and refined its marketing resources and pursued a strategy of aggressively marketing online advertising—with considerable success in both areas. Despite a difficult business environment, revenues generated through advertising and e-commerce rose from EUR 110 million to EUR 173 million during the reporting period.

Ad sales.

As one of Germany's leading online advertising vehicles, T-Online is a firm believer in doing more than just meeting the advertising industry's broad range of communications needs. We used the year to develop an extensive portfolio, in tune with the marketplace, of innovative advertising formats with a clear focus on advertisers' interests.

Advertisers have broadened their focus in recent years, adding image promotion to their traditional product promotion activities. A strong brand personality is increasingly being placed center stage in the quest for advertising impact. The many new advertising media available at T-Online such as split-screen or sticky ads offer an outstanding launchpad for an optimal customer approach. The result: Advertising that suits its intended target group, with extensive reach and little coverage waste. Another key to success is that communications goals are not most effectively attained by single advertisements or advertising vehicles, but by establishing just the right mix in a portfolio of advertising medium, form and message—which is exactly what T-Online stands for.

Stake in Interactive Media.

Subject to approval by the anti-trust authorities, T-Online acquired 50 percent of the advertising marketing firm Interactive Media with an eye to taking greater advantage of the enormous growth opportunities in the Internet advertising field. As a result, marketing activities that were previously outsourced are now being insourced, optimizing T-Online's overall control of this strategically important process. Positive side effects include less waste and duplication of effort during planning and implementation and substantially greater flexibility in meeting customer wishes. As an added bonus, insourcing puts us in a position to cut some of the key costs involved in the marketing of advertising.

E-commerce.

The e-commerce field also developed exceptionally well for T-Online during the 2001 financial year. We have established ourselves as a leading German Internet shopping portal with more than one million unique visitors in the month of December (Jupiter MMXI—December 2001). Backed by a network of nearly 250 e-commerce partners, we have substantially expanded our customer base.

The T-Online Group—A powerful network of subsidiaries, associated companies and joint ventures.

En route to becoming a comprehensive Internet media network, the formerly national T-Online has grown into a European group. A network of subsidiaries, associated companies and joint ventures has been established around the parent company, thus significantly broadening the T-Online Group's reach and range of products.

The key focus is on Europe.

Through its international subsidiaries and associated companies, T-Online has secured an excellent position in the European Internet market. Today, the T-Online Group's reach takes in more than 50 percent of western Europe's population.

Securing top positions in individual markets.

In 2001, we prioritized the consolidation of our German and foreign subsidiaries. We set up targeted restructuring and integration projects and began implementing them. Our "Performance 2001" project, launched at the beginning of the year, sets out clear objectives for our internationalization strategy: T-Online aims to rank as one of the top three operators in every market it engages in, now or in the future, and to map out a clear path to medium-term profitability.

Windows on Technology:

T-Online Venture Fund GmbH & Co. KG.

In October 2001, T-Online created its own corporate venture capital fund. The new structure involved the foundation of Bonn-based T-Online Venture Fund GmbH & Co. KG, in which T-Online is the principal investor with a 99-percent stake. The remaining one percent is held by T-Telematik Venture Holding GmbH, Deutsche Telekom AG's central corporate venture capital company.

Corporate venture capital model is a rising star.

The corporate venture capital model has gained stature as an attractive alternative to purely finance-oriented venture capital companies, and is well-regarded among up-and-coming growth enterprises. The Deutsche Telekom subsidiary T-Venture is a leading name in corporate venture capital which has gained a reputation for providing "smart money," i.e. the growth capital it provides is complemented by valuable sector know-how and business contacts.

Building on the Group's expertise.

T-Online has adopted this successful concept and created its own venture capital fund of EUR 100 million, which is managed by experienced T-Venture specialists on behalf of T-Online. Apart from ensuring close contacts with T-Online, this also eliminates the expense and effort of establishing a separate venture capital unit.

Generating returns and exploiting synergies.

The aim of the new T-Online Venture Fund is to generate above-average returns, and to identify innovative, interesting technologies and business models that could be used by T-Online. Investments focus primarily on up-and-coming companies and experienced management teams spanning every facet of T-Online's current and future core business. Geographically, the main emphasis is on Germany and the rest of Europe, but investment opportunities in the United States and Asia are also being considered.

A useful complement to the Group's M&A activities.

The fund complements the T-Online Group's mergers-and-acquisitions activities without overlapping them. Individual investments are subject to maximum limits, and only minority shareholdings are considered, thus enabling T-Online to participate in the latest technological developments without inhibiting the entrepreneurial spirit and flexibility of these young growth companies.

The appeal of online marketplaces spells success.

Atrada Trading Network.

As well as developing standardized e-commerce solutions, Atrada also develops and operates online marketplaces with innovative trading mechanisms, including fixed prices, auctions, reverse auctions and power buying. Atrada is one of Germany's leading operators of online marketplaces (atrada.de/atradapro.de).

In 2001, T-Online raised its stake in Atrada Trading Network AG from 51 to 100 percent.

Two core businesses: Marketplaces and Webshops.

Reflecting the current market environment, Atrada plans to concentrate its future efforts on two core business areas: The operation of focused marketplaces (B2B/B2C) which are closely interlinked with the T-Online shopping portal, and the development of Webshops for small and medium-sized enterprises as part of an integrated solution.

Optimum integration into the T-Online shopping portal.

Atrada's high-tech approach allows companies which rent shops to showcase their products on the Atrada marketplaces as well, which means they also have a presence on the T-Online shopping portal. This is a convenient way of entering the T-Online shopping environment with direct access to T-Online users. Meanwhile, end users benefit from a significantly enlarged range of merchandise and attractive prices.

Close collaboration with other Group companies.

Apart from its close integration into the T-Online portal in Germany, Atrada has stepped up its existing cooperation arrangements. For example, the company operates a joint marketplace with Austrian subsidiary T-Online.at, with which it also staged a Christmas fundraising campaign for the children's charity "Kindertraum." Other projects with T-Online associated companies and joint ventures are currently in the pipeline, aimed at in-depth operational and strategic cooperation which will maximize network effects and economies of scale within the Group.

Successful bookstore just one click away:

Booxtra GmbH & Co. KG.

T-Online holds a 25-percent stake in the online bookshop Booxtra, launched in 1999 in collaboration with publishers Axel Springer Verlag, Georg von Holtzbrinck and Weltbild-Verlag.

As the online book market stabilizes, Booxtra commands a front-line position.

In the 2001 financial year, the company's business performance reflected the stabilization in the online book market. Booxtra posted some of the strongest sales growth figures among online bookstores last year, and the operating business reached breakeven in the fourth quarter.

Acquisition of Mediantis's assets.

Last year, Booxtra acquired the core assets of Mediantis AG, including in particular the well-known domain "buecher.de." Mediantis's shareholders gave the go-ahead at the company's AGM on October 31, 2001, and the move was approved by the German Federal Cartel Office during the same month.

A significant improvement in market position.

The purchase of these assets allowed Booxtra to climb from fifth to third place in the German online book sector, taking it a major step closer to one of its key objectives: To position itself permanently among the top two online bookstores in Germany.

Alliance with a leading Internet bank:

comdirect bank AG.

comdirect was founded in 1995 as a direct banking subsidiary of Commerzbank. Like T-Online, comdirect was one of the pioneers of online business. Within just a few years, the company has secured a leading market position in the fields of direct banking and direct brokerage. T-Online and comdirect bank are also linked via cross-shareholdings.

WSI Webseek GmbH & Co. KG.

T-Online opts for a change of search engine.

In the spring of 2001, the T-Online Board of Management and Supervisory Board decided to quit the Webseek joint venture. This move was based on T-Online's portal strategy, part of which entails optimizing the search function with regard to T-Online portals. Thus the exclusive attachment to only one search engine was at odds with our objectives, blocking either a "best of breed" selection or an international solution. Moreover, T-Online contributed 80 percent of the input to the Webseek joint venture (traffic, technology, etc.) yet only had a 25-percent stake in it.

T-Online's decision to leave the joint venture eventually resulted in a unanimous view that the company should be liquidated, and this has been the status of WSI Webseek Infoservice GmbH & Co. KG since the end of October 2001. Once T-Online, with its 25-percent share, had announced its intention to withdraw, the other shareholders (Axel Springer Verlag, holtzbrinck networXs AG and Infoseek Corporation) also resolved not to continue with the venture. T-Online has been offering its customers a search engine based on modern, innovative technology since November 2001, and is now able to retain any marketing revenues in full. The costs payable by T-Online arising from the liquidation are balanced out by outstanding receivables from the joint venture.

Online business gets organized:

daybyday media GmbH.

daybyday's extensive WebOrganizer and comprehensive unified messaging service offers a modular system for personal time and information management, including a full range of functions for mobile communications. The products have been consistently adapted in line with market requirements. In the 2001 financial year, T-Online increased its stake in daybyday media GmbH to 61.8 percent.

Improved positioning in the end user market.

In the 2001 financial year, end user acceptance of the products offered at www.daybyday.de showed a further increase. The WebOrganizer has made a name for itself as one of the market's leading online messaging products. Several independent trials carried out by specialist publications in 2001 confirm daybyday's leadership in this market segment.

Licensing operations a key pillar of business performance.

Licensing business saw further expansion in 2001. Irrespective of T-Online's investment, the company has managed to position itself as a neutral supplier of online organizer tools for key accounts, and has landed a number of projects with reputable large companies at home and abroad.

Internationalization within the Group.

Integration of the WebOrganizer at Club Internet is another example of how our international scope can be successfully maximized through cooperation within the T-Online Group. Further product launches are planned for T-Online in Austria and Switzerland during the forthcoming financial year.

Expansion into the B2B segment will boost growth.

During the course of 2002, the company aims to tap into the market potential of small and medium-sized enterprises by launching an online collaboration tool (Organizer.pro). This advance into the B2B segment opens up additional growth prospects for daybyday media GmbH.

One of France's leading Internet brands:

Club Internet.

In 2000, T-Online acquired a 99.9-percent stake in Club Internet from the Lagardère Group, one of the largest media companies in France, with whom we retain a strategic alliance. Given the difficult market environment in France, Club Internet showed a favorable overall development in 2001. Club Internet remains determined to optimize its positioning in this fiercely contested market and make clear headway toward profitability.

Marked improvement in market positions.

In the year under review, Club Internet posted a 34-percent increase in subscribers, who numbered 778,000 as of the end of the year. Measured in terms of paying subscribers, Club Internet is the third-largest Internet service provider in France. In 2001, the distribution network saw a major expansion. Club Internet is now represented at some 3,500 points of sale across France—in retail stores as well as in major sales outlets such as Carrefour, Cora, Casino and Darty.

One of the most attractive portals in France.

The portal business has also seen a further expansion. Compared with the end of 2000, the number of unique visitors grew by almost 20 percent to 1.7 million through the end of October 2001. This is one of the most content-rich and powerful portals on the Web, thanks in part to Club Internet's partnerships with more than 50 major content and service providers, including such reputable names as Disney, AFP, Google, Les Echos, La Tribune, ZoneJeux and Netdocteur. The partnership with media group Lagardère has also been stepped up and a new tourism subportal added.

New offerings reflect the company's innovative strength.

"FULL is beautiful" is the title of a new range of offerings launched by Club Internet in September 2001, making it the most extensive selection in France. It comprises a number of features not previously available on the French market, including a system that automatically carries over unused minutes to the next month, and a premium hotline with preferential treatment, as well as virus protection, kids' filters, Web mail, and a faster network for guaranteed performance.

A driving force for progress in the broadband sector.

The French market still lags behind many of its peers when it comes to broadband Internet. In the year under review, Club Internet prioritized the marketing of broadband services, and now ranks second among French providers, measured in terms of ADSL subscribers. In November, Club Internet launched another innovation on the French market via its new broadband portals. The range includes the children's portal SurfezDisney, a fee-charging events portal, a games portal, and a cinema portal that recently featured exclusive previews of the new Asterix movie.

Consistent integration into the Group.

During 2001, Group integration led to major technological synergies. The Group's principal products and services such as T-Online Messenger, the T-Online Browser, the WebOrganizer daybyday, and the Ya.com chat system, are included on the Club Internet portal. Furthermore, Club Internet now increasingly uses the network of T-Systems France.

A strong Internet provider on the Iberian Peninsula:

YACOM INTERNET FACTORY S.A.

One of Spain's largest Internet companies, Ya.com operates two extensive portal networks, one in Spanish and one in Portuguese. Both networks consist of a horizontal portal and a number of vertical portals covering specific subject areas. Ya.com joined the T-Online Group in 2000. T-Online International is now the sole shareholder since acquiring the remaining 7.34 percent of shares in YACOM INTERNET FACTORY S.A. in June 2001.

Leading position in the portals sector.

Measured in terms of unique visitors, Ya.com ranks third in the portals sector, after Telefónica subsidiary Terra and Auna subsidiary Eresmas. Ya.com has managed to retain its top-three position despite growing competition from Wanadoo and Tiscali. Ya.com is the clear market leader in terms of the amount of time spent on its network, with an average of approximately 40 minutes per user, per month (Nielsen Netratings). Ya.com is now hoping to move into pole position as regards page impressions during the next two years.

Fourth largest Internet access provider.

In December 2001, Ya.com had 904,000 registered access subscribers, making it the fourth-largest Internet access provider in Spain. However, Ya.com has lost market share and slipped from its second-place ranking of the previous year. The company has taken appropriate steps to counteract this trend.

A broader product range in the access sector.

In order to entice customers away from free access services in favor of subscription models, Ya.com has developed a number of attractive access packages with a wide range of services and high-tech options designed to appeal to the discerning Internet user, including Ya.com Premium Access, Ya.com ADSL, and Ya.com Super ADSL 2 Mb. The company is hoping to secure a strong position in the key, high-growth broadband market by aggressively marketing its ADSL products.

E-commerce: Versatile products for attractive target groups.

In the 2001 financial year, Ya.com further expanded its extensive e-commerce portfolio and now covers virtually all attractive segments and markets.

Tienda PC—A joint venture with a dynamic partner.

The creation of Tienda PC—a shopping portal for computer hardware and software—marked another important step toward improving Ya.com's market position in e-commerce. Tienda PC is a joint venture with ADLI, one of the largest PC sellers on the Iberian Peninsula. The strategy is to effectively combine the technological expertise of Ya.com with the sales and distribution strength of ADLI. Additionally, Ya.com will have the option of cross-selling other products via the joint venture.

Full service for Austria—T-Online.at.

The Group has had a presence in Austria since 1999 with T-Online.at. The company was expanded into a full-service provider (both access and portal) in 2001.

Analog and broadband: Encouraging subscriber growth in the access sector.

T-Online.at has been on the market since the spring of 2000, and its development has been very encouraging from the outset. In 2001, the number of subscribers increased by almost 47 percent to 224,000. Since December 2001, T-Online.at has additionally offered broadband access via DSL.

A comprehensive range of information with a new look.

The portal www.t-online.at covers a broad spectrum of topics and information specifically tailored to Internet users in Austria. In November 2001, the portal was relaunched with a revamped design and a new, clear structure. The structure and layout are based on those of T-Online.de, and areas covered include news, finance, multimedia, services, shopping, travel, lifestyle, entertainment and sports. The content offering is continually expanding via new partnerships and cooperation arrangements.

Exclusive offers to foster customer loyalty.

In order to boost its appeal to customers old and new, T-Online.at is aiming to introduce exclusive portal services and content for its own access subscribers. Additional services such as the WebOrganizer also used by T-Online.de are designed to encourage higher intensity of use and longer time spent on the site, and to further enhance the attractiveness of T-Online.at.

Attractive content offerings for Switzerland:

T-Online.ch.

The Swiss subsidiary T-Online.ch AG was founded in August 2000 and offers a high-quality portal for private and business customers, with content mainly clustered around the topics of finance, leisure and lifestyle. T-Online.ch is to be successively expanded into a full-service provider that will round out the pan-European presence of the T-Online brand, acting as a key player in the Swiss portal market.

The aim: To become a key player in the Swiss portal market.

The portal market is currently dominated by competitors offering horizontal portals with a broad spectrum of topics. By contrast, there are only a limited number of vertical sites focusing on specialist content. This is the segment being targeted by T-Online.ch, whose highly professional, user-friendly portal product distinguishes it from the competition. The revamped portal was launched in November 2001 to coincide with the relaunch of T-Online in Germany.

Providing in-depth information to become a leading platform.

T-Online.ch aims to position itself as a leading platform for financial topics, travel & leisure, and lifestyle. Some of the content will be developed in-house, while the rest will be provided by T-Online International and other strategic cooperation partners. Premium content services will further enhance the appeal of the portal.

Focal points for portal marketing.

Revenues in the portal business will be generated primarily from advertising sales and banner marketing, to be followed later on by targeted e-commerce activities. Switzerland is already a comparatively well-developed e-commerce market by European standards. The company is planning an interesting range of products for e-commerce customers, both in the business-to-business market and in the end user segment. One of the first products to be launched is the T-Online credit card, developed in collaboration with Cornèr Bank, with daily updated account statements as an exclusive feature, as well as various other services.

Content and services for the mobile Internet:

T-Motion.

T-Motion was founded as a joint venture in spring 2000, with T-Online holding a 40-percent stake and its sister company T-Mobile the remaining 60 percent. The London-based company develops and markets products which have been optimized for use on mobile terminals, aimed specifically at mobile Internet customers. T-Online's multi-access strategy targets non-PC-based Internet environments.

T-Motion launches uniform WAP portal for Germany.

At the IFA international audio and video fair in August, T-Motion launched a uniform WAP portal for Germany. This has substantially increased the quality and number of applications and services available in the mobile Internet sector. Web-based administration and configuration of the mobile WAP portal has been integrated into the T-Online portal.

Excellent services for T-Online customers.

T-Online users can enjoy a range of appealing new services via the WAP portal, which has already won a number of industry media awards. For example, the T-Motion Plus brand allows T-Online customers to access the sports service at Kicker magazine or download the latest financial news.

A treasure-trove of useful information for travelers.

The so-called location-based service allows users to pull up a list of restaurants, cafes, beer gardens or bars which meet their criteria in a selected town. T-Online subscribers can also download ring tones and icons onto their cellular phones, a feature which is particularly popular among young people. Another extremely useful WAP application is the T-Online e-mail service. Customers can send and receive e-mails from any location, provided they have a WAP cell phone.

On the ground






On time

Our projects: Powerful partners make us even stronger.

Apart from our organic business growth and acquisitions, in 2001 joint ventures with reputable partners in the content sector also played an increasingly important role. This has helped the T-Online Group to progress rapidly in developing into a comprehensive Internet media network. We have now joined forces with a number of partner organizations which complement T-Online to perfection. These are all premium brands in key offline markets whose alliance with T-Online has enabled them to expand into the online market.

Our debut in the tourism market:

T-Online Travel.

In collaboration with the leading tourism groups Preussag and Thomas Cook, T-Online launched a travel portal in 2001 with a broad range of appealing products and information. T-Online is the majority shareholder in T-Online Travel AG, holding a 75.1-percent stake, while Preussag and Thomas Cook each have stakes of 12.45 percent.

Tapping into one of the most attractive e-commerce markets.

The travel sector is one of the most attractive industries in Germany and many other countries. Online travel sales are among the fastest-growing, top-selling e-commerce markets in the world. Through T-Online Travel, T-Online is actively shaping the future development of this market, benefiting from its success.

A comprehensive product range caters to all tastes.

As well as package tours, T-Online Travel also offers individual components such as flights, hotel accommodation and rental cars, together with a number of additional services such as travel insurance. This extensive product portfolio will enable the T-Online portal to meet the travel requirements of countless independent travelers and vacationers.

Successful market launch in November 2001.

T-Online Travel was founded in August 2001, once all possible objections on anti-competitive grounds had been ruled out. Just three months later, on November 12, the company celebrated its market launch. This rapid implementation was facilitated by meticulous planning and cooperation between all the parties involved, who pooled their expertise to optimum effect.

Heading for success with powerful partners.

In Preussag and Thomas Cook, T-Online has been able to secure two top-notch partners to develop the new online travel agency T-Online Travel. As leading European tour operators, both groups are household names, with large portfolios of well-known travel brands such as TUI and Neckermann, and they enjoy an excellent reputation among consumers. T-Online Travel has recourse to the full range of products of its two partners. It is the first online travel portal to be directly linked to the systems of Preussag and Thomas Cook, and allows users to view all currently available trips and compare prices in a transparent way, thus offering clear competitive advantages. In future, we plan to systematically expand the existing range of products by recruiting additional partners. Initial cooperation agreements have already been signed with L'Tur, the market leader in last-minute vacations, and the travel insurance group Elvia Reiseversicherung.

Cost efficiency from the outset.

Not only does T-Online Travel benefit from the brands and products of its three partners, but also from their various other strengths. Because they provide access to existing technologies and tried-and-trusted services such as call centers, fulfillment, reservation platforms, Web design and Web hosting, the upfront capital costs were dramatically reduced. By being integrated into the T-Online portal, T-Online Travel benefits from the powerful distribution and high traffic potential of one of the market's leading ISPs. These synergies, in turn, help to lower advertising expenditure and maximize cost efficiency.

Target: To become a market leader in Germany's online tourism sector.

Thanks to the cooperation between Preussag, Thomas Cook and T-Online, and the resultant pooling of industry and Internet expertise, a unique company has been created which aims to become a market leader in the field of online travel and tourism and is well-placed to attain this goal. By continuously expanding its strengths and focusing on revenue growth coupled with minimum costs, T-Online Travel is on track to contribute significantly to T-Online's success.

Joint venture with the Motor-Presse Stuttgart publishing group:

auto.t-online.de

A joint venture with publishers Motor-Presse has created a portal covering all aspects of automobiles and mobility. The publishing group Motor-Presse holds a 49-percent stake in Auto.T-Online GmbH & Co. KG, with T-Online holding the remaining 51 percent. The portal www.auto.t-online.de was launched in November 2001 and is to be positioned as a leading automotive media brand on the Internet.

Joint venture with publishers Axel Springer Verlag:

bild.T-Online.de

In collaboration with publishers Axel Springer Verlag, T-Online has created a subsidiary for a general interest portal focusing on news and entertainment, which will be incorporated into the T-Online portal network. In an initial stage, T-Online acquired a 37-percent stake in bild.de. Subject to approval by the anti-trust authorities, the two companies together successively develop new offerings and products, with the aim of attracting readers of the offline publication BILD, a market leader in its sector, onto the Internet.

Another joint venture with publishers Axel Springer Verlag:

Interactive Media.

As of January 1, 2002 and subject to approval by the anti-trust authorities, T-Online joined with Axel Springer Verlag (ASV) in another venture which will be a leading marketer of online advertising. T-Online has acquired a 50-percent stake in the Hamburg-based ASV subsidiary Interactive Media CCSP AG, and will assume control of the business from January 1, 2003 via the transfer of a "golden share." The purpose of the venture is to provide centralized marketing for the Web sites of both partners, as well as outside companies, and to develop an international infrastructure. The marketing of advertising on the portal pages is a strategic core business for T-Online. By investing in Interactive Media, T-Online will fully integrate this part of the value chain, and secure access to first-rate marketing expertise. This will also enable T-Online to gain a foothold in a strategically important infrastructure for the further development of its portal business.

Joint portal with DaimlerChrysler:

mercedes-benz.t-online.de

A joint venture called Star Mobility GmbH, based in Leinfelden-Echterdingen, was created in the year 2000 to establish and operate a customer portal with DaimlerChrysler. DaimlerChrysler holds a 51-percent stake in the company, and the remaining 49 percent is held by T-Online. The customer portal was launched in August 2001 and offers comprehensive, premium-quality mobility services.

A comprehensive information portal:

t-info.

In March 2001, T-Online again enhanced its extensive array of portals, with the introduction of t-info. This is now an autonomous subsidiary, with a unique information base to call upon—data collated from the regional, local and business telephone directories.

A central and exclusive resource for all kinds of information.

t-info is the only online portal with exclusive access to a broad range of information. From the outset, the portal has offered 40 million entries in the areas of food & drink, homes & gardens, money & legal affairs, together with the Brockhaus reference works, and numerous other topics and search functions. Additional content is in the pipeline for 2002.

An advisory service and inexhaustible source of information.

The aim is to transform the portal into a central point of contact for all types of information in the World Wide Web and to position it as a popular advisory service and inexhaustible source of information in the business world, offering much more than just a search engine. t-info will replace the Tele-Auskunft Online portal (the online information service of the telephone directory publishers) in 2002.

Multi-access and individual services.

As well as searching for general and specialist content, t-info also facilitates individual use of the portal via the Internet and other access media such as landline or cellular phones. Users can, for example, manage their own personal address books and calendars at the WebOffice via "my t-info." In a future expansion stage, t-info will additionally support cross-media communications, including unified messaging services such as free e-mail, SMS or voicebox.

Consolidated statement of income.

	Note	**2001** thousands of €	2000 thousands of €
Net revenues	**(1)**	**1,139,882**	**797,171**
Other operating income	(2)	20,007	76,101
Goods and services purchased	(3)	(686,399)	(481,552)
Personnel costs	(4)	(137,937)	(85,309)
Depreciation and amortization of intangible assets and of property, plant and equipment	(5)	(414,526)	(259,354)
Other operating expenses	(6)	(524,890)	(388,886)
Financial (expense)/income, net	(7)	(217,289)	82,763
Results from ordinary business activities		**(821,152)**	**(259,066)**
Extraordinary expenses	(8)	–	(146,398)
Taxes	(9)	17,039	(403)
Loss after taxes		**(804,113)**	**(405,867)**
Loss applicable to minority shareholders		7,266	16,148
Group net loss		**(796,847)**	**(389,719)**
Unappropriated net loss carried forward from the prior year		(390,381)	(662)
Group unappropriated net loss		**(1,187,228)**	**(390,381)**
Loss per share in €		**(0.65)**	**(0.32)**

Consolidated balance sheet.

	Note	Dec. 31, 2001 thousands of €	31.12.2000 thousands of €
ASSETS			
Outstanding capital contributions	**(10)**	**–**	**1,231**
Noncurrent assets			
Intangible assets	(11)	1,913,217	2,249,434
Property, plant and equipment	(12)	81,655	50,727
Financial assets	(13)	338,077	691,680
		2,332,949	**2,991,841**
Current assets			
Inventories		2,291	1,366
Receivables	(14)	3,381,661	2,914,395
Other assets	(15)	33,812	54,529
Marketable securities		4,907	8,382
Liquid assets	(16)	327,361	1,054,594
		3,750,032	**4,033,266**
Prepaid expenses, deferred charges and deferred tax assets	**(17)**	**26,029**	**15,753**
		6,109,010	**7,042,091**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**(18)**		
Subscribed capital	(19)	1,223,858	1,223,858
Contingent capital € 51,214 thousand (Dec. 31, 2000: € 20,000 thousand)			
Additional paid-in capital	(20)	5,774,305	5,761,852
Currency translation adjustment		(648)	(424)
Unappropriated net loss		(1,187,228)	(390,381)
Minority interests		3,719	1,520
		5,814,006	**6,596,425**
Accruals			
Pensions and similar obligations	(22)	5,222	3,043
Other accruals	(23)	162,409	92,102
		167,631	**95,145**
Liabilities	**(24)**		
Liabilities to banks		150	3,404
Trade accounts payable		83,698	64,483
Liabilities to Group companies		26,870	262,550
Liabilities to other companies linked via equity investments		55	5,355
Other liabilities		10,633	10,990
		121,406	**346,782**
Deferred income		**5,967**	**3,739**
		6,109,010	**7,042,091**

Consolidated noncurrent assets.

thousands of €	Jan. 1, 2001	Acquisition or production cost Currency translation adjustment	Changes in the composition of the T-Online Group	Additions	Disposals	Reclassifications	Dec. 31, 2001
Intangible assets							
Concessions, industrial rights and similar assets, and licenses in such rights and assets	153,169	–	1,819	25,528	–	200	180,716
Goodwill arising from consolidation	2,410,294	–	–	25,546	235	–	2,435,605
Advance payments made	2,676	–	–	2,521	288	(200)	4,709
	2,566,139	**–**	**1,819**	**53,595**	**523**	**–**	**2,621,030**
Property, plant and equipment							
Buildings on land owned by third parties	4,480	–	–	219	–	–	4,699
Equipment, plant and office equipment	71,318	10	1,092	53,330	3,228	28	122,550
Advance payments made and assets under construction	451	–	–	1,466	–	(28)	1,889
	76,249	**10**	**1,092**	**55,015**	**3,228**	**–**	**129,138**
Financial assets							
Investments in nonconsolidated subsidiaries	385	–	–	5,044	263	–	5,166
Investments in associated companies	720,086	(289)	–	7,945	49,037	–	678,705
Long-term loans (other)	40	–	–	–	40	–	–
	720,511	**(289)**	**–**	**12,989**	**49,340**	**–**	**683,871**
	3,362,899	**(279)**	**2,911**	**121,599**	**53,091**	**–**	**3,434,039**

thousands of €	Cumulative depreciation, amortization and write-downs Jan. 1, 2001	Currency translation adjustment	Changes in the composition of the T-Online Group	Additions	Disposals	Dec. 31, 2001	Net carrying amount Dec. 31, 2001	Dec. 31, 2000
	89,411	–	685	25,957	–	116,053	64,663	63,758
	227,294	–	–	364,482	16	591,760	1,843,845	2,183,000
	–	–	–	–	–	–	4,709	2,676
	316,705	**–**	**685**	**390,439**	**16**	**707,813**	**1,913,217**	**2,249,434**
	1,245	–	–	1,002	–	2,247	2,452	3,235
	24,277	3	33	23,085	2,162	45,236	77,314	47,041
	–	–	–	–	–	–	1,889	451
	25,522	**3**	**33**	**24,087**	**2,162**	**47,483**	**81,655**	**50,727**
	–	–	–	–	–	–	5,166	385
	28,831	–	–	317,036	73	345,794	332,911	691,255
	–	–	–	–	–	–	–	40
	28,831	**–**	**–**	**317,036**	**73**	**345,794**	**338,077**	**691,680**
	371,058	**3**	**718**	**731,562**	**2,251**	**1,101,090**	**2,332,949**	**2,991,841**

Consolidated statement of cash flows.

	Note	2001 thousands of €	2000 thousands of €
Group net loss		**(796,847)**	**(389,719)**
Extraordinary expenses		–	146,398
Dilution proceeds		–	(39,175)
Loss before extraordinary expenses and dilution proceeds		**(796,847)**	**(282,496)**
Losses applicable to minority shareholders		(7,266)	(16,148)
Depreciation and amortization of noncurrent assets		414,526	259,354
Net interest income		(163,421)	(123,661)
Income taxes		(17,423)	150
Book losses on disposal of noncurrent assets		256	23
Earnings from associated companies		380,710	40,898
Increase in pension accruals		2,179	1,183
Increase in other accruals		70,307	40,801
Increase in trade accounts receivable		(23,190)	(52,215)
Increase in trade accounts payable		19,215	51,193
Other changes		(264,449)	261,720
Interest paid		(1,098)	(2,361)
Interest received		191,155	83,498
Income taxes paid		–	(1,682)
IPO expenses		–	(64,863)
Net cash (used for)/provided by operating activities	**(25)**	**(195,346)**	**195,394**
Capital expenditure on intangible assets		(39,911)	(12,299)
Capital expenditure on property, plant and equipment		(55,014)	(46,563)
Expenditure on acquiring consolidated companies		–	(168,077)
Purchase of financial assets		(12,989)	(20,853)
Proceeds from sale of noncurrent assets		1,306	285
Net change in short-term investments (>3 months to maturity) and marketable securities		(1,461,024)	(1,242,382)
Net cash used for investing activities	**(26)**	**(1,567,632)**	**(1,489,889)**
Increase in the capital stock		–	1,084,100
Proceeds from the IPO		–	2,884,545
Issuance of short-term debt		696	3,403
Repayments of short-term debt		(3,403)	(50,976)
Repayments of medium and long-term debt		(547)	–
Losses assumed by other companies		–	5,449
Net cash (used for)/provided by financing activities	**(27)**	**(3,254)**	**3,926,521**
Effect of exchange rate changes on cash and cash equivalents		–	–
Net (decrease)/increase in cash and cash equivalents (up to 3 months to maturity)		(1,766,232)	2,632,026
Cash and cash equivalents (up to 3 months to maturity) at beginning of year		2,657,594	25,568
Cash and cash equivalents (up to 3 months to maturity) at end of year		891,362	2,657,594

Consolidated statement of shareholders' equity.

	Subscribed capital		Additional paid-in capital	Currency translation adjustments	Unappropriated net income/(loss)	Minority interests	Total
	Shares issued and outstanding (in thousands)	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €
Balance at Jan. 1, 2000	**10,000**	**25,565**	**10,226**	**-**	**1**	**-**	**35,792**
Losses from acquired subsidiaries prior to first-time consolidation	-	-	-	-	(662)	-	(662)
Capital increase out of internal funds	-	4,435	(4,435)	-	-	-	-
Stock split (one for three)	20,000	-	-	-	-	-	-
Proceeds from cash contribution by Deutsche Telekom	970,000	970,000	-	-	-	-	970,000
Appropriation of net income of T-Online for distribution	-	-	-	-	(1)	-	(1)
Proceeds from the IPO	114,100	114,100	2,966,080	-	-	-	3,080,180
Proceeds from non-cash contributions	109,758	109,758	2,789,981	-	-	-	2,899,739
Changes in the composition of the T-Online Group	-	-	-	-	-	17,668	17,668
Net loss for FY 2000	-	-	-	-	(389,719)	(16,148)	(405,867)
Currency translation adjustment		-	-	(424)	-	-	(424)
Balance at Dec.31, 2000/ Jan.1, 2001	**1,223,858**	**1,223,858**	**5,761,852**	**(424)**	**(390,381)**	**1,520**	**6,596,425**
Currency translation adjustment	-	-	-	(224)	-	-	(224)
Changes in the composition of the T-Online Group	-	-	12,453	-	-	9,465	21,918
Net loss for FY 2001	-	-	-	-	(796,847)	(7,266)	(804,113)
Balance at Dec. 31, 2001	**1,223,858**	**1,223,858**	**5,774,305**	**(648)**	**(1,187,228)**	**3,719**	**5,814,006**

Notes to the 2001 consolidated financial statements.

Summary of accounting policies.

Principal business.

The T-Online International Group (hereinafter: T-Online) offers a wide variety of online services throughout Europe, and is one of Europe's largest Internet service providers (ISPs) in terms of subscriber numbers and revenues. In Germany, T-Online uses Deutsche Telekom's Internet platform, and in other countries it uses the infrastructure of outside network operators. T-Online is also establishing its position in the promising portals business (advertising/e-commerce); it operates a wide range of portals to meet the most varied needs of its large customer base. In addition, T-Online offers a broad array of value added services such as Web hosting, the WebOrganizer, e-mail, chat services, and international roaming access.

Relations with the Deutsche Telekom Group play an important role in T-Online's business in Germany. The most important contractual relationships are described in more detail in these notes.

Summary of significant accounting principles.

The consolidated financial statements of T-Online have been prepared in compliance with the German Commercial Code (Handelsgesetzbuch—HGB) and the German Stock Corporations Act (Aktiengesetz—AktG).

The T-Online consolidated financial statements are incorporated into the consolidated financial statements of Deutsche Telekom AG, Bonn, which are filed with the Bonn District Court.

The listing on the Neuer Markt segment of the Frankfurt Stock Exchange requires that financial statements be prepared in line with either International Accounting Standards (IAS) or United States Generally Accepted Accounting Principles (U.S. GAAP). Accordingly, T-Online mainly uses accounting and valuation principles in line with those of U.S. GAAP applicable at the balance-sheet date. Deviations from U.S. GAAP arising due to the application of the HGB and associated commercial law (or "German GAAP") are detailed in a statement of reconciliation (see Note 30).

The consolidated balance sheet and the consolidated statement of income are prepared in accordance with the classification requirements of HGB Sec. 298 in combination with Secs. 266 & 275. The income statement is prepared using the type-of-expenditure (or cost summary) format. Items are posted in thousands of euros; any entries in millions are marked "EUR xx million." Certain items in the financial statements have been combined for the sake of greater overall clarity, and in such cases the components are itemized in these notes. Whenever changes are made in the method of presentation, prior-year amounts are restated on the same basis as those of the reporting year. T-Online's current internal organizational and reporting structure is such that it has only one operating segment in relation to the requirements of HGB Sec. 297 (1) 2. Also pursuant to HGB Sec. 297 (1) 2, the consolidated financial statements include a consolidated statement of cash flows, and further supplementary information is provided by a statement of shareholders' equity. In line with usual international practice, the consolidated statement of income comes first; similarly, the statements of cash flows and shareholders' equity both precede these notes.

The uniform accounting and valuation principles applied to the consolidated financial statements have entailed certain changes to the nonconsolidated financial statements of T-Online International AG on their inclusion into the consolidated statements. These differences, mainly involving adjustments to comply with U.S. GAAP, include the following:

- Direct and indirect pension obligations are valued using the projected unit credit method as specified in Statement of Financial Accounting Standard (SFAS) No. 87 in the consolidated statements, whereas in the unconsolidated statements the minimum accrual method pursuant to Sec. 6a of the German Income Tax Act (Einkommensteuergesetz—EStG) is applied. The increase in average life expectancy is taken into account in the measurement of all pension obligations in the consolidated financial statements.
- Acquisitions of financial assets by way of stock swap transactions are posted to the consolidated financial statements as closely as possible to their fair value within the confines of the reporting options granted by German GAAP, but they are carried at a lower amount in the nonconsolidated financial statements.

The financial statements of T-Online International AG and the consolidated financial statements of the T-Online Group, both of which have been issued with an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, are published in the German Federal Gazette (Bundesanzeiger) and filed under HRB 7641 with the Commercial Registry of the Darmstadt District Court.

Basis of consolidation.

The consolidated financial statements are comprised of the financial statements of T-Online and its subsidiaries. Subsidiaries, associated companies and other investment holdings have been included in the consolidated financial statements of T-Online according to the following criteria:

- Subsidiaries are companies in which T-Online directly or indirectly holds the majority voting rights or management control.

- Associated companies are companies over which T-Online exerts a significant influence. These are generally defined as companies in which it directly or indirectly holds between 20 and 50 percent of the voting rights, and they are included in the consolidated financial statements using the equity method.

- Companies in which T-Online holds less than 20 percent of the voting rights are carried in the consolidated financial statements at the lower of acquisition cost or fair market value, and classified as "other investment holdings".

The consolidated financial statements include the individual company financial statements of T-Online International AG, the parent, as well as 32 other domestic and foreign companies.

The most significant consolidated subsidiaries are T-Online France SAS, Paris, and YACOM INTERNET FACTORY S.A. ("Ya.com"), Madrid.

Five subsidiary companies were not fully consolidated because they were not material to the net worth, financial position and results of the T-Online Group.

The table below itemizes the impact of newly consolidated acquisitions on the consolidated statement of income for the period January 1–December 31, 2001. The newly acquired investment holdings were included in T-Online's consolidated financial statements commencing August 1, 2001 (in the case of Auto.T-Online GmbH & Co. KG) or September 30, 2001 (t-info GmbH, T-Online Travel AG, Star Mobility GmbH). In addition, YACOM TRAVEL MARKETS was included for the first time in the subsidiary consolidated financial statements of Ya.com.

Impact on the consolidated statement of income of new acquisitions made during 2001.

	thousands of €
Revenues	7,203
Other operating income	71
Goods and services purchased	(11,944)
Personnel costs	(3,313)
Depreciation and amortization of intangible assets and property, plant and equipment	(1,228)
[Of which: *Amortization of goodwill arising from consolidation*]	[(317)]
Other operating expenses	(12,117)
Financial (expense)/income, net	39
(results of associated companies include amortization of goodwill)	
Taxes	(155)
Impact on loss after taxes	**(21,444)**

The impact of new acquisitions on the loss after taxes divides among specific companies as follows: t-info GmbH EUR –10,116 thousand; Auto.T-Online GmbH & Co. KG EUR –4,574 thousand; T-Online Travel AG EUR –4,516 thousand and the joint venture Star Mobility, carried at equity EUR –2,238 thousand.

The full list of investment holdings is filed with the Commercial Registry of the Darmstadt District Court (HRB 7641). It is available on request from T-Online Investor Relations in Darmstadt, and is printed on the inside back cover of this annual report.

Principal subsidiaries and associated companies.

The principal subsidiaries and associated companies are:

Name and registered office	T-Online's equity stake Dec. 31, 2001 in %
Fully consolidated subsidiaries	
T-Online France SAS, Paris (Club Internet)	99.90
YACOM INTERNET FACTORY S.A., Madrid	100.00
T-Online.ch, Zurich	100.00
T-Online.at Internet Service GmbH, Vienna	100.00
Associated companies	
comdirect bank AG, Quickborn	21.35
T-Motion plc., London	40.00

Consolidation principles.

Capital consolidation is performed using the German GAAP book value method, in which the purchase consideration for a newly acquired investment holding is offset against the shareholders' equity attributable to it as of the acquisition date. The resulting discrepancies are first allocated to the acquired company's assets and liabilities in line with their fair values at that time. Any remaining excess of the purchase consideration over the parent's proportionate shareholders' equity is capitalized as goodwill and amortized over its useful life.

Revenues, income, expenses, receivables and liabilities generated between consolidated companies are eliminated. **Intercompany earnings and losses** and discrepancies arising from the **consolidation of intercompany debt** are offset and posted to the income statement.

The consolidated balance sheet includes deferred taxes relating to income effects of consolidation whenever the differing tax charge is expected to reverse in later years.

The investments in associated companies included **at equity** are reported using the book value method by applying the T-Online Group's uniform principles of valuation. Differential amounts arising at the time a company is first consolidated are treated according to the same principles as described above for fully consolidated subsidiaries.

Foreign currency translation.

In Group companies' individual financial statements, receivables, bank balances and liabilities denominated in foreign currencies are translated at the exchange rate applying on the transaction date. Any unrealized losses arising due to exchange rate changes through the balance sheet date are recognized in the income statement, while unrealized exchange gains are not recognized. If any item originally denominated in a foreign currency has been hedged by a forward exchange contract, it is translated using the underlying exchange rate of the hedge.

The functional currency principle is applied for translation purposes in respect of foreign subsidiary companies: The functional currency is the one used by the subsidiary in its principal operations. The company's operations and financial structure are reflected in the consolidated financial statements as reported in that currency. If a company is a dependent subsidiary (i.e., with operations largely integrated into those of the parent), its functional currency is that of the parent company, and the temporal method of translation is used. By contrast, the functional currency of any largely independent subsidiary is its own local currency. Currently all consolidated foreign subsidiaries of T-Online conduct their operations independently of the parent company, and in their case the currency translation is performed using the modified reporting-date exchange rate method.

Thus the balance-sheet items of all foreign subsidiaries located outside the euro zone are translated from the company's local currency into euros using the middle market rate or the fixed rate in effect at the balance sheet date.

Currency translation adjustments are posted as gains or losses to retained earnings or losses without affecting the income statement. The income statements of foreign subsidiary companies and their results for the year are translated at the year's average exchange rate.

Accounting and valuation methods.

Net revenues consist of the proceeds from all goods and services sold in the course of T-Online's ordinary business activities. These include, for example, income from basic monthly charges for T-Online services and Internet access, use-related fees and charges for advertising and e-commerce. The revenues are posted net of value-added tax and sales-related deductions in the period in which they are received in line with the realization principle.

Research and development costs are fully expensed as incurred.

Pension costs for indirect and direct pension obligations under defined benefit plans are actuarially computed using the projected unit credit method, which is common international practice consistent with SFAS 87, and they are presented in compliance with SFAS 132. This method works on the basis of the total present value of the future benefit obligations accumulated during the reporting year, and takes into consideration expected future increases in statutory retirement benefits and in wages and salaries.

Marketing expenses are charged to the income statement as incurred.

Barter transactions arise when T-Online exchanges certain marketing services with third parties. The services thus provided or received are reported at their estimated market value.

Income tax expense not only includes corporate income tax but also, given T-Online's continuing status as part of an "integrated fiscal unit" with Deutsche Telekom AG for trade tax purposes, its contribution to the trade tax charge of the Deutsche Telekom Group. When computing taxes on income, T-Online assumes that the profit transfer agreement in place as of Dec. 31, 1999 was dissolved with good cause and hence that, for taxation purposes, T-Online was treated as an integrated entity with Deutsche Telekom AG for 1998 and 1999. Deferred taxes are posted to reflect the expected future tax effects arising from temporary differences between the fiscal and commercial financial statements; however, any such tax effects that are not expected to reverse in the foreseeable future are not included as deferred tax assets or liabilities. We have exercised the option to report deferred tax assets pursuant to Secs. 306 and 274 (2) of the German Commercial Code (HGB).

Earnings per share for each period are calculated by dividing Group net income/loss by the number of shares outstanding.

Purchased **intangible assets** consist of the customer base acquired from Deutsche Telekom AG, T-Online expertise and software obtained from third parties, or licenses to such programs. These assets are valued at acquisition cost and amortized on a straight-line basis over their estimated useful lives. The historical purchase cost of the customer base acquired from Deutsche Telekom AG and of T-Online expertise is equivalent to their market value at the time. Acquired goodwill, including goodwill arising from consolidation, is amortized on a straight-line basis over its estimated useful life.

Property, plant and equipment is valued at acquisition or construction cost less scheduled depreciation.

If the value of property, plant or equipment is impaired, nonscheduled write-downs are made accordingly.

Noncurrent assets are depreciated or amortized on a straight-line basis over the following estimated useful lives:

	No. of years
Intangible assets	3–15
Buildings on land owned by third parties	5
Information processing facilities	4–5
Vehicles	6
Other equipment, plant and office equipment	5–13

Movable property, plant and equipment is depreciated for a full year if it is acquired in the first half of the year, and at half of the yearly rate if it is acquired in the second half.

Low-value assets are depreciated in full in their year of acquisition, and assumed to have been disposed of in that year.

Maintenance and repairs are expensed when incurred, and charged in accordance with the source of the repair requirement.

Upon sale or disposal of noncurrent assets, their carrying values (historical cost less cumulative depreciation) are removed from the balance sheet, and a gain or loss is recognized for the difference between the disposal proceeds and the net carrying amount.

Investment holdings and other financial assets are carried at acquisition cost. Low-interest or non-interest-bearing loan receivables are reported at their net present value. Nonscheduled write-downs are made only if an impairment of any financial asset is presumed to be a lasting phenomenon. For non-cash contributions coinciding with the issue of new stock, the acquisition cost is established as the fair value of the shares issued at the time.

Receivables and other assets are posted at their nominal value. Adequate write-downs are carried out to provide for foreseen specific credit risks. Low-interest and non-interest-bearing items with more than one year remaining to maturity are discounted.

Marketable securities are stated at the lower of cost or market value as of the reporting date.

Provisions for taxes and **other accruals** are reported using prudent best estimates. Sufficient allowance has been made for all recognizable risks in determining the amount of these accruals. Deferred taxes are assessed to reflect the expected future tax effects arising from temporary differences between the financial statements prepared for tax reporting and those for financial reporting purposes. Current tax rates, and local tax rates for foreign Group companies, are used to compute these tax effects.

Except for pensions and similar obligations, accruals are not discounted.

Current **liabilities** are stated as the amount due.

These consolidated financial statements record assets and debts on the basis of certain assumptions and estimates which, along with the risks and uncertainties the Company has outlined, influence both expenses and income for the reporting period. Actual results may differ from those estimates.

Stock-related compensation.

Stock options issued by way of a contingent capital increase are reported as of the time when the options are exercised, not the time when they are granted. Part of the amount received by the company at the time of exercise (reflecting the nominal value of the new shares issued) is posted to the nominal capital stock, and the remainder is posted to additional paid-in capital, both pursuant to Sec. 272 (2) 1 of the Commercial Code (HGB).

Notes to the 2001 consolidated statement of income.

(1) Net revenues.

	2001 thousands of €	2000 thousands of €
Access	947,173	665,916
Portal (advertising/e-commerce)	173,342	109,984
Other	19,367	21,271
	1,139,882	**797,171**

Net revenues are derived from basic monthly charges and use-related charges for Internet access, advertising income from portals, and commissions earned from e-commerce. They also include lump-sum and other charges paid by suppliers of goods and services for their use of T-Online and related services.

Revenues increased by EUR 343 million, or 43 percent, over the previous year. Foreign subsidiary companies, primarily Ya.com and T-Online France, contributed roughly 8 percent of total revenues.

The access business still generates the lion's share of revenues, accounting for 83 percent of the total in 2001. The year on year increase of EUR 281 million (42 percent) in access revenues is essentially due to strong subscriber growth coupled with a steady increase in online time in the most important rate classes.

The introduction of new tariffs for our end users (surftime tariffs) had a positive impact on revenues. Our T-DSL flat rate attracted especially strong subscriber growth, and was being used by some 1.0 million subscribers as of December 2001.

Portal revenues climbed by EUR 63 million (about 58 percent) relative to the year 2000, reaching EUR 173 million. Against the background of the substantial increase in our subscriber base, the increase is primarily due to increased revenues from the portal agreement with Deutsche Telekom and to our stepped-up portal development drive. During the reporting year, T-Online entered into further cooperative arrangements with various content providers to continue strengthening its portals.

Other revenues include fees received from providers totaling EUR 12,906 thousand (prior year: EUR 15,741 thousand).

T-Online generated the bulk of its revenues in Germany, namely EUR 1,044,276 thousand, compared with EUR 95,438 thousand from other EU member states and EUR 168 thousand from non-member European countries.

(2) Other operating income.

	2001 **thousands of €**	2000 thousands of €
Income from the comdirect IPO (dilution proceeds)	0	39,175
Reversal of accruals	13,205	21,034
Cost reimbursements	1,090	12,395
Other	5,712	3,497
	20,007	**76,101**

Income from the reversal of accruals relates mainly to provisions established in the previous year for invoices outstanding.

Income from cost reimbursements results chiefly from projects carried out with Deutsche Telekom.

A total of EUR 17.4 million in other operating income relates to other financial years.

(3) Goods and services purchased.

	2001 **thousands of €**	2000 thousands of €
Goods purchased	**13,413**	**3,181**
Services purchased		
Telecommunications services	649,321	472,169
Other services	23,665	6,202
	672,986	**478,371**
	686,399	**481,552**

The services purchased mainly consist of telecommunications services provided by Deutsche Telekom.

Goods and services purchased saw an increase of EUR 205 million (roughly 43 percent) relative to the prior year. The increase in telecommunications services purchased is directly linked to the growth in the use of access services by our customers. However, there are a number of constraints on any comparison between the costs of goods and services inputs in 2001 and those of the previous year, as the mode of charging for telecommunications services was changed effective December 15, 2000. Under the new flat rate online input model (on flat-rate wholesale terms), T-Online now largely pays Deutsche Telekom on the basis of the number of channels used rather than the number of minutes of use.

(4) Personnel costs/Average number of employees.

	2001 thousands of €	2000 thousands of €
Salaries	**112,917**	**69,522**
Social insurance, pension plan contributions and other employee benefits		
Social insurance contributions and similar expenses	20,956	12,395
Pension costs	4,064	3,281
Other employee benefits	–	111
	25,020	**15,787**
	137,937	**85,309**

Number of employees (annual average).

	Number 2001	2000
Salaried employees	**2,702**	**1,873**
Trainees/interns	56	30

The rise in personnel costs derives mainly from the increase in the average number of employees at the parent company, and from the fact that subsidiaries T-Online France and Ya.com were consolidated for their first full year.

(5) Depreciation and amortization of intangible assets and of property, plant and equipment.

	2001	2000
	thousands of €	thousands of €
Amortization of intangible assets	390,439	244,229
Depreciation of property, plant and equipment	24,087	15,125
	414,526	**259,354**

The main amortization expense applies to goodwill from the consolidation of Group companies, together with a non-scheduled impairment charge (EUR 17 million in respect of Atrada). Depreciation of property, plant and equipment relates mainly to computer hardware, low-value items, and improvements made to rented real property.

(6) Other operating expenses.

	2001	2000
	thousands of €	thousands of €
Sales promotion, commissions, PR work	142,628	140,022
Software, development and other consultancy costs	99,250	58,479
Billing and receivables management	36,010	25,565
Other employee-related costs	35,271	18,028
Hotline	34,927	27,078
Rental and leasing expense	26,128	8,803
Telephone and postal charges	20,810	22,750
Maintenance expenses	19,226	5,804
License and concession expenses	18,257	28,712
IT support	17,811	4,277
Other	74,572	49,368
	524,890	**388,886**

Expenses for sales promotion, commissions and PR work accounted for 27.2 percent of other operating expenses, after increasing by 1.9 percent over the previous year.

The increase in software, development and other consultancy costs is primarily attributable to an increase in computer consultancy charges and concerted efforts to implement a number of billing systems.

License and concession expenses chiefly involved expenses for use of the rights to the "T" logo under a brand licensing agreement concluded with Deutsche Telekom AG on January 1, 2000.

The increase in the number of subscribers from 7.9 million at the 2000 year-end to 10.7 million at the close of the reporting year also increased the demand for customer service, which explains the higher hotline expenses in 2001.

Other employee-related costs increased owing to the greater use of temporary staff during 2001.

A total of EUR 17.2 million (2000: EUR 6.4 million) in other operating expenses relates to other financial years.

(7) Financial (expense)/income, net.

	2001	2000
	thousands of €	thousands of €
Net result from companies consolidated at equity (includes goodwill amortization)	(380,710)	(40,898)
Interest and similar income [Of which: € 141,205 thousand (2000: € 49,345 thousand) relating to Group companies]	164,764	126,022
Interest and similar expense [Of which: € 1,074 thousand (2000: € 1,443 thousand) relating to Group companies]	(1,343)	(2,361)
	(217,289)	**82,763**

Interest income derives from fixed-term deposits with Deutsche Telekom and with banks.

The main expense item in the net result from companies consolidated at equity is a non-cash impairment charge totaling EUR 281 million against our equity investment in comdirect, as a risk provision.

(8) Extraordinary expenses.

	2001 thousands of €	2000 thousands of €
Extraordinary expenses	-	146,398

The prior-year extraordinary expenses stem from T-Online's initial public offering.

(9) Taxes.

	2001 thousands of €	2000 thousands of €
Taxes on income (of which € 762 thousand in deferred tax liabilities and € 18,213 thousand in deferred tax assets)	17,423	(150)
Other taxes	(384)	(253)
	17,039	**(403)**

In preparing its consolidated financial statements at December 31, 2001, T-Online has continued to take account of its status as part of an integrated fiscal unit with Deutsche Telekom for purposes of value-added and trade taxes.

The main component of the income taxes item is the formation of deferred tax assets relating to the customer base acquired from Deutsche Telekom.

(10) Outstanding capital contributions.

	Dec. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €
Outstanding contributions		
Of which € 0 (2000: € 1,231 thousand) called in	-	1,231

The outstanding contributions in the prior year consisted of part of the capital increase in kind from the stock swap in connection with the acquisition of the equity holding in Ya.com. The T-Online shares involved were held by Dresdner Bank AG, Frankfurt, which managed the swap. Under the terms of an option agreement with one of Ya.com's former shareholders, T-Online exercised its purchase option effective June 12, 2001 and exchanged this T-Online stock for shares in Ya.com. As of the balance sheet date, T-Online's stake in Ya.com had therefore risen to 100 percent.

(11) Intangible assets.

	Dec. 31, 2001 Net carrying amount thousands of €	Dec. 31, 2000 Net carrying amount thousands of €
Concessions, industrial rights and similar assets, and licenses in such rights and assets	64,663	63,758
Goodwill	1,843,845	2,183,000
Advance payments made	4,709	2,676
	1,913,217	**2,249,434**

Intangible assets primarily comprise goodwill arising at the time newly acquired T-Online Group companies (including T-Online France and Ya.com) were first fully included in the consolidated financial statements. The decrease in this item is primarily due to continuing amortization of the goodwill over its estimated useful life.

Further details of changes in intangible assets can be found in the schedule of consolidated noncurrent assets.

(12) Property, plant and equipment.

	Dec. 31, 2001 Net carrying amount thousands of €	Dec. 31, 2000 Net carrying amount thousands of €
Buildings on land owned by third parties	2,452	3,235
Equipment, plant and office equipment	77,314	47,041
Advance payments made and assets under construction	1,889	451
	81,655	**50,727**

The item entitled "buildings on land owned by third parties" actually consists of construction and improvement work carried out on rented buildings.

Additions to property, plant and equipment totaled EUR 55.0 million in 2001. The main items involved were newly acquired computer hardware and telecommunications terminal equipment.

Further details of changes in property, plant and equipment can be found in the schedule of consolidated noncurrent assets.

(13) Financial assets.

	Dec. 31, 2001 Net carrying amount thousands of €	Dec. 31, 2000 Net carrying amount thousands of €
Investments in nonconsolidated subsidiaries	5,166	385
Investments in associated companies	332,911	691,255
Other equity investments	–	–
Long-term loans (other)	–	40
	338,077	**691,680**

Investments in nonconsolidated subsidiaries are valued at acquisition cost.

The main component in the investments in associated companies is the 21.35-percent stake in comdirect.

When Star Mobility was first consolidated at the time of its acquisition, a positive consolidation balance of EUR 72 thousand resulted.

Further details of changes in financial assets can be found in the schedule of consolidated noncurrent assets.

A full list of investment holdings is filed under HRB 7641 with the Commercial Registry of the Darmstadt District Court.

(14) Receivables.

	Dec. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €
Trade accounts receivable	80,632	57,442
Receivables from Group companies	3,297,963	2,856,930
[Of which: Fixed-term deposits with Deutsche Telekom AG]	[3,262,500]	[2,837,000]
Receivables from other companies linked via equity investments	3,066	23
	3,381,661	**2,914,395**

Receivables from Group companies are essentially fixed-term deposits which T-Online has invested with Deutsche Telekom. Also reported here are receivables totaling EUR 23.2 million resulting from accrued interest on the monies invested with Deutsche Telekom.

Trade accounts receivable consist of accounts outstanding from our portal operations. The increase over the prior year results from T-Online's rapid expansion in this business segment.

The largest component in receivables from other companies linked via equity investments is the sum of EUR 2.3 million owed by comdirect.

All receivables are due within one year.

(15) Other assets.

	Dec. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €
Interest receivables	147	26,537
Tax receivables	22,516	19,730
Advance payments made	2,672	5,853
Receivables from employees	280	334
Miscellaneous	8,197	2,075
	33,812	**54,529**

The bulk of the funds deposited with banks in the prior year were reinvested with Deutsche Telekom in the year under review. This resulted in a fall in interest receivables from third parties.

The tax receivables item mostly contains reimbursement claims for capital gains tax or for withholding tax paid on investment income amounting to EUR 4.8 million for the parent company, as well as similar reimbursement claims from subsidiary companies.

All other assets will mature within one year.

(16) Liquid assets.

	Dec. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €
Cash in banks	327,348	1,054,585
Petty cash	13	9
	327,361	**1,054,594**

Of the funds deposited with banks as of December 31, 2000, T-Online reinvested some EUR 727 million with Deutsche Telekom in the year under review.

The original term of the investments carried as liquid assets on December 31, 2001 is no longer than three months.

(17) Prepaid expenses, deferred charges and deferred tax assets.

The bulk (EUR 26,029 thousand) of this item consists of premiums paid in advance for an electronics insurance policy and advance rentals paid for server computers. It also, for the first time, includes deferred tax assets relating to temporary differences between fiscal and commercial reporting in respect of the customer base acquired from Deutsche Telekom.

(18) Shareholders' equity.

In all reporting periods, the structure and terms used in the consolidated statement of shareholders' equity comply with the requirements for presenting the shareholders' equity of a German stock corporation.

The reduction in shareholders' equity by EUR 782 million against December 31, 2000 is substantially due to the Group net loss (EUR 797 million).

A specific consolidated statement of shareholders' equity precedes these notes to the consolidated financial statements.

(19) Subscribed capital.

The subscribed capital of the consolidated group is identical to the capital stock of T-Online International AG.

By resolution of the Ordinary Shareholders' Meeting on May 30, 2001 the authorized capital of T-Online was raised to EUR 611.9 million. At the same time, the Meeting annulled the authorized capital of EUR 370.7 million approved by the Shareholders' Meeting on February 25, 2000.

The contingent capital originally set at EUR 20 million for the 2000 stock option program was annulled except for a residual amount of EUR 0.2 million in the reporting year. New contingent capital of EUR 51 million was approved for purposes of the 2001 stock option program.

In a letter dated January 25, 2000, Deutsche Telekom notified T-Online pursuant to Sec. 20 (4) of the Stock Corporations Act (AktG) that it has a majority shareholding in the Company as specified by AktG, Sec. 16 (1). Deutsche Telekom AG holds an 81.71-percent stake in the share capital of T-Online.

(20) Additional paid-in capital.

This item increased by EUR 12,453 thousand in the reporting year when T-Online exercised its option to purchase the remaining stock in Ya.com.

Compared with the amount reported by T-Online International AG in its non-consolidated financial statements, the additional paid-in capital attributable to the Group is higher by EUR 2,801 million. This is attributable to the premium arising from the valuation of stock acquired in the course of capital contributions in kind (i.e., in stock swaps) at the fair value of T-Online shares tendered. By comparison, the valuation in the financial statements of T-Online International AG is at the par value of T-Online stock.

For further details, please refer to the consolidated statement of shareholders' equity which precedes the notes to the consolidated financial statements.

(21) T-Online International AG stock option plans.

2000 stock option plan.

T-Online offered certain Group employees stock options for the first time in 2000. On the authorization of the Shareholders' Meeting in February 2000, T-Online granted participants in the plan 214,473 options to 214,473 shares on July 6, 2000, at a subscription price of EUR 37.65. These options remain in force through July 6, 2005. As of December 31, 2000, a total of 20,000,000 shares were available as contingent capital for the future issue of options in this plan. At the May 30, 2001 Shareholders' Meeting, the contingent capital increase was scaled back to EUR 214,473.00. The average interim period anticipated until the exercise of the options in force as of December 31, 2001 was 3.5 years.

The options may not be exercised until after the lock-up period has ended on July 6, 2002. Before the options qualify to be exercised, both an absolute and a relative performance target have to be met at least once during the period July 7, 2002–July 6, 2005. To fulfill the absolute performance target, the 30-day moving average of T-Online's closing stock price on Xetra computerized trading at the Frankfurt Stock Exchange must exceed the predetermined strike price by more than 40 percent.

The relative target is defined in terms of T-Online stock's price performance set against the Dow Jones Euro Stoxx Telecom© index. Before the options qualify to be exercised, the price of T-Online stock subsequent to the expiry of the two-year lock-up period—adjusted for dividends, subscription rights or other special entitlements to reflect total shareholder return—must outperform the Dow Jones Euro Stoxx Telecom© index by more than 20 percent on a 30-day moving average basis.

The following table summarizes movements in the stock options granted by T-Online:

2000 stock option plan (incl. Ya.com)	**2001**	
Options in thousands	Stock options	Average purchase price
Outstanding stock options at beginning of year	**2,041**	**3.27**
Granted	-	–
Exercised	692	0.00
Expired	148	15.26
Outstanding stock options at end of year	**1,201**	**3.67**
Exercisable at year-end	**1,084**	

2001 stock option plan.

Especially in light of the high targets on which the right to exercise the options depended and the adverse conditions on the stock market, the 2000 stock option plan soon became uncompetitive.

A new stock option plan was therefore launched in 2001. The essential difference relative to the 2000 plan is that it no longer includes an absolute or relative performance target. This replicates what is now the usual practice among telecommunications companies with global operations.

To pave the way for the 2001 plan, the Ordinary Shareholders' Meeting on May 30, 2001 voted to increase the value of T-Online International AG's contingent capital to € 51,000,000, authorized the Supervisory Board to issue options to members of the Board of Management, and also authorized the Board of Management to issue them to senior management below board level. Those entitled include directors, senior managers and selected specialists at T-Online International AG together with members of management boards, executive managers and other directors, senior managers and selected specialists at other Group companies in Germany and abroad in which T-Online International AG directly or indirectly holds a majority stake.

The new plan has been established as a premium-priced plan. When an option is exercised, the strike price is set at a premium of 25 percent above a reference stock price. That reference price consists of the nonweighted average closing price of T-Online's stock on Xetra computerized trading at the Frankfurt Stock Exchange (or on any successor computerized trading system) on the 30 trading days immediately preceding the granting of the option.

If the average closing price as just described is lower than the Xetra (or successor system) closing price of T-Online's stock on the option's day of issue, this closing price will be used as the reference stock price instead.

The options will be issued over a five-year period in annual tranches, 2005 thus being the last financial year in which options may be granted under the plan.

Exactly half of the options granted to an authorized participant in the plan on a particular date are subject to a lock-up period of two years from that date. However, the other half are subject to a longer lock-up period of three years from the date on which they are granted. The average interim period anticipated until the exercise of the options outstanding as of December 31, 2001 was approximately 9.5 years.

The options do not expire until ten years from their date of issue. At that time, the option rights lapse irrevocably, without substitution or compensation.

On the basis of the authorization by the Shareholders' Meeting, the first tranche of options in the 2001 plan was issued on August 13, 2001.

The strike price, which functions as a performance target, is EUR 10.35 (the reference price of EUR 8.281 plus 25 percent). Options from this tranche may not be exercised before the end of the two-year lock-up period on August 12, 2003. If not already exercised, they expire without substitution or compensation on August 12, 2011.

2001 stock option plan	**2001**	
Options in thousands	Stock options	Average purchase price
Outstanding stock options at beginning of year	**0**	**0**
Granted	2,369	10.35
Exercised	-	-
Expired	21	10.35
Outstanding stock options at end of year	**2,348**	**10.35**
Exercisable at year-end	0	

As no stock options had been exercised as of December 31, 2001, T-Online conformed to German GAAP and did not recognize the stock options in its financial statements of that date. However, the same consideration does not apply to the shares issued to employees in defined tranches in connection with the Ya.com acquisition.

T-Online carries stock related compensation systems as recommended by Accounting Principles Board Opinion No. 25 (APB 25—Accounting for Stock Issued to Employees) and its associated interpretations. Pro forma figures are provided below which conform to SFAS 123 (Accounting for Stock-Based Compensation).

In the case of stock option plans, personnel costs are calculated in line with APB 25 by establishing the intrinsic value of the options at the balance sheet date (market price minus strike price). The intrinsic value is then distributed over the period of time which it is anticipated may elapse until the options are exercised. On the balance sheet date, the market price of the stock was below the strike price of the options. SFAS 123 takes a contrasting approach, requiring the mathematically established time value of a tranche of options, as of the day they are granted, to be distributed over the expected lifetime of the options until they are exercised.

Pro forma figures on time values.

SFAS 123 requires that pro forma information be provided as if a reporting company actually disclosed an employee stock option program on its balance sheet according to time values. The time value of T-Online's options issued in the stock option plan was computed on the day the options were granted using a stochastic model of option pricing to take into account the option terms and the SFAS 123 requirements. This model simulates a number of different performance scenarios for T-Online stock and the benchmark index, for the lifetime of the options.

The assumptions made at the time the options were granted and the time values thus computed were as follows:

	2001	2000
Expected dividend yield	0%	0%
Expected stock volatility	60.0%	60.0%
Risk free interest rate	4.65	5.475
Expected option term (years)	5	3.5
Time value	3.72 €	13.10 €

In the pro forma calculations, the estimated time value of the options on the day they are granted is expensed on a distributed basis over the expected option term. The impact of the options on Group earnings and earnings per share using the time value method is estimated as follows (in EUR thousands or per-share amounts):

	2001	2000
Group net loss		
Reported	(796,847)	(389,719)
Pro forma, applying SFAS 123	(798,475)	(389,341)
Basic earnings per share		
Reported	(0.65)	(0.32)
Pro forma, applying SFAS 123	(0.65)	(0.32)
Basic earnings per share		
(diluted earnings per share)		
Reported	Not applicable	Not applicable
Pro forma, applying SFAS 123	Not applicable	Not applicable

Given that T-Online did not issue any options to employees before 2000 and 2001, the effect of applying SFAS 123 to personnel costs and their disclosure is not necessarily representative of the options' impact on earnings in future years.

(22) Pensions and similar obligations.

The pension obligations of T-Online to its employees derive from a number of defined benefit plans. They include both direct pension commitments made by T-Online and indirect commitments through Deutsche Telekom's occupational pension support fund Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The level of pension obligations was assessed using actuarial principles that are consistent with U.S. GAAP as specifically defined in SFAS 87. The underlying assumptions were as follows:

	2001	2000
	in %	in %
Discount rate	6.00	6.25
Projected increase in salaries	2.75–3.5	2.75–3.5
Expected return on assets	6.00	6.5
Projected increase in statutory pensions	1.0–1.5	1.5

On that basis, the obligations provided for on the balance sheet are:

	Dec. 31, 2001	Dec. 31, 2000
	thousands of €	thousands of €
Pension obligations		
Direct	4,051	1,814
Indirect	1,171	1,229
Unfunded accrued pension costs	**5,222**	**3,043**

The direct pension obligations involve individual commitments to employees, in some cases taken on by T-Online from elsewhere in the Deutsche Telekom Group. The indirect pension obligations relate to employees who came to T-Online from Deutsche Telekom, and who at the time of their move had been making compulsory contributions to a plan run by Versorgungsanstalt der Deutschen Bundespost (VAP). The DTBS referred to above was established on August 1, 1997 as a support fund to cater for these employees' pension entitlements. The benefits due to employees through the direct arrangements are invariably scaled on the basis of salary levels and years of service; the benefit entitlements are generally fixed according to the amounts credited by T-Online to its capital accounts. The benefit commitments which T-Online assumed from the VAP have now been redefined in the context of a collective agreement, resulting in these prior commitments being superseded. The parties agreed to new arrangements that will take due account of the vested rights accumulated by past contributions to the VAP. Pursuant to the new agreement, the benefits due to retirees and employees approaching retirement will remain unchanged. The vested benefit entitlements of younger employees have been converted, according to a formula depending on the number of years they had contributed to the former plan, into an initial amount for a cash balance plan managed by the employer via a capital account. If employees with benefit entitlements were aged 35 years or older and had paid contributions to the VAP for more than 10 years by the due date, their entitlements are now managed directly by the DTBS fund. All other employees' benefit entitlements are due directly from T-Online.

The following table itemizes pension obligations as calculated according to U.S. GAAP:

	Dec. 31, 2001 **thousands of €**	Dec. 31, 2000 thousands of €
Accumulated benefit obligation	**7,517**	**5,102**
Effect of projected increases in salaries	291	304
Projected benefit obligation	**7,808**	**5,406**
Plan assets at fair value	(2,087)	(2,125)
Projected benefit obligation in excess of plan assets	**5,721**	**3,281**
Adjustment for unrecognized net gains/(losses)	(635)	(238)
Pension accruals for t-info and T-Online Travel	136	0
Unfunded accrued pension cost	**5,222**	**3,043**

Movements in the projected benefit obligation according to U.S. GAAP:

	2001 **thousands of €**	2000 thousands of €
Projected benefit obligation as of January 1	**5,406**	**2,470**
Service cost (for newly accrued entitlements)	1,159	506
Interest cost (for existing entitlements)	338	154
Adjustment for increased number of employees	751	355
Adjustment for unrecognized actuarial gains/(losses)	303	361
Benefits actually paid	(11)	-
Obligations assumed from other pension funds	(137)	1 560
Projected benefit obligation as of December 31	**7,808**	**5,406**

Development of plan assets at fair value according to U.S. GAAP:

	2001 thousands of €	2000 thousands of €
Plan assets as of January 1 (at fair value)	**2,125**	**711**
Actual return on plan assets	(43)	31
Employer contributions to external pension bodies	90	256
Benefits paid	(11)	–
Plan asset transfer	(74)	1,127
Assets removed in arrangements to supersede the VAP	–	–
Plan assets as of December 31 (at fair value)	**2,087**	**2,125**

Net periodic pension cost is summarized as follows:

	2001 thousands of €	2000 thousands of €
Service cost (for newly accrued entitlements)	1,159	506
Interest cost (for existing entitlements)	338	154
Expected return on assets from the DTBS plan	(138)	(32)
Amortization of unrealized gains	88	–
Periodic pension cost	**1,447**	**628**
Extraordinary expenses owing to increase in the number of employees and to employees' own contributions	751	355
Net periodic pension cost	**2,198**	**983**

In February 1997, the Financial Accounting Standards Board issued its SFAS No. 132 (Employers' Disclosures about Pension and Other Postretirement Benefits). This standard did not bring any change in the method of calculating pension expenses and/or accruals, but called for standardization of disclosure and reporting, which actually meant the discontinuation of certain disclosure requirements. T-Online applies the recommendations of this statement to all reporting periods.

(23) Other accruals.

Other accruals comprise the following items:

	2001	2000
	thousands of €	thousands of €
Provisions for taxes	**120**	**253**
Accruals other than taxes		
Invoices not yet received	101,505	80,233
Obligations relating to employees	13,991	7,389
Other risks	46,793	4,227
	162,289	**91,849**
	162,409	**92,102**

Accruals for invoices not yet received primarily relate to marketing activities, other services used in the fields of portal systems, IT and technical services, as well as advertising cost contributions, sales commission, and the anticipated cost of consultancy services.

Accruals for other risks cover a number of areas, one example being the restructuring of our call centers.

(24) Liabilities.

thousands of €	Dec. 31, 2001 Total	Of which, due in up to 1 year	over 1-5 years	over 5 years	Dec. 31, 2000 Total	Of which, due in up to 1 year	over 1-5 years	over 5 years
Liabilities to banks	150	150			3,404	3,203	201	
Trade accounts payable	83,698	83,698			64,483	64,483		
Liabilities to Group companies	26,870	26,870			262,550	262,550		
Liabilities to other companies linked via equity investments	55	55			5,355	5,355		
Other liabilities	10,633	10,633			10,990	8,744	968	1,278
Of which: from taxes	2,584	2,584			4,168	4,168		
Of which: from social insurance and other employee benefits	1,613	1,613			1,362	1,362		
Total liabilities	**121,406**	**121,406**			**346,782**	**344,335**	**1,169**	**1,278**

The liabilities to Group companies consist of payments due for services rendered by Deutsche Telekom AG and other companies in the Deutsche Telekom Group.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared to conform to International Accounting Standard IAS 7, which essentially corresponds to the German accounting standard DRS 2, and is recognized as an equivalent by U.S. GAAP.

The cash and cash equivalents reported in this statement consist of the liquid assets carried on the balance sheet plus those fixed-term deposits with Deutsche Telekom AG that had original maturities of up to three months.

The following table shows the components of cash and cash equivalents:

	Dec. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €	Change thousands of €
Cash assets with maturities of up to three months:			
Petty cash	13	9	4
Cash in banks	327,348	204,585	122,763
	327,361	**204,594**	**122,767**
Cash equivalents			
Fixed-term deposits of up to three months with Deutsche Telekom AG	564,001	2,453,000	(1,888,999)
	891,362	**2,657,594**	**(1,766,232)**

These short-term funds fell in the year under review by EUR 1,766 million to EUR 891 million. This was due to the following changes:

(25) Net cash used for operating activities.

Cash flow for operating activities was negative at EUR -195 million. Taking the Group net loss of EUR 797 million as the starting point and deducting depreciation, amortization and write-downs of EUR 415 million, results from associated companies of EUR 381 and net increases in accruals of EUR 70 million, the main source of the cash outflow was the settlement of accounts payable to Deutsche Telekom, for a total of EUR -243 million, by offsetting them against fixed-term deposits invested with the parent company.

(26) Net cash used for investing activities.

Net cash used for investing activities in the year under review was EUR 1,568 million. The outflow consists primarily of switches—to the value of EUR 1,461 million—out of cash equivalents and into time deposits with maturities of more than three months, all of which are held with Deutsche Telekom. These transfers did not involve any new capital expenditure in the business sense, and derive only from the classification system in the statement of cash flows.

(27) Net cash used for financing activities.

The net cash outflow of EUR 3,254 thousand mainly reflects repayments of short-term debt.

(28) Commitments and contingencies.

Guarantees and similar commitments.

	2001 thousands of €	2000 thousands of €
Guarantees	0	170

T-Online assumed a loan guarantee on behalf of one of its investment holdings in 2000, which was discontinued in the year under review.

Other commitments and contingencies.

	2001 thousands of €	2000 thousands of €
Purchase commitments for capital projects in progress and future expenditure	195,655	96,240
Obligations under rental and lease agreements	16,640	32,710
Obligations under maintenance and service agreements	54,823	60,285
Purchase commitments for equity interests in other companies	171,294	1,016
	438,412	**190,251**

EUR 164.0 million of other commitments and contingencies (2000: EUR 79.8 million) related to Group companies. They include a contingent mandatory capital contribution of EUR 94 million to the T-Online Venture Fund which can be called upon according to the fund's financing needs.

The purchase commitments largely relate to maintenance and service agreements with other Deutsche Telekom Group companies.

Expenses under rental agreements concern rented office space. Rental expense in 2001 totaled some EUR 9.9 million.

The minimum obligations flowing from rental and lease agreements with remaining terms of more than one year as of December 31, 2001 were as follows:

Year	thousands of €
2002	6,937
2003	1,877
2004	1,643
2005	1,586
2006	1,412
After 2006	3,185
Minimum rental and lease payments committed	**16,640**

Contingent liabilities arise from the purchase agreements already concluded for three companies: daybyday, Interactive Media and Bild.T-Online.de. In the case of Interactive Media and Bild.T-Online.de, consummation of the purchase is subject to approval by the German antitrust authorities. In addition, T-Online has an obligation under company law to provide a certain level of additional financing if it is required.

T-Online is party to a number of legal disputes on competition issues and other legal actions. Costs of litigation and any anticipated losses from cases decided to T-Online's detriment have been covered by litigation accruals. The Board of Management does not believe that any additional costs will have a material adverse effect on the net worth, financial position or results of T-Online.

(29) Compensation of members of the Board of Management and Supervisory Board.

According to Art. 16 of the Articles of Incorporation, members of the T-Online Supervisory Board receive annual remuneration, payable after the financial year-end, of EUR 10,000 over and above the reimbursement of their expenses. The chairman of the Supervisory Board receives EUR 20,000 and the deputy chairman EUR 15,000. Any members of the Supervisory Board who did not hold office for the full duration of the year receive one twelfth of a year's compensation for each month or part-month in which they were members. In addition, members of the Supervisory Board receive an attendance award of EUR 200 for each plenary or committee meeting in which they have participated. The value-added tax payable on both compensation and expenses is refunded by the Company.

In 2001, the Supervisory Board of T-Online received attendance awards and other expense reimbursements totaling EUR 75.2 thousand.

Provided that the 2001 financial statements of T-Online are adopted in their current form, the total compensation of the Board of Management will amount to EUR 2,284,463.59. In the reporting year, a total of 276,183 T-Online stock options were granted to the Board of Management in the 2001 stock option plan.

In line with the requirements of the Neuer Markt Rules and Regulations, T-Online has also reconciled its annual financial statements and consolidated financial statements as prepared in compliance with German commercial law to U.S. generally accepted accounting principles (GAAP). In addition to the adjustments in the consolidated balance sheet and statement of income already made to reflect U.S. GAAP, further adjustments are made in the reconciliation to deal with those cases in which U.S.-GAAP disclosures are not permissible under German accounting rules (also referred to for simplicity as "German GAAP").

(30) Significant differences between German statutory accounting rules ("German GAAP") and U.S. GAAP.

(a) Intangible assets.

After the foundation of T-Online's predecessor company, it acquired from Deutsche Telekom the customer base and T-Online know-how at its then current fair value of EUR 122,710 thousand in accordance with German commercial law. According to U.S. GAAP these asset transfers would have taken place at their carrying amount of zero on the balance sheet of Deutsche Telekom AG. T-Online carried these intangible assets at a book value of EUR 29,920 thousand as of December 31, 2001 (prior year-end: EUR 45,384 thousand).

(b) Capitalization of software costs.

In U.S. GAAP, Statement of Position (SOP) 98-1 (Accounting for the Costs of Computer Software Developed or Obtained for Internal Use) came into operation in the 1999 financial year. In contrast to German GAAP, SOP 98-1 requires certain internal and external expenses incurred during the development of software for internal use to be capitalized and amortized over its anticipated useful life.

(c) Group companies.

Ya.com.

Under contracts concluded on September 1/3, 2000, T-Online reached agreement with Jazztel, Jazztel Spain, Jiffers and additional shareholders of YACOM INTERNET FACTORY S.A. ("Ya.com") to acquire 100 percent of the stock of that company, 79.8 percent being paid for by non-cash contributions to Ya.com shareholders and the remaining 20.2 percent by payments to Jazztel and Jazztel Spain. In connection with the acquisition, T-Online raised its capital stock by issuing 15.3 million new shares which were transferred to the trustee for the stock swap, Dresdner Bank AG, Frankfurt. 10.6 million of those shares were issued to the previous shareholders of Ya.com, and a further 505 thousand shares to Ya.com employees.

An additional 1.2 million shares were kept on deposit in anticipation of a call-and-put option granted to one of Ya.com's shareholders being exercised within the specified period. T-Online assumed that this shareholder would exercise the option before the deadline, during the course of 2001, and therefore took into account the fair value of the stock involved when ascertaining the acquisition cost of the Ya.com equity investment. The shareholder did exercise the option in 2001, so this did not give rise to any further accounting changes.

The remaining T-Online stock, earmarked for issuance to Ya.com employees, will be retained by the stock swap trustee until such time as certain contractual requirements have been fulfilled. Those shares to which entitlement is conditional upon the recipient remaining in the company's employment subsequent to the closing of the agreement have been recorded at their value on the date of the agreement, and are posted as deferred compensation.

Total deferred compensation in connection with this acquisition comes to EUR 46.9 million, EUR 15.6 million of which was booked as personnel costs in the 2001 financial year. The target-related share entitlements will not be valued until it can be assumed probable that the targets will be attained. The portion of the net assets of Ya.com (following a purchase price allocation) in excess of the fair-value purchase price established has been treated as goodwill on a pro rata basis. The goodwill amortization for the year assumes an estimated useful life of seven years.

(d) Deferred income.

In contrast to the German accounting rules as applied in financial years 1997, 1998 and 1999 when income from one time charges to T-Online customers was recognized in full in the year we received payment, Staff Accounting Bulletin SAB 101 in U.S. GAAP requires the income to be spread over an anticipated average customer retention period, which T-Online has empirically established to be seven years. This treatment has been applied since the 2000 financial year.

(e) Unrealized gains and losses on securities.

Under German GAAP, securities and other investment holdings not valued by the equity method are generally carried at their historical cost of acquisition. Under U.S. GAAP, such securities and investments are divided into three categories: Trading, available for sale, and held to maturity. Trading or available-for-sale securities and investments are reported at their fair value on the balance sheet date, while those in the held-to-maturity category are reported at historical cost. Unrealized gains and losses on trading securities are posted to the statement of income, while those arising for available-for-sale securities and investments, net of income taxes, are added to or offset against shareholders' equity.

(f) IPO costs.

The outside costs incurred in 2000 for T-Online's initial public offering were directly expensed and reported on the income statement. According to U.S. GAAP, certain costs directly attributable to a share offering should be accrued and netted against the proceeds from the issue.

(g) Minority interests.

Under U.S. GAAP, minority interests are not classified as part of the shareholders' equity in the T-Online Group, but appear as a separate item between shareholders' equity and debt.

(h) Other differences.

Other differences comprise various minor adjustments such as reversals of accruals.

(i) Income taxes.

German legal requirements and U.S. GAAP differ in the following respects in their treatment of income taxes:

- Under German rules, deferred taxes are not recognized for temporary differences which are "quasi-permanent", i.e. not expected to reverse in the foreseeable future. However, U.S. GAAP requires deferred taxes to be reported for all temporary differences.

- In the reconciliation, deferred taxes have been recognized for the income tax effects of valuation differences between German and U.S. GAAP, on the basis of tax law currently in force. Deferred tax assets have also been posted for loss carryforwards.

Deferred tax assets are written down if the Board of Management considers it unlikely that they will be realized.

(j) Earnings per share.

The notes section containing the summary of accounting policies provides details on how earnings per share are calculated. There are no potentially dilutive T-Online shares as defined in SFAS 128 (Earnings per Share). Thus there are no differences between actual and diluted earnings per share for the periods under review.

Reconciliation of net income/loss as reported under German GAAP to U.S. GAAP:

	Note	2001 thousands of €	2000 thousands of €
Group net loss as reported under German GAAP		**(796,847)**	**(389,719)**
Adjustments to conform with U.S. GAAP			
Intangible assets	(a)	15,465	15,465
Capitalization of software costs	(b)	20,284	2,674
Acquisition of Ya.com stake	(c)	(25,124)	(6,598)
Deferred income	(d)	516	(1,860)
IPO costs	(f)	-	146,398
Other differences	(h)	15,714	2,028
		26,855	**158,107**
Income taxes	(i)		
Application of SFAS 109		178,364	(31,640)
Tax effect of U.S. GAAP adjustments		(25,657)	492
Tax effect of tax rate change		-	(10,508)
		152,707	**(41,656)**
Group net loss in accordance with U.S. GAAP		**(617,285)**	**(273,268)**
Earnings per share in accordance with U.S. GAAP	(j)	(0.50)	(0.22)

Reconciliation of shareholders' equity as reported under German GAAP to U.S. GAAP.

	Note	2001 thousands of €	2000 thousands of €
Shareholders' equity as reported under German GAAP		**5,814,006**	**6,596,425**
Adjustments to conform with U.S. GAAP			
Intangible assets	(a)	(29,920)	(45,384)
Capitalization of software costs	(b)	24,587	3,678
Acquisition of Ya.com stake	(c)	48,922	76,002
Deferred income	(d)	(1,344)	(1,860)
IPO costs	(f)	-	-
Minority interests	(g)	(3,719)	(1,520)
Other differences	(e) (h)	17,277	2,182
		55,803	33,098
Income taxes	(i)		
Application of SFAS 109		193,037	(12,209)
Tax effect of U.S. GAAP adjustments		(9,520)	53,832
Tax effect of tax rate change		-	(10,508)
Total income taxes		183,517	31,115
Shareholders' equity in accordance with U.S. GAAP		**6,053,326**	**6,660,638**

Changes in shareholders' equity according to U.S. GAAP:

	2001 thousands of €	2000 thousands of €
Shareholders' equity on January 1	**6,660,638**	**21,388**
Additional paid-in capital		-
Group net loss in accordance with U.S. GAAP	(617,285)	(273,268)
Other comprehensive income	-	-
Capital increases	-	-
from cash contributions	-	970,000
from the IPO	-	3,080,180
from non-cash contributions	-	2,898,509
Other changes in shareholders' equity	9,973	(36,171)
Shareholders' equity on December 31	**6,053,326**	**6,660,638**

(31) Additional disclosures on the financial statements, in accordance with U.S. GAAP.

(a) Deferred tax assets and liabilities arising from temporary differences are as follows:

	Dec. 31, 2001 thousands of €	Dec. 31, 2000 thousands of €
Deferred tax assets in accordance with U.S. GAAP		
Non current deferred tax assets		
Loss carry forwards	247,848	31,558
Intangible assets: Customer base I	11,669	32,384
Other	853	725
Deferred tax assets in accordance with U.S. GAAP	260,370	64,667
Deferred tax liabilities in accordance with U.S. GAAP		
Current deferred tax liabilities		
Accruals	(4,554)	(598)
Non current deferred tax liabilities	-	-
Capitalization of software costs	(9,495)	(1,156)
Other	(7,993)	(240)
Deferred tax liabilities in accordance with U.S. GAAP	(22,042)	(1,994)
Valuation allowance on deferred tax assets	(54,811)	(31,558)
Net deferred tax assets in accordance with U.S. GAAP	**183,517**	**31,115**

For purposes of reporting according to U.S. GAAP, the Company's taxes applying to the 1998 and 1999 financial years have been recalculated as if it had not formed part of an integrated fiscal unit. Taxes on income were calculated on the following assumptions:

- When calculating income taxes to comply with U.S. GAAP, country-specific tax rates between 20 and 39 percent were assumed. The most significant differences between German and American accounting principles apply to the revaluation of the intangible assets acquired from Deutsche Telekom AG and the inclusion of tax loss carryforwards. The latter are included because the management judges that, on the basis of current calculations, this tax advantage will be balanced out within a period of two to three years.

- Under the tax calculations for 1999 which disregard T-Online's status as part of an integrated fiscal unit, T-Online has netted taxable income from the periods prior to 1999 against the losses incurred in that year. Because these losses were assigned to Deutsche Telekom AG, they are no longer available for netting against future taxable earnings, and therefore were not recognized as deferred tax assets as of December 31, 1999.

(b) Segment information in accordance with SFAS 131.

The U.S. Financial Accounting Standards Board issued SFAS 131 (Disclosures about Segments of an Enterprise and Related Information) in June 1997. This requires companies to disclose information on their operational segments in accordance with their internal management reporting structures.

Within the meaning of SFAS 131, T-Online has only one operational segment. Nevertheless, reports have to be made on revenues from its operations as an Internet service provider (ISP) and on advertising income. Note 1 to the consolidated financial statements contains this information.

(c) Other disclosures.

In June 1998, accounting standard SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) was released, to be adopted from January 1, 2001. The standard requires derivative instruments to be carried at their fair values in financial statements unless they have been acquired for hedging purposes and deployed solely for those purposes. This means that a reporting company must provide evidence of the hedging connection. T-Online does not currently use any instruments that would require disclosure under SFAS 133, and does not therefore expect the application of the standard to have any substantial impact on the consolidated financial statements.

(d) Key relationships with Group companies.

T-Online maintains close cooperation with the Deutsche Telekom Group companies, governed by numerous contractual agreements. In line with the Group's general business principles, all such business is treated as if it were being conducted with parties outside the Group, on appropriate terms reflecting market conditions.

Relationship with Deutsche Telekom.

T-InterConnect agreement.

In the normal course of its operations, T-Online makes considerable use of the services provided by its parent company. The T-InterConnect agreement with Deutsche Telekom AG under which these transactions are conducted covers the provision of T-Online's Internet platform, its "Classic" platform, use of the Internet backbone and rental of Deutsche Telekom dial-in nodes by T-Online (together forming the "OnlineConnect solution"). Deutsche Telekom's charges for these services are subject to regulation because they class as fixed-line telecommunications services. T-Online's payment to Deutsche Telekom for narrowband-access network services comprises a wholesale flat rate based on the number of parallel sessions required, plus a fee for line use by the minute. The price of a connection per hour and the price per megabyte transferred depends on overall usage volume, and can be adjusted annually to adapt to changing market conditions. In the year under review, the total amount T-Online paid Deutsche Telekom under the terms of this agreement was EUR 576.9 million (2000: EUR 433.4 million). The agreement was concluded in October 1999 for an indefinite period. It can be terminated by either party on three months' written notice at the end of any year from December 31, 2002 onward.

License agreement on the use of the "T" brand.

Deutsche Telekom has granted T-Online a nonexclusive license to use the "T" brand, the corporate colors, other related brands and domain names. Deutsche Telekom has authorized T-Online to grant its subsidiaries sublicenses to these brands, on the condition that T-Online hold at least 75.1 percent of the equity in the subsidiaries concerned, and that they declare their willingness to adhere both to the rules laid down in T-Online's license agreement and to other corporate identity guidelines.

The license agreement was concluded on January 1, 2000 for an indefinite period. Deutsche Telekom is entitled to terminate if it has good cause, examples of which might include a reduction in its equity interest in T-Online to less than 51 percent, the acquisition of more than 24.9 percent of T-Online's equity by a competitor of Deutsche Telekom or T-Online, or a breach by T-Online of a key obligation under the agreement. Subsequent to December 31, 2014, Deutsche Telekom may terminate the agreement without reason on twelve months' notice. T-Online's entitlement to terminate begins on December 31, 2009, also on twelve months' notice.

The terms of the license agreement were amended effective December 1, 2000. The license fee was set at 1 percent of the revenues of T-Online AG, up to a maximum of EUR 25.6 million. The fee paid by T-Online in 2001 was EUR 10.0 million (2000: EUR 25.6 million). T-Online has given a contractual undertaking to spend an annual sum of at least EUR 5.1 million (net) on marketing related to the licensed brands.

Cooperation agreement on marketing and customer canvassing.

Effective January 1, 2001, T-Online and Deutsche Telekom concluded an agreement on the non exclusive marketing of the T-Online service. "Supplementary Agreement 01" to this agreement took effect simultaneously. Deutsche Telekom undertakes to carry out active marketing and advertising for the "T-Online" service, associated products and T-Online International AG as the service provider and product supplier, to effectively promote T-Online's sales.

In return, T-Online will pay Deutsche Telekom a commission for every new customer it has demonstrably canvassed for the T-Online service. The commission varies according to the class of subscriber rate or product a new customer chooses. Deutsche Telekom's key accounts marketing structure will engage the services of its own marketing associates to market T-Online also. These include both store-based retailers with their own outlets independent of Telekom and telecommunications distributors, in both cases targeting business customers.

The agreement can be terminated on three months' notice at the end of any quarter from December 31, 2001 onward. This provision is without prejudice to either party's right to terminate with good cause at the end of any month on one month's notice by registered letter.

During the reporting year, T-Online paid a total of EUR 5.5 million to Deutsche Telekom to cover new customer relationships established under the terms of this agreement.

Billing and receivables management.

Effective January 1, 2001, T-Online entered into a one-year agreement with Deutsche Telekom covering billing and receivables management services.

T-Online supplies Deutsche Telekom with data on the services it has provided to Deutsche Telekom customers. Deutsche Telekom then itemizes these services separately on the regular bills it sends out to its own customers, collecting the amount due on T-Online's behalf. In addition, Deutsche Telekom manages the bulk of the customer record-keeping for T-Online and collects debts on its behalf.

Deutsche Telekom settles up the amount of the receipts from customers due to T-Online on a monthly basis.

For services rendered under the terms of this agreement, T-Online paid Deutsche Telekom the sum of EUR 36.0 million in the year under review.

The agreement was superseded by the receivables purchase agreement described below with effect from December 10, 2001.

Intercompany receivables purchase agreement.

T-Online entered into an intercompany receivables purchase agreement with Deutsche Telekom effective December 10, 2001. Under the terms of the agreement, T-Online irrevocably sells and assigns to Deutsche Telekom all present and future receivables arising for T-Online from the use of its services or purchase of its products in the conduct of its normal business operations, together with the collateral associated with those receivables.

In the event of any receivable or item of associated collateral not being transferred to Deutsche Telekom as required by the agreement, T-Online undertakes to institute whatever measures are required as swiftly as possible and at its own expense to effect the transfer.

T-Online provides the usual assurances and guarantees for transactions of this type, not only to Deutsche Telekom but also, via a true agreement in favor of a potential outside party, to the "Purchasing Company", as follows:

The work processes pertinent to the implementation of the agreement and a description of the data to be exchanged between T-Online and Deutsche Telekom are specified in a schedule to the agreement. This contains details regarding T-Online's supply of billing information to Deutsche Telekom, how customers are billed by Telekom, procedures for reporting errors, Telekom's management of payment collection and of debts outstanding, and settlement procedures for the purchase price payable to T-Online.

The purchase price payable by Deutsche Telekom to T-Online for the receivables transferred is based on the net cash value of the services and transactions as shown in the data T-Online provides to Deutsche Telekom for billing purposes in a particular billing month, and as accepted for further processing by Deutsche Telekom. Deutsche Telekom makes a deduction of 0.5 percent from the net cash value to cover credit risk, and a further discount for the savings in billing and collection costs it has generated.

The purchase price of the receivables for a particular billing month falls due once T-Online has supplied the last set of data on the services provided and transactions conducted for that month.

Deutsche Telekom pays the amount thus established immediately following receipt of the delivery note with the services/product data, using the number of bills issued to customers in the prior month as a best estimate of the number needing to be issued in the current month. Payment is effected via internal Group accounts.

Portal advertising agreement.

On its home page, T-Online provides links to the home page of Deutsche Telekom. Since the start of 2000, Deutsche Telekom has paid T-Online an annual fee of EUR 11.20 per unique visitor recorded at the T-Online portal by MMXI Europe in the preceding November. The portal advertising agreement has been concluded for an indefinite period. Deutsche Telekom is entitled to terminate the agreement if it has good cause, and it also has a regular right of termination from December 31, 2014 onward, on twelve months' notice. In 2001, Deutsche Telekom paid T-Online a fee of EUR 66 million under the terms of this agreement.

Shopping portal.

T-Online entered into an agreement with Deutsche Telekom on October 1, 2000 covering the integration of the Deutsche Telekom Web sites into its Shopping portal as "favorites" in the "music, video, entertainment" category.

T-Online receives a monthly flat fee of EUR 3,068 for integrating the Deutsche Telekom site.

The agreement is for an indefinite period, and can be terminated at the end of any quarter on six weeks' notice. T-Online did not exercise its termination rights in the reporting year, as it continues to derive economic benefit from the agreement.

In addition, Deutsche Telekom is the exclusive e-commerce supplier of telecommunications services on T-Online's Shopping portal. The annual commission payable by Deutsche Telekom is EUR 2 per page impression for the first 2.5 million visits it receives via the T-Online Shopping portal, and EUR 1 per page impression thereafter. However, there is also a minimum commission of EUR 5.1 million.

T-Online received a total commission of EUR 5.1 million in the 2001 financial year.

E-commerce distribution agreement.

T-Online and Deutsche Telekom have entered into an e-commerce distribution agreement which took effect on October 1, 2001, supplemented by a side agreement. The distribution agreement governs T-Online's rights to act as an agent in establishing contractual relationships with end users for the supply of certain Telekom products and services. These rights fundamentally apply only to marketing via the Internet; however, T-Online is also permitted to approach its own regular subscribers using mail shots, e-mailings or call centers.

- The agreement pledges T-Online to promote Deutsche Telekom services and products as part of its Web site presentation. This may take the form of editorial pieces posted in consultation with Deutsche Telekom, or of a frame-in-frame solution in direct collaboration with Telekom. Interested T-Online site visitors may be led to these offerings via links to URL Internet addresses defined by Deutsche Telekom. T-Online will be informed of the target URLs in writing at the time the Internet advertising or promotional material is released. Any use for other purposes without Telekom's express permission is prohibited. Deutsche Telekom must inform T-Online of any changes in writing and without delay.

- T-Online has the right to act as an agent in establishing contractual relationships with new users for certain Deutsche Telekom services and products. The product groups covered are: T-ISDN, T-DSL, optional and specialized charging rates, Business Call 300, Business Online and terminal equipment. T-Online is not authorized to collect payments or to transact business on Deutsche Telekom's behalf.

- T-Online is obliged to provide proper information to end users, and to play an active part in customer canvassing. It should provide prospective customers with sufficiently comprehensive information to ensure smooth processing of their orders until the products or services are delivered by Deutsche Telekom.

- Deutsche Telekom undertakes to provide T-Online with the information it needs to pass on prospective customers to Telekom's electronic order acceptance system at the Web site www.telekom.de, including product and service descriptions, brochures and (when available) electronic media.

T-Online earns a commission whenever it has led a prospective customer via its Internet offerings to Deutsche Telekom's online ordering system on the Web and that customer subsequently enters into a legally binding contract to acquire any product or service covered by the e-commerce distribution agreement. The level of that commission is determined by a side agreement.

During the reporting year 2001, Deutsche Telekom paid T-Online a total of EUR 0.2 million under the terms of the e-commerce distribution agreement and its side agreement on commissions.

Cash management.

As of December 31, 2001, T-Online invested fixed-term deposits with Deutsche Telekom totaling EUR 3,263 million. The arrangements provide that these deposits earn a return equivalent to the best obtainable on the open market. The funds involved are reported in the financial statements prepared in accordance with German GAAP as receivables from Deutsche Telekom AG. Some of these receivables have been invested by Deutsche Telekom in fixed-term deposits with three months or less to maturity, and hence are reported as cash equivalents in the consolidated statement of cash flows. U.S. GAAP also treats these funds as cash equivalents.

Relationships with other companies in the Deutsche Telekom Group.

Housing of servers and network operating services.

T-Systems CSM GmbH performs services for T-Online, which include providing space to house T-Online servers, data security and data storage services, supplementary services such as consultancy on data security and other issues, and technical support. Under the terms of an agreement between the companies, T-Online paid T-Systems CSM a total of EUR 10.7 million in 2001 (2000: EUR 3.9 million).

Project agreements with T-Nova Deutsche Telekom Systemlösungen GmbH ("T-Nova").

On the basis of a master agreement with Deutsche Telekom dated June 30, 1999, T-Nova provides consultancy and support services for Deutsche Telekom and its Group companies. Specific services can be commissioned by separate agreements governed by the master agreement. The specific agreements describe the particular project involved and its components. T-Online is negotiating a master agreement of its own with T-Nova to cover software development services and related consultancy and support. T-Nova submits detailed offers to T-Online for specific services on request, within the framework of its existing master agreement with Deutsche Telekom. The fees paid for services arranged under project agreements between T-Online and T-Nova (subsidiary to the master agreement) came to EUR 25.3 million in 2001 (2000: EUR 12.0 million).

Cooperation agreement on customer canvassing with Deutsche Telekom Mobilnet GmbH ("T-Mobil").

T-Online has concluded a cooperation agreement with T-Mobil on mutual customer canvassing. One of the aspects covered is the nonexclusive marketing of T-Online's service by T-Mobil. The agreement came into effect July 1, 2000 for an initial period through December 31 of that year, and is automatically renewed for twelve months at a time if it is not terminated on four months' notice before the end of its minimum duration. There are two supplementary agreements, both in force for the same term. These cover marketing via T-Mobil's own distribution partners, and the marketing of different customer charge rates. The sum of EUR 2.8 million was paid to T-Mobil for the reporting year.

Advertising agreements with Deutsche Telekom Medien GmbH ("DeTeMedien").

In the year under review, T-Online provided DeTeMedien with links on its Web site to the latter's directory publications Das Telefonbuch and Gelbe Seiten, in the form of a cross-marketing transaction valued at EUR 15.3 million. In return, DeTeMedien provides T-Online with advertising space on the cover of these directories. The agreement expires on September 1, 2002.

Real estate rental agreement with Deutsche Telekom Immobilien und Service GmbH ("DeTe Immobilien").

T-Online rents office space from DeTe Immobilien. The annual rental charges and future minimum rental payments are detailed in Note 28. The amount payable to DeTe Immobilien as of December 31, 2001 was EUR 6.3 million.

(e) Comprehensive Income.

Comprehensive income, as defined in SFAS 130, covers certain changes to shareholders' equity not affecting net income and not related to capital paid in by, dividends distributed to or other transactions with shareholders. In T-Online's case, comprehensive income is identical to the Group net loss.

(f) Subsequent events.

No events subject to disclosure requirements occurred after the balance sheet date.

Darmstadt, February 22, 2002

T-Online International AG
Board of Management

Thomas Holtrop

Veronika Altmeyer

Rainer Beaujean

Burkhard Graßmann

Andreas Kindt

"We have audited the consolidated financial statements consisting of the consolidated statement of income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of shareholder's equity, and the notes to the consolidated financial statements, and the combined Management Report of T-Online International AG and the T-Online Group for the financial year from January 1 to December 31, 2001. The Preparation of the consolidated financial statements and the group management report in accordance with German commercial law are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the combined management report for the Company and the Group provides a suitable understanding of the Group's position and suitably presents the risks of future development."

Frankfurt am Main, February 26, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

	ppa.
(Laue)	**(ppa. Nebe)**
Wirtschaftsprüfer	Wirtschaftsprüfer

Thomas Holtrop

Chief Executive Officer (CEO) since 1.1.2001

Member of the Supervisory Boards of the following subsidiaries and associated companies:

- T-Motion plc., London (Board of Directors) (since 12.2.2001)
- T-Online France SAS (Board of Directors) (since 13.4.2001)
- Club Internet SAS, Chairman (since 13.4.2001)
- YACOM INTERNET FACTORY S.A.U., Chairman (Board of Directors) (since 3.5.2001)
- T-Venture Telekom Funds Beteiligungs-GmbH, (Investments Committee) (since 15.11.2001)

Rainer Beaujean

Chief Financial Officer (CFO) since 1.10.2000

Member of the Supervisory Boards of the following subsidiaries and associated companies:

- Club Internet SAS, Paris (since 29.12.2000)
- T-Venture Telekom Funds Beteiligungs-GmbH, (Investments Committee) (since 15.11.2001)
- T-Online France, Paris (from 15.12.2000 to 28.12.2001)

Eric Danke

Chief Technical Officer (CTO) from 30.12.1999 to 31.12.2001

Member of the Supervisory Boards of the following subsidiaries and associated companies:

- T-Online.ch AG, Zurich, (Board of Directors) (from 10.8.2000 to 23.8.2001)

Andreas Kindt

Chief Technical Officer (CTO) since 1.1.2002

Member of the Supervisory Boards of the following subsidiaries and associated companies:

- No offices held

Burkhard Graßmann

Chief Marketing Officer (CMO) since 1.10.2000

Member of the Supervisory Boards of the following subsidiaries and associated companies:

- comdirect bank AG (since 19.12.2000)
- T-Online France SAS (Board of Directors) (until 13.4.2001)
- Club Internet SAS (until 13.4.2001)
- YACOM INTERNET FACTORY S.A.U. (Board of Directors) (until 3.5.2001)
- Star Mobility GmbH (Shareholders' Committee)

Veronika Altmeyer

Chief Human Resources Officer (CHR) since 1.12.2000

Membership of other Supervisory Boards:

- Vereinigte Postversicherung, Stuttgart
- T-Online.at Internet Service GmbH, Vienna, Austria (Advisory Board)

The Supervisory Board of T-Online International AG.
Members representing shareholders.

Dr. Ron Sommer

Chairman (since 25.2.2000)
Chairman of the Board of Management, Deutsche Telekom AG, Bonn, responsible for Group Communications, Competition Policy and Regulatory Affairs

Membership of other Supervisory Boards:

- T-Mobile International AG, Bonn, Chairman (since March 2000)
- Münchener Rückversicherungs-Gesellschaft AG, Munich (since November 1998)

Detlev Buchal

Deputy Chairman (from 16.11.1998 to October 2001)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Product Marketing until 30.4.2001

Membership of other Supervisory Boards:

- DeTeMedien, Deutsche Telekom Medien GmbH, Frankfurt am Main, Chairman (since June 1996)
- DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn (from 1996 to August 2001)
- MATÁV Hungarian Telecommunications Co. Ltd., Budapest, Hungary (since October 2000)
- SIRIS S.A.S., Paris (from 2000 to April 2001)
- TEGARON Telematics GmbH, Bonn, Chairman (from September 1999 to September 2001)
- T-Motion plc., London, U.K. (from 2000 to January 2001)
- T-Nova Deutsche Telekom Innovationsgesellschaft mbH, Bonn (from June 1999 to April 2001)
- T-Systems International GmbH, Frankfurt am Main (from 2001 to September 2001)
- T-Telematik Venture Holding GmbH, Bonn (since September 2000)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since January 2000)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since January 2000)

Kai-Uwe Ricke

Deputy Chairman since October 2001
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for T-Mobile and T-Online since 1.5.2001

Membership of other Supervisory Boards:

- BEN Nederland Holdings B.V., Amsterdam, Netherlands (from 2000 to October 2001)
- DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn, Chairman (since March 2000)
- One 2 One Personnel Communications Limited, Borehamwood, U.K. (Board of Directors) (since October 1999)
- One 2 One Partnership, Borehamwood, U.K. (Board of Directors) (since October 1999)
- T-Motion plc., London, U.K., Chairman (since March 2000)
- Max.mobil. Telekommunikation Service GmbH, Vienna, Austria, Chairman (since 2000, member since 1998)
- VoiceStream Wireless Corporation, Bellevue, WA, U.S.A. (Board of Directors) (since May 2001)

Josef Brauner

(since 25.2.2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for T-Com and T-Systems

Membership of other Supervisory Boards:

- Detecon GmbH, Bonn, Chairman (since May 1999)
- Detecon Consulting GmbH, Frankfurt, Chairman (since August 2001)
- DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn (since March 2000)
- DeTeSystem Deutsche Telekom Systemlösungen GmbH, Frankfurt am Main, Chairman (from 1999 to March 2001)
- Deutsche Telekom Computer Service Management GmbH (DeTeCSM), Darmstadt (from 1999 to April 2001)
- TEGARON Telematics GmbH, Bonn, Advisory Board (since September 2001)
- T-Systems International GmbH, Frankfurt am Main, Chairman (since March 2001)
- T-Systems IST, Leinfelden-Echterdingen, Chairman (since December 2000)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (from 1998 to 2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (from 1998 to 2001)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (from 1999 to 2001)

Jeffrey A. Hedberg

(since 25.2.2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Finance and Controlling

Membership of other Supervisory Boards:

- Deutsche Telekom Asia Pte. Ltd., Singapore (since January 2000)
- Deutsche Telekom Inc., New York, NY, U.S.A., Chairman (since November 2001)
- One 2 One Personnel Communications Ltd., Borehamwood, U.K. (Board of Directors) (since October 1999)
- One 2 One Partnership, Borehamwood, U.K. (Board of Directors) (since October 1999)
- T-Mobile International AG, Bonn (since March 2000)
- TRI Technology Resources Industries Berhad, Kuala Lumpur, Malaysia (from 1999 to November 2001)
- T-Systems International GmbH, Frankfurt am Main (since January 2001)
- T-Systems USA, Inc., New York, NY, U.S.A., Chairman (since February 2000)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (since September 2001)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since October 2001)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since October 2001)
- VoiceStream Wireless Corporation, Bellevue, WA, U.S.A. (Board of Directors) (since May 2001)

Dr. Karl-Gerhard Eick

(since 25.2.2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for the International division

Membership of other Supervisory Boards:

- GMG Generalmietgesellschaft mbH, Münster (since January 2000)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main, Chairman (since May 2001)
- T-Mobile International AG, Bonn (since March 2000)
- TRI Technology Resources Industries Berhard, Kuala Lumpur, Malaysia (from 2000 to November 2001)
- T-Systems International GmbH, Frankfurt am Main (since January 2001)
- T-Telematik Venture Holding GmbH (T-Venture), Bonn (since January 2000)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (since January 2000)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (since January 2000)
- Visay-Tech Inc. Manila, Philippines (from 2000 to 2001)
- VoiceStream Wireless Corporation, Bellevue, WA, U.S.A. (Board of Directors) (since May 2001)
- Dresdner Bank Luxembourg S.A., (Board of Directors) (since January 2001)

Dr. Norbert Käsbeck

(since 1.8.2000)

Member of the Board of Management of Commerzbank AG, Frankfurt

Membership of other Supervisory Boards:

- Hugo Boss AG, Metzingen
- EURO Kartensysteme EUROCARD und eurocheque GmbH, Frankfurt
- Friatec AG, Mannheim, Deputy Chairman
- HAWESKO Holding AG, Hamburg
- MAN AG, Munich
- Salamander AG, Kornwestheim
- SÜBA Bau AG, Mannheim

Arnaud Lagardère

(since 13.6.2000)

Co-CEO of Groupe Lagardère

Membership of other Supervisory Boards:

- Lagardère Active, Chairman (since 2001)
- Lagardère Images, Chairman (since 2001)
- Lagardère Thématiques, Chairman (since 2001)
- Lagardère Media, Chairman (since 1999)
- Europe 1 Communication (became Lagardère Active Broadcast in 2000), Chairman (since 1999)
- Europe Régies (became Lagardère Active Publicité in 2000), Chairman (since 1999)
- Lagardère SCA, General Partner and Co-Chief Executive Officer (since 1998)

Dr. Eberhard Rolle

(since 13.6.2000)

Ministerial Director, German Federal Ministry of Finance, Berlin

Membership of other Supervisory Boards:

- T-Mobile International AG, Bonn (since March 2000)
- TLG Treuhand Liegenschaftsgesellschaft mbH (TLG), Berlin, Deputy Chairman
- Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BvS), Berlin (Administrative Board)
- Board of Patrons of the Museum Foundation for Post and Telecommunications (MusStift), Deputy Chairman (since 1.2.2000)

Viola Jackson

(since 13.9.2000)

T-Online International AG, Darmstadt, Member of the General Staff Council

Membership of other Supervisory Boards:

- No offices held

Reinhard Hoch

(since 20.3.2000)

Vereinte Dienstleistungsgewerkschaft (ver.di)

(United Services Sector trades union)

Membership of other Supervisory Boards:

- No offices held

Karl-Heinz Häuser

(since 20.3.2000)

Vereinte Dienstleistungsgewerkschaft (ver.di)

(United Services Sector trades union)

Membership of other Supervisory Boards:

- PSD Bank Frankfurt (since May 2001)

Dieter Gallus

(from 16.11.1998 to 31.1.2002)

T-Online International AG, Darmstadt, General Staff Council

Membership of other Supervisory Boards:

- No offices held

Further disclosures.

Information on the stock option rights of board members and employees, pursuant to Sec. 160 (1) 2 & 5 of the German Stock Corporations Act (AktG).

At the Extraordinary Shareholders' Meeting of T-Online International AG held in advance of the initial public offering in spring 2000, approval was granted to launch the 2000 stock option plan for specialists and top managers in the Company. After the expiry of a lock-up period, the options issued under this plan can be exercised if two performance targets are met, one absolute and one relative. The absolute target requires a 40-percent rise in the price of T-Online stock relative to a predetermined base price; the relative target requires that the stock outperform the Dow Jones Euro Stoxx Telecom© share index by 20 percent. As of December 31, 2001, members of both the Board of Management and the Supervisory Board held stock in T-Online International AG and also options to purchase such stock, as detailed here, beginning with the Board of Management. Ms. Altmeyer held 1,000 shares and 35,445 options, Mr. Beaujean held 550 shares and 35,445 options, Mr. Danke 1,085 shares and 42,148 options, Mr. Graßmann 1,050 shares and 52,820 options, Mr. Holtrop 2,500 shares and 141,780 options, and finally Mr. Kindt held 550 shares and no options. Also as of December 31, 2001, Supervisory Board members Dr. Sommer, Dr. Eick, Mr. Hedberg and Mr. Ricke each held 2,000 shares, while Mr. Gallus held 400 and Ms. Jackson 50. Dr. Käsbeck, Mr. Häuser, Mr. Hoch, Dr. Rolle, Mr. Brauner and Mr. Lagardère did not hold any shares in T-Online. None of the Supervisory Board members held any options to T-Online stock as of December 31, 2001. Especially in light of the high targets on which the right to exercise the options depended and the fact that it had to be directly declared as expense, the 2000 stock option plan proved uncompetitive. For these reasons, the new 2001 stock option plan was designed as a premium-priced plan, which has the double benefit of providing attractive compensation to our employees and executive management while at the same time allowing us to report the stock options without affecting the income statement. The essential difference between the 2000 and 2001 plans is that the latter no longer includes the requirement for T-Online's stock to outperform the Dow Jones Euro Stoxx Telekom© index, nor the absolute performance target. The premium built into the new plan is 25 percent, and the options will be issued over a five-year period. Options will be valid for ten years from their date of issue. After a two-year lock-up period, holders will be entitled to exercise a maximum of 50 percent of the options acquired on a given date, and the lock-up period for the remaining 50 percent is three years. The first tranche of options in the 2001 stock option plan was issued on August 13, 2001.

Index.

Glossary.

The following explanatory notes are not intended as technical definitions but are meant to assist the reader in general in comprehending some of the terms used in this Report.

Access
Access refers to access to the Internet.

ADSL—Asymmetrical Digital Subscriber Line
Technology for high-speed transmission - at 16 kbit/s to 640 kbit/s (upstream) and up to 8 Mbit/s (downstream) - via a standard copper twin wire, in the local loop and over a distance of approximately three kilometers.

ATM—Asynchronous Transfer Mode
Internationally standardized technology for broadband data transmission that provides flexible transmission rates of up to 622 Mbit/s. Deutsche Telekom's ATM services are offered under the brand name "T-ATM".

ATM Broadcast Services
Deutsche Telekom's ATM services - designed specially for the radio broadcasting industry. The focus is on broadband ATM switched virtual connections with broadcasting-specific interfaces for audio and video transmission.

B2B
Business-to-business: Internet processes that allow companies to transact online with their business associates, be they business customers, suppliers or cooperation partners.

B2C
Business-to-consumer: Internet processes that include e-commerce and online shopping geared to private consumers (as opposed to B2B).

Backbone
The main section, within a supra-regional or global network architecture that connects local sub-networks; backbones are normally very high-speed links (in the Mbit/s and Gbit/s range).

Banner
Ad sections on a Web site.

Broadband services
Service which offers users swift digital transmission rates (in the Mbit/s scale) and/or broadband analog transmission (MHz).

Browser
Computer program for viewing a Web site. The browser enables the user to navigate in the Internet.

Button
Interactive field on a Web site.

Call-by-call selection
Dialing procedure that enables a telephone customer to use the carrier (the long-distance operator) of his or her choice for long-distance and international calls (i.e., the customer can change carriers for each call).

Call center
A company, or department of a company, that offers operator-supported voice services. A large numbers of operators handle inbound calls via a hotline, with outbound calls being part of direct marketing efforts.

Call option
An option granting its holder the right to purchase securities or other tradable items within a defined period or on a defined date at a preagreed price.

Chat
Online conversations with other members in real-time via the Internet. The participants read each other's comments on-screen and can input their own contributions via the keyboard.

Churn rate
The churn rate defines the number of Internet users who give notice and/or switch to another Internet service provider.

Community
This term describes a group of Internet users who are all interested in the same themes.

Computer virus
Program which can enter computer networks in various ways unnoticed by users, and can cause damage to a large number of computers. Worms, Trojan Horses, and the like are all types of virus.

Content
The contents of a Web site, for example text, graphics, or multimedia items.

Cookie
A small file which various Internet servers save to the user's PC and which contains data on software settings and the range of users. They can forward this information to a specific office via the Internet.

CPM
Short for "cost per mille." An advertising term for the price of an online item such as advertising space measured per thousand page impressions.

Dial-up port
Technical device at the network provider's end to dial into the Internet.

Domain
A specific area in the hierarchical structure of name allocated in the Internet and managed by a domain name server. A distinction is made between thematic domains (e.g., ".gov" for government) and country domains (such as ".de" for Germany). Moreover, a difference is made between various different levels (T-Online.de, with ".de" designating the top-level domain and T-Online the second-level domain).

Download
A "download" is a set of files or programs procured through the Internet or another computer network, whereby the data from another computer is copied onto the computer receiving.

DSL
Digital Subscriber Line, a sophisticated technology for high-speed data transmission via copper wires. Also known as "technology for the last mile", since it can be used to transport data from existing networks to the subscriber's premises.

EBITDA
Earnings before interest, taxes, depreciation and amortization.

E-commerce
Electronic commerce

E-mail
Swift and low-cost sending and receipt of electronic post between computer users via mailboxes and data networks. In order to process the e-mails, an e-mail program is necessary that interacts with the respective server.

E-mail account
To use e-mail, an e-mail account has to be opened with a server operated by the respective Internet Service Provider.

Fiber-optic network
Data transmission medium made of high-grade pure quartz glass. Fiber-optic cables possess a higher transmission capacity (at the Gbit/s level) and less signal distortion than copper wire.

GPRS—General Packet Radio Service
A technology allowing higher data transmission rates in GSM networks.

Greenshoe
Reserve for over-subscription to the shares of a joint stock corporation when it goes public. Moreover, in the case of a new issue, the greenshoe involves an additional contingent of shares which amount to a specific percent of the issue and are available in the event of the issue being over-subscribed.

GSM—Global System for Mobile Communications
A pan-European mobile communications standard for the 900-MHz frequency range.

Home page
The document which appears when you click a specific Internet address.

Hosting
The term applies to an ISP which offers its clients memory space on its servers.

Hyperlink
Link to a home page.

Interconnection
Term used for linking networks of different providers, as regulated by the Telecommunications Act.

Internet/intranet
The Internet is a worldwide IP-based computer network that has no central network management. Intranets, on the other hand, are managed IP networks that can be accessed only by specific user groups.

Internet-by-Call—Case-by-case selection of the Internet Service Provider
Internet access without being a subscriber to a specific access provider. The user dials into the Internet through a specific phone number and pays no monthly fees but only for the time used on the line. In many cases use of an Internet-by-Call service does not involve registration.

Internet Service Provider
Service provider offering third parties Internet access.

Instant messaging
An Internet service that automatically lets users know if acquaintances are online simultaneously, and allows them to chat.

Internet roaming
Feature of an Internet Service Providers which enables the client to access the Internet even when outside his/her own network by guest use of the infrastructure of another ISP. Such roaming services enable ISPs active only nationally to grant their clients Internet access on the international stage, too.

IP—Internet protocol
Nonproprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

ISDN—Integrated Services Digital Network
Integrates telecommmunications services such as telephony, fax or data communications within one network. Digitization improves transmission quality and increases the transmission rate compared to traditional, analog transmission systems. Furthermore, ISDN provides packet-switched data transmission.

JupiterMMXI
A joint venture between a number of market research institutes, JupiterMMXI surveys the online usage habits of more than 50,000 people, thus reflecting some 90 percent of Internet use in Europe.

LAN—Local Area Network
Local network that covers a short-distance region; LANs usually have decentralized network management.

Link
A pointer to another Web site in the form of a text or graphic. When the hyperlink is double-clicked, the corresponding Web site is automatically loaded. Links enable ongoing navigation within the Internet without a new Internet address having to be inputted each time.

Log-in
Procedure for registering with a computer in the system which sometimes requires a user-ID and password.

Mailbox
A mailbox is an electronic mail box or pigeon hole where incoming e-mails are kept for collection by the owner of the box.

Modem
Hardware which enables the transmission of data from one computer to another via an analog data transmission line, usually the phone line.

Multimedia
Term used for real-time integration of text with still images and graphics, video and sound.

Online service
An Internet system which offers access to databases, file archives, conferences, chat groups and other information forms, as well as e-commerce.

Page impressions
In Germany the unit of measurement for viewing hits by random users on a Web site potentially housing ads. It provides the yardstick for use of an individual Web site. There is currently no international standardized, exact definition for this; PageView data on international Web sites is therefore not necessarily equivalent to the page impression figures for German Web sites.

Peering
Data exchange between individual subnetworks in the Internet.

Portal site
Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Put option
An option granting its holder the right to sell securities or other tradable items within a defined period or on a defined date at a preagreed price.

Search engine
Automatic programs which cover Internet contents and offer them to the user in the form of a database.

Server
Computer which other computers access to download data.

Shop/Shopping
Web site where the user can conclude purchasing transactions through e-commerce.

Streaming video
A banner which presents animations or videos as a datastream and thus almost in real-time.

T-D1
Deutsche Telekom's GSM standard mobile communications service.

T-DSL
Deutsche Telekom's ADSL service.

Telematics
Technology integrating telecommunications and information technology.

T-InterConnect
High-performance network platform (155Mbit/s) for Deutsche Telekom's Internet communication applications.

T-ISDN
Deutsche Telekom's ISDN network.

T-ISDN dsl
Service combining Deutsche Telekom's T-ISDN line and T-DSL line.

T-Mart
A range of services for multimedia applications, including service support, offered by Deutsche Telekom to business customers.

TOM T-Online Messenger
T-Online's instant messaging tool, which allows users to see who is currently online out of a list of friends, or which other Messenger users are currently surfing the same Web site, and to chat with any of these.

UMTS—Universal Mobile Telecommunications System
International mobile communications standard of the third generation that is to integrate mobile multimedia and telematics services in the 2-GHz range from 2002.

Unified messaging
Combination of the fixed network box, the mobile telephony box and the e-mail box to form a joint TelekomBox. The customer may retrieve and process all messages sent to any mailbox (voice, fax and e-mail) from any access (fixed network, mobile telephony or online).

Unique visitor
Unique visitors are individual Internet users who visit a Web site.

URL—Uniform Resource Locator
Standardized Internet address of an Internet site.

Visit
In the Internet context defines the technically successful accessing of a homepage by a user's Internet browser from the current range of offerings on the site when effected from outside the site.

Voice Over Internet Protocol
Technology for establishing telephone calls via the Internet. There are three methods: PC to PC, PC to Phone, Phone to Phone.

WAP—Wireless Application Product
"WAP" is a transmission standard enabling interaction with external services and applications via wireless terminals.

WAP—Wireless Application Protocol
WAP enables content to be made visible on the mobile phone display.

Web site
Internet page or pages presenting the contents of the person whose home page it is. The site is addressed in the Internet by means of a clear URL.

Publication details.

T-Online International AG
P.O. Box 10 11 52
D-64211 Darmstadt

Corporate Communications
Phone +49 (0) 61 51 680-22 10
Fax +49 (0) 61 51 680-22 19
Internet: www.t-online.de

Investor Relations:
Phone +49 (0) 61 51 680-29 31
Fax +49 (0) 61 51 680-299
E-Mail: ir@t-online.net

Additional copies of this report are available at:
Phone +49 (0) 61 51 680-22 10

Production:
Citigate SEA GmbH & Co. KG, Düsseldorf

Reproduction:
Vignold Ratingen GmbH

Printing:
Broermann Offset-Druck GmbH, Troisdorf-Spich
Printed with mineral-oil-free color on chlorine-free paper.

Photographs:
Roth und Schmid, Portrait Dr. Ron Sommer: Stefan Knecht

Concept and Design:
Interbrand Zintzmeyer & Lux AG, Zurich

English version:
Burton, Münch & Partner, Düsseldorf

The German version of this Annual Report is legally binding.

K-Nr.: 641 260 311

Our investment holdings in 2001.

Fully consolidated subsidiaries.

T-Online International AG

Domestic operations of T-Online International AG	
Domiciled in Germany	
T-Online International AG (parent company)	100.0%

Subsidiaries

All Group companies first consolidated before June 30, 2001	
Domiciled in Germany	
Atrada Trading Network AG (Group)	100.0%
daybyday media GmbH	61.78%
Domiciled in other countries	
YACOM INTERNET FACTORY S.A.U. (Group)	100.0%
T-Online.at Internet Service GmbH	100.0%
T-Online.ch AG	100.0%
T-Online France SAS (Group)	99.9%

Projects

All subsidiaries and associated companies first consolidated after June 30, 2001	
Domiciled in Germany	
t-info GmbH	100.0%
T-Online Travel AG	75.1%
Auto.T-Online GmbH & Co. KG	51.0%

Holdings not fully consolidated.

T-Online International AG

Domestic operations of T-Online International AG	
Domiciled in Germany	
T-Online Portal GmbH	100.0%
T-Online Holding GmbH	100.0%
T-Venture Fund GmbH & Co. KG	99.0%

Subsidiaries

All Group companies first consolidated before June 30, 2001	
Domiciled in Germany	
Booxtra Verwaltungs GmbH	25.0%
Booxtra GmbH & Co. KG	25.0%
WSI Webseek Infoservice GmbH	25.0%
WSI Webseek GmbH & Co. KG	25.0%
comdirect bank AG	21.4%
Domiciled in other countries	
T-Motion plc.	40.0%

Projects

All subsidiaries and associated companies first consolidated after June 30, 2001	
Domiciled in Germany	
Star Mobility GmbH	49.0%